
10010885



2009 TWO THOUSAND NINE ANNUAL REPORT



SKYW SKYWEST, INC.

Notice of 2010 Annual Meeting and Proxy Statement

SkyWest AIRLINES®

SKYWEST, INC.

ASA® atlantic southeast airlines

CURRENT COMBINED ROUTE SYSTEM



Edmonton
Calgary
Saskatoon
Edmonton
Cranbrook
Regina
Winnipeg
Vancouver
Victoria
Kalispell
Spokane
Great Falls
Seattle/Tacoma
Moses Lake
Pasco/Richland/Kennewick
Lewiston
Missoula
Helena
Butte
Bozeman
Billings
Bismarck
Fargo
Duluth
Houghton/Hancock
Portland
Eugene
Redmond/Bend
North Bend
Boise
Sun Valley
Idaho Falls
Jackson Hole
Cody
Gillette
Rapid City
Minneapolis/St. Paul
Wausau
Eau Claire
Appleton
Traverse City
Quebec
Ottawa
Montreal
Medford
Klamath Falls
Crescent City
Twin Falls
Pocatello
Casper
Sioux Falls
Rochester
Milwaukee
Madison
Muskegon
Grand Rapids
Saginaw
Flint
London
Toronto
Rochester
Syracuse
Albany
Manchester
Eureka/Arcata
Redding
Elko
Salt Lake City
Rock Springs
Hayden/Steamboat Springs
Cedar Rapids
Des Moines
Moline
Chicago
Lansing
Detroit
Buffalo
Omaha
Lincoln
Midway
South Bend
Cleveland
Scranton
Newburgh
White Plains
New York
Chico
Reno
Eagle County
Denver
Peoria
Bloomington
Fort Wayne
Akron/Canton
Allentown
Harrisburg
Pittsburgh
Sacramento
Grand Junction
Aspen
Kansas City
Indianapolis
Columbus
Dayton
Cincinnati
Washington, D.C.
San Francisco
Oakland
Modesto
San Jose
Fresno
Monterey
Montrose
Gunnison
Colorado Springs
Cedar City
St. George
Durango
Wichita
Springfield
St. Louis
Louisville
Evansville
Lexington
Charleston
Charlottesville
Richmond
Newport News/Williamsburg
Norfolk
Las Vegas
Paducah
Bristol/Kingsport/Johnson City
Roanoke
Lynchburg
Bakersfield
Inyokern
Tulsa
Fayetteville
Northwest Arkansas
Nashville
Knoxville
Greensboro/High Point/Winston-Salem
Raleigh/Durham
San Luis Obispo
Santa Maria
Santa Barbara
Oxnard
Burbank
Los Angeles
Ontario
Palm Springs
Orange County
Long Beach
Carlsbad
Imperial/El Centro
San Diego
Yuma
Phoenix
Tucson
Albuquerque
Oklahoma City
Memphis
Little Rock
Chattanooga
Huntsville
Asheville
Fayetteville
New Bern
Greenville-Spartanburg
Jacksonville
Wilmington
Myrtle Beach
Atlanta
Columbia
Charleston
Dallas
Columbus/Starkville/West Point
Birmingham
Columbus
Augusta
Midland
El Paso
Shreveport
Monroe
Montgomery
Jackson
Meridian
Albany
Savannah
Killeen
Alexandria
Gulfport
Mobile
Dothan
Valdosta
Brunswick
Baton Rouge
Pensacola
Fort Walton Beach
Tallahassee
Austin
Houston
Lafayette
New Orleans
Panama City
Gainesville
San Antonio
Daytona Beach
Melbourne
Sarasota
Grand Bahamas Island
Fort Lauderdale
Nassau
Key West
Los Cabos
Guadalajara
SkyWest AIRLINES
ASA
SkyWest Ground Handled Only
SkyWest - Seasonal
Pacific
8:00
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9:00 (Arizona does not observe Daylight Savings)
Central
10:00
Eastern
11:00
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Atlantic
NOON

EFFECTIVE MARCH 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah

87-0292166
(IRS Employer ID No.)

444 South River Road
St. George, Utah 84790
(435) 634-3000

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of this Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq National Market) on June 30, 2009 was approximately $547,794,710.

As of February 12, 2010, there were 56,013,914 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the Registrant's 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified.

SKYWEST, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Unless otherwise indicated, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc.; "SkyWest Airlines" refers to our wholly-owned subsidiary, SkyWest Airlines, Inc.; and "ASA" refers to our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Annual Report on Form 10-K should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about our future growth and development plans, including our future financial and operating results, our plans for SkyWest Airlines and ASA, our objectives, expectations and intentions and other statements that are not historical facts. Readers should keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this Report materializes, or any other underlying assumption proves incorrect, our actual results will vary, and may vary materially from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below in Item 1A., Risk Factors, and the following:

- global and national economic conditions;
- the impact of high fuel prices on the airline industry;
- our ability to attract and retain code-share partners;
- changes in our code-share relationships;
- the cyclical nature of the airline industry;
- reduced utilization levels of our aircraft under our code-share agreements
- competitive practices in the airline industry, including significant fare-restructuring activities, consolidation of major carriers, leaving fewer potential code-share partners, capacity reductions and other restructurings by major and regional carriers, including Delta Air Lines ("Delta"), United Air Lines, Inc. ("United"), Midwest Airlines, Inc. ("Midwest") and AirTran Airways, Inc. ("AirTran");
- labor costs;
- security-related and insurance costs;
- weather conditions;
- government legislation and regulation;
- relations with our employees, including the impact of labor negotiations and agreements with our unionized and non-unionized employees;
- litigation with Delta;
- unionization efforts among SkyWest Airlines' employees; and
- other risks and uncertainties listed from time to time in our reports filed with the SEC.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines and ASA, our wholly-owned subsidiaries, we offer scheduled passenger service with approximately 2,300 daily departures to 217 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as Delta Connection, United Express or AirTran under code-share arrangements with Delta, United or AirTran, respectively, with significant presence in Delta and United's key domestic hubs and focus cities. SkyWest Airlines and ASA generally provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners generally reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of December 31, 2009, our consolidated fleet consisted of a total of 449 aircraft, of which 258 were assigned to Delta, 186 were assigned to United, three were assigned to Midwest, and two were assigned to AirTran. We currently operate one type of regional jet aircraft in three different configurations, the 50-seat Bombardier Aerospace ("Bombardier") CRJ200 Regional Jet (the "CRJ200"), the 70-seat Bombardier CRJ700 Regional Jet (the "CRJ700") and the 70-90-seat Bombardier CRJ900 Regional Jet (the "CRJ900"), and one type of turboprop aircraft, the 30-seat Embraer Brasilia EMB-120 turboprop (the "Brasilia turboprop").

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. We maintain an Internet web site at *www.skywest.com*. Our website provides a link to the web site of the SEC, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of our filings free of charge upon request.

Our Operating Platforms

SkyWest Airlines

SkyWest Airlines provides regional jet and turboprop service primarily located in the midwestern and western United States. SkyWest Airlines offered approximately 1,500 daily scheduled departures as of December 31, 2009, of which approximately 1,060 were United Express flights, 410 were Delta Connection flights, 20 were Midwest Connect flights and ten were AirTran coded flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, Milwaukee, San Francisco and Salt Lake City. SkyWest Airlines' fleet as of December 31, 2009 consisted of 21 CRJ900s, all of which were flown for Delta, 79 CRJ700s, of which 66 were flown for United and 13 for Delta; 138 CRJ200s, of which 81 were flown for United, 52 were flown for Delta, three were flown for Midwest and two were flown for AirTran, and 51 Brasilia turboprops, of which 39 were flown for United and 12 were flown for Delta.

SkyWest Airlines currently conducts its Delta Connection operations pursuant to the terms of an Amended and Restated Delta Connection Agreement which obligates Delta to compensate SkyWest

Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown (the "SkyWest Airlines Delta Connection Agreement"). In addition, the SkyWest Airlines Delta Connection Agreement provides for us to increase our profitability if we reduce our total costs. SkyWest Airlines' United code-share operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives (the "SkyWest Airlines United Express Agreement"). Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions. On June 10, 2009, SkyWest Airlines and Midwest reached a mutual understanding to terminate the service SkyWest Airlines provided under the Airline Services Agreement (the "Midwest Services Agreement"). As a result, SkyWest Airlines removed its remaining 12 CRJ200 regional jet aircraft out of Midwest service in stages through January 2010.

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009, and added three additional aircraft in January and February of 2010. The AirTran code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

ASA

ASA provides regional jet service primarily in the United States primarily from hubs located in Atlanta and Cincinnati. ASA offered more than 780 daily scheduled departures as of December 31, 2009, all of which were Delta Connection flights. ASA's fleet as of December 31, 2009, consisted of ten CRJ900s, 38 CRJ700s, 112 CRJ200s. Under the terms of the Second Amended and Restated Delta Connection Agreement executed by ASA and Delta (the "ASA Delta Connection Agreement"), Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned to or shared with Delta, depending on various conditions.

On February 10, 2010, ASA and United entered into a United Express Agreement, pursuant to which ASA has agreed to operate 14 CRJ200 aircraft as a United Express carrier (the "ASA United Express Agreement"). On February 11, 2010, ASA began operating as a United Express carrier, and we anticipate that the 14 United Express regional jets to be flown by ASA will be in operation by May of 2010. The ASA United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

Competition and Economic Conditions

The airline industry is highly competitive. SkyWest Airlines and ASA compete principally with other code-sharing regional airlines, but also with regional airlines operating without code-share agreements, as well as low-cost carriers and major airlines. The combined operations of SkyWest Airlines and ASA extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline, and to a certain extent, most major and low-cost domestic carriers. The primary competitors of SkyWest Airlines and ASA among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation, American Eagle Airlines, Inc. ("American Eagle") (owned by American Airlines, Inc. ("American")), Comair, Inc. ("Comair") (owned by Delta), Compass Airlines ("Compass") (owned by Delta), Mesaba Airlines ("Mesaba") (owned by Delta), ExpressJet Holdings, Inc. ("ExpressJet"), Horizon Air

Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.), Mesa Air Group, Inc. ("Mesa"), Pinnacle Airlines Corp. ("Pinnacle"), Republic Airways Holdings Inc. ("Republic") and Trans State Airlines, Inc. Major airlines award contract flying to these regional airlines based upon, but not limited to, the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, baggage handling performance and the overall image of the regional airline as a whole. The principal competitive factors we experience with respect to our pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. The combined operations of SkyWest Airlines and ASA represent the largest regional airline operation in the United States. However, some of the major and low-cost carriers are larger, and have greater financial and other resources than SkyWest Airlines and ASA. Additionally, regional carriers owned by major airlines, such as American Eagle, Comair, Compass and Mesaba, may have access to greater resources at the parent level than SkyWest Airlines and ASA, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns combined with competitive pressures have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines and ASA. Nevertheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if Delta or United, or one or more other code-share partners we may secure in the future, experience a prolonged decline in passenger load or are harmed by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines and ASA or cancel flights in order to reduce their costs.

Industry Overview

Majors, Low Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been dominated by several major airlines, including American, Continental Airlines, Inc. ("Continental"), Delta, US Airways and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

Low cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Frontier Airlines, Inc. ("Frontier") and AirTran, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

Regional airlines, such as ASA, ExpressJet, Mesa, Pinnacle, Republic and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low cost carriers. Several regional airlines, including American Eagle, Comair, Compass, Mesaba and Horizon, are wholly-owned subsidiaries of major airlines.

In contrast to low cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

Relationship of Regional and Major Airlines

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Denver, Los Angeles and San Francisco as United Express and out of Salt Lake City as Delta Connection and Milwaukee as an AirTran carrier. ASA operates as Delta Connection out of Atlanta and Cincinnati. In addition, the major airline generally provides services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the regional airlines and their code-share partners usually involve contractual, or fixed-fee payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

- *Fixed-Fee Arrangements.* Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee for each departure, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.
- *Revenue-Sharing Arrangements.* Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

Code-Share Agreements

SkyWest Airlines and ASA operate under United Express Agreements with United, and SkyWest, SkyWest Airlines and ASA operate under Delta Connection Agreements with Delta. During the fiscal year ended December 31, 2009, SkyWest Airlines operated under the Midwest Services Agreement with Midwest. On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran.

These code-share agreements authorize Delta, United, Midwest and AirTran to identify our flights and fares under their two-letter flight designator codes ("DL," "UA" "YX", or "FL") in the central reservation systems, and generally require us to paint our aircraft with their colors and logos and to market our status as Delta Connection, United Express. Midwest Connect or AirTran. Under each of our code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with Delta, United, Midwest and AirTran. As of December 31, 2009, approximately 94% of our passenger revenues related to contract flights, where Delta, United or Midwest controlled scheduling, ticketing, pricing and seat inventories. The remainder of or our passenger revenues as of December 31, 2009 related to pro-rate flights, where we controlled scheduling, ticketing, pricing and seat inventories, and shared revenues with Delta, United or AirTran according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

SkyWest Airlines Delta Connection Agreement

SkyWest Airlines and Delta are parties to the SkyWest Airlines Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2009, SkyWest Airlines operated 21 CRJ900s, 13 CRJ700s and 52 CRJ200s under the SkyWest Airlines Delta Connection Agreement. Additionally, as of December 31, 2009, SkyWest Airlines operated 12 Brasilia turboprops under the Delta code under a revenue-sharing arrangement. SkyWest Airlines operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2009, SkyWest Airlines was operating approximately 410 Delta Connection flights per day. Delta is entitled to all passenger, cargo and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines is scheduled to receive from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to the Delta Connection flights plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs primarily related to fuel, aircraft maintenance and ownership.

Among other provisions, the SkyWest Airlines Delta Connection Agreement provides that, beginning with the third anniversary of the execution of the agreement (September 8, 2008), Delta has the right to require that certain contractual rates under that agreement shall not exceed the average rate of all carriers within the Delta Connection Program. On October 23, 2009, Delta sent a letter to SkyWest Airlines requiring it to either adjust the rates payable under the SkyWest Airlines Delta Connection Agreement or accept termination of that agreement, Delta's letter also notified SkyWest Airlines of Delta's estimate of the average rates to be applied under the SkyWest Airlines Delta Connection Agreement. On October 28, 2009, SkyWest Airlines notified Delta of its election to adjust the rates payable under the SkyWest Airlines Delta Connection Agreement; however, SkyWest Airlines also notified Delta of its disagreement with Delta's estimated rates and its belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the SkyWest Airlines Delta Connection Agreement. SkyWest Airlines and Delta have exchanged subsequent correspondence, and SkyWest Airlines continues to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection Program.

The SkyWest Airlines Delta Connection Agreement provides that, beginning with the fifth anniversary of the execution of the agreement (September 8, 2010), Delta has the right to require that certain contractual rates under that agreement shall not exceed the second lowest of all carriers within the Delta Connection Program.

The SkyWest Airlines Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The SkyWest Airlines Delta Connection Agreement is subject to early termination in various circumstances, including:

- if SkyWest Airlines or Delta commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30 days notice and cure rights;
- if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if SkyWest Airlines fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the ASA Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if SkyWest Airlines fails to maintain competitive base rate costs (provided that SkyWest Airlines has the right to adjust its rates prior to any such termination).

ASA Delta Connection Agreement

ASA and Delta are parties to the ASA Delta Connection Agreement, dated as of September 8, 2005. As of December 31, 2009, ASA operated ten CRJ900s, 38 CRJ700s and 112 CRJ200s for Delta under the ASA Delta Connection Agreement. On January 9, 2009, ASA reached an agreement with Delta to operate an additional ten CRJ900s. The aircraft were previously ordered by Delta and are now being contracted for flying with ASA. As of December 31, 2009, ASA had taken delivery of all of these aircraft. ASA intends to use the aircraft as replacements for 20, 50-seat CRJ200s that are scheduled for removal from contract service between January and August 2010, which is earlier than the existing scheduled termination dates as contained in the Delta Connection Agreement. ASA operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of December 31, 2009, ASA was operating more than 780 Delta Connection flights per day between Atlanta, Cincinnati and designated outlying destinations. Under the ASA Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight. Commencing in 2008, ASA is guaranteed to maintain its percentage of total Delta Connection flights that it had in 2007, so long as its bid for additional regional flying is competitive with bids submitted by other regional carriers.

In exchange for providing the designated number of flights and performing ASA's other obligations under the ASA Delta Connection Agreement, ASA is scheduled to receive from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to Delta Connection flights plus (ii) if ASA completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs (not including fuel costs) related to the Delta Connection flights. Costs directly reimbursed by Delta under the ASA Delta Connection Agreement include costs related to fuel, ground handling, and aircraft maintenance and ownership. The ASA Delta Connection Agreement also provides for incentive compensation based upon ASA's performance, including on-time arrival performance and completion percentage rates.

Among other provisions, the ASA Delta Connection Agreement provides that, beginning with the third anniversary of the execution of the agreement (September 8, 2008), Delta has the right to require that certain contractual rates under that agreement shall not exceed the average rate of all carriers within the Delta Connection Program. On October 23, 2009, Delta sent a letter to ASA requiring it to either adjust the rates payable under the ASA Delta Connection Agreement or accept termination of that agreement. Delta's letter also notified ASA of Delta's estimate of the average rates to be applied under the ASA Delta Connection Agreement. On October 28, 2009, ASA notified Delta of its election to adjust the rates payable under the ASA Delta Connection Agreement; however, ASA also notified Delta of its disagreement with Delta's estimated rates and its belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the ASA Delta Connection Agreement. ASA and Delta have exchanged subsequent correspondence, and ASA continues to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection Program.

The ASA Delta Connection Agreement provides that, beginning with the fifth anniversary of the execution of the agreement (September 8, 2010), Delta has the right to require that certain contractual rates under that agreement shall not exceed the second lowest of all carriers within the Delta Connection Program.

The ASA Delta Connection Agreement is scheduled to terminate on September 8, 2020, unless Delta elects to exercise its option to extend the term for up to four additional five-year terms. The ASA Delta Connection Agreement is subject to early termination in various circumstances including:

- if ASA or Delta commits a material breach of the ASA Delta Connection Agreement, subject to 30 days notice and cure rights;
- if ASA fails to conduct all flight operations and maintain all aircraft under the ASA Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if ASA fails to satisfy certain performance and safety requirements;
- if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement;
- if the other party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U. S. Bankruptcy Code) or if either party makes an assignment for the benefit of creditors; or
- if ASA fails to maintain competitive base rate costs (provided that ASA has the right to adjust its rates prior to any such termination).

SkyWest, Inc. Delta Connection Agreement

In December 2007, we expanded our relationship with Delta by entering into a Delta Connection Agreement which awarded us the right to operate 12 CRJ700s, previously operated by Comair. This Delta Connection Agreement is ancillary to, and satisfied certain obligations of Delta under the ASA Delta Connection Agreement. We have the right to designate either SkyWest Airlines or ASA to operate the 12 aircraft to provide service, primarily to and from Delta's Cincinnati hub through February 2012 (subject to Delta's right to extend the arrangement for up to three additional three-year terms). Under the arrangement, Delta has agreed to pay ASA or SkyWest Airlines, as applicable, a fixed-fee per completed block hour, a fixed-fee per completed departure, a fixed-fee for overhead, a one-time start-up payment for each aircraft delivered and incentive payments based upon performance, including on-time arrival performance and completion percentage rates. Additionally, Delta has agreed to reimburse SkyWest Airlines or ASA, as applicable, for certain operating costs under this Delta Connection Agreement.

SkyWest Airlines United Express Agreement

SkyWest Airlines and United are parties to the United Express Agreement entered into on July 31, 2003. As of December 31, 2009, SkyWest Airlines operated 66 CRJ700s, 81 CRJ200s and 39 Brasilia turboprops under the United Express Agreement, flying a total of approximately 1,060 United Express flights per day between Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/ Tacoma and designated outlying destinations. Generally, under the United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the United Express Agreement, SkyWest Airlines receives from United compensation (subject to an annual adjustment) of a fixed-fee per completed block hour, a fixed-fee per completed departure, a fixed-fee per passenger, a fixed-fee for overhead and aircraft costs, and a one-time start-up payment for each aircraft delivered. The United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including on-time arrival performance and completion percentage rates. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United, including costs related to fuel and aircraft ownership. As of December 31, 2009, 27 of the 39 Brasilia turboprops and 14 of the 81 CRJ200s were operated under a revenue-sharing arrangement.

On October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bears interest at a rate of 11%, with a ten-year amortization period. The loan is secured by certain ground equipment and airport slot rights held by United. SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the existing United Express Agreement. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. United's right to defer such payments is scheduled to terminate in ten years.

On October 16, 2009, SkyWest Airlines extended existing rights to operate 40 regional jet aircraft under the United Express Agreement until the end of their current lease terms (on average 8.4 years). The following table is the updated schedule of expirations for the SkyWest Airlines United Express contract aircraft:

Year	Brasilia Turboprops	CRJ200s	CRJ700s
2010	1	2	—
2011	—	4	—
2013	9	11	1
2014	—	—	10
2015	—	10	31
2016	—	—	10
2017	—	2	—
2018	—	7	—
2019	—	2	9
2020	—	—	9
2021	—	15	—
2022	—	8	—
2024	—	6	—

United has the option, upon one year's notice, of extending the United Express Agreement for five years. The United Express Agreement is subject to early termination in various circumstances including:

- if SkyWest Airlines or United fails to fulfill an obligation under the United Express Agreement for a period of 60 days after written notice to cure;

- if SkyWest Airlines' operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if the other party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations;
- if bankruptcy proceedings are commenced against the other party (subject to limitations imposed by the U.S. Bankruptcy Code) and certain specified conditions are not satisfied; or
- if SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport).

ASA United Express Agreement

On February 10, 2010, ASA and United entered into the ASA United Express Agreement, pursuant to which ASA has agreed to operate 14 CRJ200 aircraft as a United Express carrier. On February 11, 2010, ASA began operating as a United Express carrier, and we anticipate that the 14 United Express regional jets to be flown by ASA will be in operation by May of 2010. The ASA United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

AirTran

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009 and added three additional aircraft in January and February of 2010. The code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

Midwest Airline Services Agreement

On June 10, 2009, SkyWest Airlines announced the wind down of the Midwest Services Agreement. As a result, SkyWest Airlines and Midwest terminated the Midwest Services Agreement on December 31, 2009 and SkyWest Airlines removed the remaining 12 CRJ200s out of Midwest service by January 2010.

Markets and Routes

As of December 31, 2009, SkyWest Airlines and ASA scheduled the following daily flights as Delta Connection carriers: 754 flights to or from Hartsfield- Jackson Atlanta International Airport, 388 flights to or from Salt Lake City International Airport and 22 flights to or from Cincinnati/Northern Kentucky International Airport.

As of December 31, 2009, SkyWest Airlines scheduled the following daily flights as a United Express carrier: 250 flights to or from Chicago O'Hare International Airport, 320 flights to or from Denver International Airport, 210 flights to or from Los Angeles International Airport, 238 flights to or from San Francisco International Airport and 42 flights to or from other outlying airports.

As of December 31, 2009, SkyWest Airlines scheduled 20 daily flights as a Midwest Connect carrier to or from Milwaukee International Airport.

As of December 31, 2009, SkyWest Airlines scheduled 10 daily flights as an AirTran carrier to or from Milwaukee International Airport.

Our flight schedules are structured to facilitate the connection of our passengers with flights of our major partners at the airports we serve.

Training and Aircraft Maintenance

SkyWest Airlines' and ASA's employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines and ASA crew members and maintenance personnel at their respective training facilities. SkyWest Airlines and ASA also contract with third party vendors for non-routine airframe and engine maintenance.

Fuel

Historically, we have not experienced problems with the availability of fuel, and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. Standard industry contracts generally do not provide protection against fuel price increases, nor do they ensure availability of supply. However, our code-share agreements with Delta and United provide for fuel used in the performance of the code-share agreements to be reimbursed by our major partners, thereby reducing our exposure to fuel price fluctuations. United purchased fuel directly from a fuel vendor for our United Express aircraft under contract operated out of Chicago, San Francisco, Los Angeles and Denver; Midwest purchased all of the fuel for our Midwest aircraft directly from Midwest's fuel vendors and as of June 1, 2009, Delta purchased the majority of the fuel for our Delta aircraft under contract directly from its fuel vendors. During the year ended December 31, 2009, approximately 92.2% of our fuel purchases were associated with our Delta and United code-share agreements and were reimbursed by our major partners. A substantial increase in the price of jet fuel, to the extent our fuel costs are not reimbursed, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Employees

As of December 31, 2009, SkyWest and SkyWest Airlines collectively employed 8,654 full-time equivalent employees consisting of 4,232 pilots and flight attendants, 2,833 customer service personnel, 1,106 mechanics and other maintenance personnel, and 483 administration and support personnel. None of these employees are currently represented by a union. We are aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and we anticipate that such efforts will continue in the future. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

As of December 31, 2009, ASA employed approximately 3,604 full-time equivalent employees consisting of 2,227 pilots and flight attendants, 240 customer service personnel, 901 mechanics and other maintenance personnel, and 236 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association International, ASA's flight attendants are represented by the Association of Flight Attendants—CNA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in July 20, 2011.

The collective bargaining agreement between ASA and its flight controllers became amendable in April 2006, and ASA is currently engaged in negotiations with its flight controllers. ASA has never experienced a work stoppage due to a strike or other labor dispute, and considers its relationships with employees to be good.

Government Regulation

All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other ways, certifications, which are necessary for the continued operations of SkyWest Airlines and ASA, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest Airlines and ASA are operating in compliance with FAA regulations and hold all operating and airworthiness certificates and licenses which are necessary to conduct their respective operations. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines and ASA are subject. SkyWest Airlines' and ASA's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest Airlines and ASA do not currently operate at any airports where landing slots are restricted.

All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines and ASA are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest Airlines and ASA are in compliance in all material respects with these laws and regulations.

Environmental Matters

SkyWest, SkyWest Airlines and ASA are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Safety and Security

We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines and ASA have taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of their operations. Some of the safety and security measures we have taken with our code-share partners include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

SkyWest Airlines and ASA maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our pro-rate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks Related to Our Operations

We are highly dependent on Delta and United.

If any of our code-share agreements with Delta or United are terminated, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of any of these agreements would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airline independent from major partners would be a significant departure from our business plan, would likely be very difficult and may require significant time and resources, which may not be available to us at that point.

The current terms of the SkyWest, SkyWest Airlines and ASA Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by SkyWest, SkyWest Airlines or ASA of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate any or all of the Delta Connection Agreements), the right to terminate each of the agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or ASA from performance for certain periods and the right to terminate each of the agreements if SkyWest Airlines or ASA, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines to take corrective action to reimburse Delta for lost revenues. The current terms of the SkyWest Airlines and ASA United Express Agreements are subject to certain early termination provisions and subsequent renewals. United may terminate the SkyWest Airlines and ASA United

Express Agreements due to an uncured breach by SkyWest Airlines or ASA of certain operational and performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals.

We currently use Delta's and United's systems, facilities and services to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta or United were to cease any of these operations or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by Delta or United personnel or for any other reason, we may not be able to replace these services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. Furthermore, upon certain terminations of our code-share agreements, Delta and United could require us to sell or assign to them facilities and inventories, including maintenance facilities, we use in connection with the code-share services we provide. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these airport facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

We may be negatively impacted by the troubled financial condition of Delta and United.

For the year ended December 31, 2009 approximately 98.1% of our ASMs were attributable to our code-share agreements with Delta and United. Both Delta and United have incurred significant losses in recent years, which materially weakened their financial condition. Because of their weakened financial condition, there is no assurance that either United or Delta will ultimately succeed or will remain a going concern over the long term. Volatility in fuel prices may negatively impact both Delta's and United's results of operations and financial condition. Among other risks, Delta and United are vulnerable both to unexpected events (such as additional terrorist attacks or additional spikes in fuel prices) and to deterioration of the operating environment (such as a recession or significant increased competition). There is no assurance that Delta or United will be able to operate successfully under these financial conditions.

In light of the importance of our code-share agreements with Delta and United to our business, the termination of these agreements could jeopardize our operations. Such events could leave us unable to operate many of our current aircraft, as well as additional aircraft we are obligated to purchase, which would likely result in a material adverse effect on our operations and financial condition.

The financial condition of Delta and United will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta and/or United could file for bankruptcy again, in which case our code-share agreements could be subject to termination under the U.S. Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta and United have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, more volatile operating margins and more aggressive contractual positions, which could result in additional litigation. We believe that any of these developments could have a negative effect on many aspects of our operations and financial condition.

On October 16, 2009, SkyWest Airlines entered into a series of transactions with United that provided operational funding to United, extended SkyWest Airlines' existing rights to operate 40 regional jet aircraft under the SkyWest Airlines United Express Agreement until the end of their current lease terms and created an opportunity for ASA to operate 14 regional jet aircraft as a United Express carrier. We anticipate that ASA will begin operating as a United Express carrier starting in the first quarter of 2010, and the 14 United Express regional jets to be flown by ASA will be in operation by May of 2010. We also anticipate that ASA will operate these aircraft under a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the existing SkyWest Airlines United Express Agreement.

Also on October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bears interest at a rate of 11%, with a ten-year amortization period. The loan is secured by certain ground equipment and airport slot rights held by United. SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the existing SkyWest Airlines United Express Agreement. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. United's right to defer such payments is scheduled to terminate in ten years.

A default by United under the SkyWest Airlines United Express Agreement, the ASA United Express Agreement, the term loan extended by SkyWest Airlines to United or United's obligation to repay certain amounts deferred pursuant to the financing arrangement we established with United in October 2009, could have a material adverse effect on our financial condition, results of operations, liquidity and the price of our common stock.

The amounts we receive under our code-share agreements may be less than the actual amounts of the corresponding costs we incur.

Under our code-share agreements with Delta and United, we are compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost (and, with respect to the ASA Delta Connection Agreement, a pre-determined rate of return based upon the actual cost we incur). With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the year ended December 31, 2009, approximately 46% of our costs were pass-through costs and approximately 54% of our costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

The rates we are paid under the Delta Connection Agreements are subject to adjustment and, if adjusted downward beyond our current estimates, our financial results would be negatively affected.

SkyWest Airlines and ASA have each entered into a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and ASA provide contract flight services for Delta. Among other provisions, those Delta Connection Agreements provide that, beginning with the third anniversary of the execution of the agreements (September 8, 2008), Delta has the right to require that certain contractual rates under those agreements shall not exceed the average rate of all carriers. As of December 31, 2009, SkyWest Airlines and ASA had not finalized the contractual rates under their respective Delta Connection Agreements. On October 23, 2009, Delta sent letters to SkyWest Airlines and ASA requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements. Delta also notified SkyWest Airlines and ASA of Delta's estimate of the average rates to be applied under the Delta Connection Agreements. On October 28, 2009, SkyWest Airlines and ASA notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. SkyWest Airlines and ASA have exchanged subsequent correspondence with Delta, and SkyWest Airlines and ASA continue to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection program. Because SkyWest Airlines and ASA have not reached an agreement with Delta regarding the final contractual rates to be established under the Delta Connection Agreements, we have evaluated our method for calculating the average rate of the carriers within the Delta Connection Program under the revenue recognition accounting guidance and recorded revenue under those agreements based on our management's understanding of the applicable terms in the Delta Connection Agreements and our management's best estimate of the revenue that will ultimately be realized upon settlement of the contractual rates with Delta with respect to the year ended December 31, 2009. There can be no assurance that the methodology we have used to estimate the average rate which will be established pursuant to the Delta Connection Agreements will ultimately be used for purposes of determining the average rate to which we will be subject. If our disagreement with Delta on this issue is not resolved consistent with management's interpretation, our operating results and financial condition may be negatively impacted.

The SkyWest Airlines and ASA Delta Connection Agreements provide that, beginning with the fifth anniversary of the execution of the agreements (September 8, 2010), Delta has the right to require that certain contractual rates under those agreements shall not exceed the 2nd lowest of all carriers within the Delta Connection Program.

SkyWest Airlines and ASA are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for IROP expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and ASA during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest Airlines and ASA. As of December 31, 2009, we had recognized a cumulative total of $32.4 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and ASA on March 24, 2008. Delta's Counterclaim alleges that ASA and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its counterclaim.

On March 24, 2008, Delta filed a Motion to Dismiss the Complaint (the "Motion to Dismiss"). A hearing on the Motion to Dismiss was held September 5, 2008. In an order entered September 13, 2008, the Court granted in part and denied in part the Motion to Dismiss. The Court denied the Motion to Dismiss with respect to the breach of contract claim contained in the Complaint. The Court denied in part the Motion to Dismiss with respect to the action for declaratory judgment contained in the Complaint, and granted in part the Motion to Dismiss to the extent the Complaint seeks to read alternative or supplemental obligations created by prior conduct into the Delta Connection Agreements. The Court granted the Motion to Dismiss with respect to claims for estoppel, unilateral mistake, and mutual mistake contained in the Complaint. The Court's ruling affects the current posture of the case, but does not preclude pursuit of the claim for breach of contract or the claim for declaratory relief, under which SkyWest Airlines and ASA continue to seek recovery of all amounts withheld by Delta.

On July 31, 2009, SkyWest Airlines and ASA filed an Amended Complaint in the lawsuit adding claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Delta Connection Agreements. Under those theories, SkyWest Airlines and ASA seek recovery of all of the approximately $25 million withheld by Delta during December 2007. SkyWest Airlines and ASA are also seeking recovery of additional amounts withheld by Delta subsequent to December 2007. Discovery on all of SkyWest's Airlines' and ASA's claims and defenses is in process. On September 4, 2009, Delta filed a motion to dismiss the Amended Complaint in part. Delta asserts that the claims added by SkyWest Airlines and ASA in the Amended Complaint should be dismissed based on legal arguments set forth in Delta's memorandum in support of its motion. On January 22, 2010, the Court granted Delta's motion in part, dismissing the claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Connection Agreements. SkyWest Airlines and ASA have filed an application seeking an interlocutory appeal of the Court's order and continue to vigorously pursue their claims set forth in the Amended Complaint, to the extent permitted by the Court's ruling on the Motion to Dismiss, and their defenses to Delta's counterclaims.

There can be no assurance that the dispute will be resolved consistent with the position taken by SkyWest Airlines and ASA. If the dispute is not resolved consistent with the position taken by SkyWest Airlines and ASA our financial results would be negatively impacted. The litigation may have other negative effects on our relationship with Delta and our operations under the existing Delta Connection Agreements.

Disagreements regarding the interpretation of our code-share agreements with our major partners could have an adverse effect on our operating results and financial condition.

SkyWest and its subsidiaries have entered into code-share agreements with Delta and United. For the year ended December 31, 2009, more than 98% of our ASMs were attributable to flights we flew under those agreements. We anticipate that, for the foreseeable future, substantially all of our revenues will be generated under existing or future code-share agreements.

Contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

In recent years we have experienced disagreements with our major partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation (see the preceding risk factor entitled *SkyWest Airlines and ASA are engaged in litigation with Delta, which may negatively impact our financial results and our relationship with Delta*), and we may be subject to additional disputes and litigation in the future. Those disagreements have also required a significant amount of management time and financial resources.

To the extent that we continue to experience disagreements regarding the interpretation of our code-share or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

We have a significant amount of contractual obligations.

As of December 31, 2009, we had a total of approximately $2.0 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our consolidated balance sheets. At December 31, 2009, we had 284 aircraft under lease, with remaining terms ranging from one to 17 years. Future minimum lease payments due under all long-term operating leases were approximately $2.9 billion at December 31, 2009. At a 5.8% discount factor, the present value of these lease obligations was equal to approximately $2.1 billion at December 31, 2009. As of December 31, 2009, we had commitments of approximately $98.0 million to purchase four CRJ700s. We expect to complete these deliveries by the first quarter of 2010. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

There are risks associated with our regional jet strategy, including potential oversupply and possible passenger dissatisfaction.

Our selection of Bombardier Regional Jets as the primary aircraft for our existing operations and projected growth involves risks, including the possibility that there may be an oversupply of regional jets available for sale in the foreseeable future, due, in part, to the financial difficulties of regional and major airlines, including Delta, United, Comair, Mesa and ExpressJet. A large supply of regional jets may allow other carriers, or even new carriers, to acquire aircraft for unusually low acquisition costs, allowing them to compete more effectively in the industry, which may ultimately harm our operations and financial performance.

Our regional jet strategy also presents the risk that passengers may find the Bombardier Regional Jets to be less attractive than other aircraft, including other regional jets. Recently, several other models of regional jets have been introduced by manufacturers other than Bombardier. If passengers develop a preference for other regional jet models, our results of operation and financial condition could be negatively impacted.

We may be limited from expanding our flying within the Delta and United flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta and United.

Additional growth opportunities within the Delta and United flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta or United will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Furthermore, the troubled financial condition, bankruptcies and restructurings of Delta and United may reduce the growth of regional flying within their flight systems. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. Additionally, even if Delta and/or United choose to expand our fleet on terms acceptable to us, they may be allowed at any time to subsequently reduce the number of aircraft covered by our code-share agreements. We also cannot provide any assurance that we will be able to obtain the additional ground and maintenance facilities, including gates, and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially adversely affect our operating results and our financial condition.

Delta, United and/or AirTran may be restricted in increasing their business with us, due to "scope" clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Delta's scope limitations restrict its partners from operating aircraft with over 76 seats, even if those aircraft are operated for an airline other than Delta. We cannot assure that these scope clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our business model depends on major airlines, including Delta and United, electing to contract with us instead of operating their own regional jets. Some major airlines, including Delta, American and Alaska Airlines, own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta or United to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the ASA Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under the SkyWest Airlines United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport).

Economic and industry conditions constantly change, and negative economic conditions in the United States and other countries may create challenges for us that could materially and adversely affect our operations and financial condition.

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which have resulted in greater volatility, less liquidity, widening of credit spreads, and decreased availability of financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, wars, terrorist attacks or political instability;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;
- changes in the competitive environment due to industry consolidation and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- outbreaks of diseases that affect travel behavior; and
- weather and natural disasters.

The aggregate effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition.

Reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.

Our code-share agreements set forth minimum levels of flight operations which our major partners are required to schedule for our operations and we are required to provide. These minimum flight operating levels are intended to compensate us for reduced operating efficiencies caused by production decreases made by our major partners under our respective code-share agreements. Generally, our major partners have utilized our flight operations at levels which exceed the minimum levels set forth in our code-share agreements. For the year ended December 31, 2009 our block hours decreased approximately 1.0% from the year ended December 31, 2008 and for certain months of the year ended December 31, 2009 the block hours flown under certain of our code-share agreements were lower than the minimum levels set forth in those agreements. However, if our major partners schedule the utilization of our aircraft below historical levels (including taking into account the stage length and frequency of our scheduled flights), we may not be able to maintain operating efficiencies previously obtained, which would negatively impact our operating results and financial condition. Continued reduced utilization levels of our aircraft under our code-share agreements would adversely impact our financial results.

Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the year ended December 31, 2009, our salary, wage and benefit costs constituted approximately 29.1% of our total operating costs. Increases in our unionized labor costs could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

ASA's pilots, flight attendants and flight controllers are represented by unions, including: The Air Line Pilots Association, International, the Association of Flight Attendants—CNA and the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in July 20, 2011. The contract with ASA's flight controllers became amendable in April 2006, and ASA is currently engaged in negotiations with its flight controllers. Negotiations with unions representing ASA's employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. In addition, there are other ASA employees that are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in additional ASA employees being represented by one or more unions. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements.

SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in some or all of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing ASA employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing ASA employees may also assert that SkyWest Airlines' employees should be subject to ASA collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase our operating expenses and negatively impact our financial results.

If unionizing efforts among SkyWest Airlines' employees are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation.

If we are unable to reach labor agreements with any current or future unionized work groups, we may be subject to work interruptions or stoppages, which may adversely affect our ability to conduct our operations and may even allow Delta or United to terminate their respective code-share agreement.

We have been adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our contract flying arrangements, Delta and United have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our pro-rate operations. As of December 31, 2009, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while, approximately 47% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements. As of December 31, 2009, we operated 14 CRJ200s under a pro-rate agreement with United. On November 4, 2009, we entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. As of December 31, 2009, we operated two CRJ 200s with AirTran. We anticipate that SkyWest Airlines will add three additional aircraft in early 2010. Our operating and financial results can be affected by the price and availability of jet fuel. Due to the competitive nature of the airline industry, we may not be able to pass on increased fuel prices to our pro-rate customers by increasing fares. Fuel prices are volatile, and changed since 2007.

The Airline Safety and Pilot Training Improvement Act of 2009 could negatively affect our operations and our financial condition.

Prompted by the crash of a Colgan aircraft, which killed 50 people near Buffalo, New York, passengers and governmental authorities have raised questions about pilot qualifications, training and fatigue. The Airline Safety and Pilot Training Improvement Act of 2009 was introduced in the United States House of Representatives and, as of the date of this Report, was under consideration by the United States Senate. If adopted in the manner currently proposed, the Airline Safety and Pilot Training Improvement Act of 2009 would add new certification requirements for entry-level commercial pilots, require additional emergency training, improve availability of pilot records and mandate stricter rules to minimize pilot fatigue.

The Airline Safety and Pilot Training Improvement Act of 2009 would also:

- Require that all airline pilots obtain an Airline Transport Pilot license, which is currently only needed by captains.

- Mandate that the Federal Aviation Administration (FAA) within 90 days set up a new database of pilot records so that airlines will have access to more information before they hire someone for the cockpit.
- Direct the FAA within one year to rewrite the rules for how long pilots can work.

Declining interest rates could have a negative effect on our financial results.

Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. However, under our contractual arrangement with our major partners, the majority of the decline in interest expense would be passed through to our major partners and recorded as passenger revenue in the consolidated statement of income. Interest expense decreased $19.7 million, or 18.6%, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in interest expense was substantially due to a decrease in interest rates and the majority of this reduction was passed through to our major partners. Interest income decreased $9.7 million, or 46.5% during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in interest income was substantially due to the decrease in interest rates. If interest rates continue to decline, our financial results will be negatively affected.

Our insurance costs have increased and further increases in insurance costs or reductions in coverage could have an adverse impact on us.

We carry insurance for public liability, passenger liability, property damage and all-risk coverage for damage to our aircraft. As a result of terrorist attacks occurring during recent years, aviation insurers significantly reduced the amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war-risk coverage). At the same time, these insurers significantly increased the premiums for aviation insurance in general.

The U.S. government has agreed to provide commercial war-risk insurance for U.S.-based airlines through August 31, 2010, covering losses to employees, passengers, third parties and aircraft. If the U.S. government ceases to provide such insurance beyond that date, or reduces the coverage provided by such insurance, we will attempt to purchase insurance coverage, likely with a narrower scope, from commercial insurers at an additional cost. To the extent this coverage is not available at commercially reasonable rates, we would be adversely affected.

While the price of commercial insurance had declined since the period immediately after the 2001 terrorist attacks, in the event commercial insurance carriers further reduce the amount of insurance coverage available to us, or significantly increase the cost of obtaining such coverage, we would be adversely affected.

We could be adversely affected by an outbreak of a disease that affects travel behavior.

In the second quarter of 2009, there was an outbreak of the H1N1 flu virus which had an adverse impact throughout our network. In 2003, there was an outbreak of Severe Acute Respiratory Syndrome ("SARS"), which had an adverse impact on travel behavior. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu. Any outbreak of a disease (including a worsening of the outbreak of the H1N1 flu virus) that affects travel behavior could have a material adverse impact on our operating results and financial condition. In addition, outbreaks of disease could result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations and financial condition.

We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require, which could have a material adverse impact on our operations and financial condition.

We rely on a limited number of aircraft types, and are dependent on Bombardier as the sole manufacturer of our regional jets. For the year ended December 31, 2009, 47.6% of our available seat miles were flown using CRJ200s, 37.6% of our available seat miles were flown using CRJ700s and 11.5% of our available seat miles were flown using CRJ900s. As of December 31, 2009, we had commitments of approximately $98.0 million to purchase four CRJ700s. We expect to complete these deliveries by the first quarter of 2010. Additionally, we have obtained options to acquire another 22 regional jets that can be delivered in 70 to 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as agreed upon by us and our major partners.

Any significant disruption or delay in the expected delivery schedule of our fleet would adversely affect our business strategy and overall operations and could have a material adverse impact on our operating results or our financial condition. Certain of Bombardier's aerospace workers are represented by unions and have participated in at least one strike in recent history. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of regional jets to us, which could adversely affect our planned fleet growth. We are also dependent on General Electric as the sole manufacturer of our aircraft engines. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier or General Electric to provide sufficient parts or related maintenance and support services to us on a timely or economical basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. In addition, the issuance of FAA directives restricting or prohibiting the use of Bombardier aircraft types we operate would have a material adverse effect on our business and operations.

Maintenance costs will likely continue to increase as the age of our regional jet fleet increases.

Our maintenance costs increased $54.4 million, or 14.3%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The average age of our CRJ200s is approximately 8.3 years. Most of the parts on the CRJ200 fleet are no longer under warranty and we have started to incur more heavy airframe inspections and engine overhauls on those aircraft. Our maintenance costs are expected to continue to increase on our CRJ200 fleet. Under our SkyWest Airlines United Express Agreement, specific amounts are included in the current rates for future maintenance on CRJ200 engines used in SkyWest Airlines' United Express operations. The ASA United Express Agreement contains similar provisions. The actual cost of maintenance on CRJ200 engines may vary from the agreed upon rates. During the year ended December 31, 2009, our CRJ200 engine expense for aircraft operated under our SkyWest Airlines United Express Agreement increased $29.7 million as compared to the year ended December 31, 2009.

Because the average age of our CRJ900s and CRJ700s as of December 31, 2009 was approximately 2.1 and 4.8 years, respectively, our CRJ900 and CRJ700 fleets require less maintenance now than we anticipate they will require in the future. We have incurred relatively low maintenance expenses on our CRJ900 and CRJ700 fleets because most of the parts on these aircraft are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Those increased costs will have a negative impact on our financial results.

If we incur problems with any of our third-party service providers, our operations could be adversely affected.

Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including fuel supply and delivery, aircraft maintenance, services and ground facilities, and software and expect to enter into additional similar agreements in the future. These agreements are generally subject to termination after notice. Any material problems with the efficiency and timeliness of our automated or contract services could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs in Atlanta, Los Angeles, Milwaukee, San Francisco, Salt Lake City, Chicago, Denver, Cincinnati/Northern Kentucky and the Pacific Northwest. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including ASA. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Salt Lake City, Chicago, Milwaukee and Denver. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our, operations and financial performance.

Our investment in a foreign airline may negatively impact our profitability.

On September 4, 2008, we announced our intention to acquire a 20% interest in a Brazilian regional airline, Trip Linhas Aereas ("Trip"), for $30 million. As of December 31, 2009, we had invested $20 million for a 16.4% interest in Trip, which is recorded under "Other assets" on our consolidated balance sheet. If Trip meets or exceeds certain financial targets, we are scheduled to make another $10 million investment on March 1, 2010. There is no assurance that Trip will ultimately succeed in its business plan. In the event that Trip incurs operating losses or files for bankruptcy, our investment may have little or no value and our financial results and condition would be negatively impacted.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executive officers.

Risks Related to the Airline Industry

We may be materially affected by uncertainties in the airline industry.

The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta and United, the slowing U.S. economy and increased hostilities in Iraq, the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S.

airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.

The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-cost carriers and major airlines on many of our routes. Low-cost carriers such as Southwest, JetBlue, US Airways and Frontier among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between Delta and Northwest Airlines, Inc. ("Northwest") in November 2008, America West Airlines and US Airways in September 2005, and American's acquisition of the majority of Trans World Airlines' assets in 2001. Several of the major airlines are currently in discussions related to consolidation in the industry. Other developments include domestic and international code-share alliances between major carriers. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and materially adversely affect our relationship with our code-share partners.

As a result of the Delta and Northwest merger, Delta may change its strategy regarding the use of its wholly owned regional carriers and the use of third party regional carriers such as SkyWest Airlines and ASA. Delta may also make other strategic changes such as changing and or consolidating hub locations. If Delta were to make changes such as these in its strategy and operations, our operations and financial results could be adversely impacted.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Fuel costs have adversely affected, and will likely continue to adversely affect, the operations and financial performance of the airline industry.

The price of aircraft fuel is unpredictable and was volatile during much of 2007, 2008 and 2009. Higher fuel prices may lead to higher airfares, which would tend to decrease the passenger load of our code-share partners. In the long run, such decreases will likely have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights. Additionally, fuel shortages have been threatened. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations. During periods of increasing fuel costs, our operating margins have been, and will likely continue to be, adversely affected.

We are subject to significant governmental regulation.

All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

The occurrence of an aviation accident would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

Risks Related to Our Common Stock

We can issue additional shares without shareholder approval.

Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of December 31, 2009, we had 55,609,015 shares outstanding. In addition, as of December 31, 2009, we had equity-based incentive plans under which 1,453,234 shares are reserved for issuance and an employee stock purchase plan under which 2,847,093 shares are reserved for issuance, both of which may dilute the ownership interest of our shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

The amount of dividends we pay may decrease or we may not pay dividends.

Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our company.

Our ability to issue preferred and common shares without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2009, our fleet consisted of the following types of owned and leased aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	84	166	50	1,500	530	8.3
CRJ700s	61	56	70	1,600	530	4.8
CRJ900s	11	20	90	1,500	530	2.1
Brasilia Turboprops	9	42	30	300	300	12.5

SkyWest Airlines has firm orders to acquire four new CRJ700s. In addition, gross committed expenditures for these four aircraft and related equipment, including estimated amounts for contractual price escalations will be approximately $98.0 million through the first quarter of 2010. SkyWest Airlines and ASA have also obtained combined options for another 22 Bombardier Regional Jets that can be delivered in either 70 or 90-seat configurations.

The following table outlines the number of Bombardier Regional Jets that SkyWest Airlines and ASA are scheduled to receive during each of the periods set forth below and the expected size and composition of our combined fleet following the receipt of these aircraft. The projected fleet size schedule below assumes aircraft financed under operating leases will be returned to the lessor at the end of the lease.

	During the fiscal year ending December 31,			
	2010	2011	2012	2013
Additional aircraft deliveries				
Additional CRJ200s	0	0	0	0
Additional CRJ700s	4	0	0	0
Additional CRJ900s	0	0	0	0

	As of December 31,			
	2010	2011	2012	2013
Expected fleet size				
Total Bombardier Regional Jets	386	382	368	368
Total Brasilia Turboprops	42	28	26	17
Total Combined Fleet	428	410	394	385

Bombardier Regional Jets

The Bombardier Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 1,600 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

Brasilia Turboprops

The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a regional jet impractical. As of December 31, 2009, SkyWest Airlines operated 51 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

Ground Facilities

SkyWest Airlines and ASA own or lease the following principal properties:

SkyWest Airlines Facilities

- SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California.
- SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square-foot aircraft maintenance hangar and a 72,900 square-foot training and office facility. In January 2002, SkyWest Airlines entered into a sale lease-back

agreement with the Salt Lake Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 26-year term.

- SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility and subsequently sold it to and leased it back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.
- SkyWest Airlines owns a 55,000 square-foot maintenance accessory shop and a 5,000 square-foot office facility in Salt Lake City, Utah.
- SkyWest Airlines leases a 90,000 square-foot maintenance hangar and a 15,000 square-foot office facility in Fresno, California.
- SkyWest Airlines leases a 70,000 square-foot maintenance hangar in Tucson, Arizona.
- SkyWest Airlines leases a 70,000 square-foot hangar and office facility in Milwaukee, Wisconsin.
- SkyWest Airlines owns a 57,000 square-foot maintenance facility and a 28,000 square-foot office facility in Chicago, Illinois.
- SkyWest Airlines owns a 55,000 square-foot hangar and a 46,000 square-foot office facility in Colorado Springs, Colorado.
- SkyWest Airlines leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with SkyWest Airlines personnel. Other airlines, including Delta, United and AirTran, provide ticket handling and/or ground support services for SkyWest Airlines in 94 of the 159 airports SkyWest Airlines serves.
- We own the corporate headquarters facilities of SkyWest and SkyWest Airlines, located in St. George, Utah, which consist of two adjacent buildings of 63,000 and 55,000 square feet, respectively.

ASA Facilities

- ASA leases from the City of Atlanta Department of Aviation an aircraft hangar facility consisting of 203,170 square-foot of building space, a 15,015 square-foot ground service equipment maintenance facility, aircraft parking, employee parking, a newly-constructed 18,110 square-foot training facility and 71,209 square feet of newly-renovated office space which is utilized ASA's corporate headquarters. The lease agreement for the Aircraft Hanger Complex has a 25-year term and is scheduled to expire on April 30, 2033.
- ASA leases from Macon-Bib County Industrial Authority an aircraft hangar complex located at the Middle Georgia Regional Airport. The complex includes a 77,425 square-foot aircraft hangar facility and 41,140 square feet of training and office space. The lease agreement has a sixteen-year term and is scheduled to expire on April 1, 2018. ASA has subleased the hangar complex to an unrelated aircraft maintenance provider; however ASA remains obligated for payment and other obligations of the lessee under the lease agreement.
- ASA leases from the City of Baton Rouge/Parish of East Baton Rouge an aircraft hangar Complex located at the Baton Rouge Metropolitan Airport District. The complex includes a 27,000 square-foot hangar facility and 12,000 square feet of office support space. ASA has the right to occupy the Baton Rouge Aircraft Hangar Complex rent-free until 2022.

- ASA leases a 33,000 square-foot warehouse facility located at the Hartsfield-Jackson Atlanta International Airport. The lease agreement has a ten-year term and is scheduled to expire on June 30, 2010.
- ASA leases smaller aircraft line maintenance facilities in Atlanta, Georgia; Cincinnati, Ohio; Columbia, South Carolina and Fort Walton Beach, Florida.
- ASA leases from the City of Atlanta Department of Aviation 13 gates and other premises of the Central Passenger Terminal Complex (CPTC) located on Concourse C at Hartsfield-Jackson Atlanta International Airport. The CPTC lease agreement has a twenty-year term and is scheduled to expire on September 20, 2010.
- ASA leases from the City of Atlanta Department of Aviation three priority use gates on Concourse C at Hartsfield-Jackson Atlanta International Airport. The priority use gate agreement is scheduled to expire on September 20, 2010.
- ASA sub-leases from US Airways six gates on Concourse D at Hartsfield-Jackson Atlanta International Airport. The sub-lease agreement is scheduled to expire on September 20, 2010.
- ASA leases ticket counter, check-in, boarding and support facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with ASA personnel. Other airlines, including Delta, provide ticket handling and/or ground support services for ASA in 88 of the 104 airports ASA serves.

Our management deems SkyWest Airlines' and ASA's current facilities as being suitable and necessary to support existing operations and believes these facilities will be adequate for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2009, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

ASA and SkyWest Airlines v. Delta

During the quarter ended December 31, 2007, Delta notified SkyWest, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for IROP expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and ASA during December 2007. Delta continues to withhold a portion of the funds we believe are payable as weekly scheduled wire payments to SkyWest Airlines and ASA. As of September 30, 2009, we had recognized a cumulative total of $32.4 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and ASA on March 24, 2008. Delta's Counterclaim alleges that ASA and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its counterclaim.

On March 24, 2008, Delta filed a Motion to Dismiss the Complaint (the "Motion to Dismiss"). A hearing on the Motion to Dismiss was held September 5, 2008. In an order entered September 13,

2008, the Court granted in part and denied in part the Motion to Dismiss. The Court denied the Motion to Dismiss with respect to the breach of contract claim contained in the Complaint. The Court denied in part the Motion to Dismiss with respect to the action for declaratory judgment contained in the Complaint, and granted in part the Motion to Dismiss to the extent the Complaint seeks to read alternative or supplemental obligations created by prior conduct into the Delta Connection Agreements. The Court granted the Motion to Dismiss with respect to claims for estoppel, unilateral mistake, and mutual mistake contained in the Complaint. The Court's ruling affects the current posture of the case, but does not preclude pursuit of the claim for breach of contract or the claim for declaratory relief, under which SkyWest Airlines and ASA continue to seek recovery of all amounts withheld by Delta.

On July 31, 2009, SkyWest Airlines and ASA filed an Amended Complaint in the lawsuit adding claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Delta Connection Agreements. Under those theories, SkyWest Airlines and ASA seek recovery of all of the approximately $25 million withheld by Delta during December 2007. SkyWest Airlines and ASA are also seeking recovery of additional amounts withheld by Delta subsequent to December 2007. Discovery on all of SkyWest's Airlines' and ASA's claims and defenses is in process. On September 4, 2009, Delta filed a motion to dismiss the Amended Complaint in part. Delta asserts that the claims added by SkyWest Airlines and ASA in the Amended Complaint should be dismissed based on legal arguments set forth in Delta's memorandum in support of its motion. On January 22, 2010, the Court granted Delta's motion in part, dismissing the claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Connection Agreements. SkyWest Airlines and ASA have filed an application seeking an interlocutory appeal of the Court's order and continue to vigorously pursue their claims set forth in the Amended Complaint, to the extent permitted by the Court's ruling on the Motion to Dismiss, and their defenses to Delta's counterclaims.

For financial reporting purposes we accrue an estimated loss if the loss is probable and reasonably estimable. Because these conditions have not been satisfied, we have not recorded a loss related to the preceding dispute in the consolidated financial statements as of December 31, 2009.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price for Our Common Stock

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." At February 11, 2010, there were approximately 997 stockholders of record. Securities held of record do not include shares held in securities position listings. The following table sets forth the range of high and low closing sales prices for our common stock, during the periods indicated.

Quarter	2009 High	2009 Low	2008 High	2008 Low
First	$19.05	$ 8.19	$26.64	$20.43
Second	15.47	9.66	21.77	12.65
Third	18.04	10.28	20.64	11.45
Fourth	18.02	13.97	18.60	11.52

The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

During 2009 and 2008, our Board of Directors declared regular quarterly dividends of $0.04 and $0.03 per share, respectively.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of December 31, 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders(1)	4,740,695	$20.37	4,300,327

(1) Consists of our Executive Stock Incentive Plan, our All Share Stock Option Plan, our SkyWest Inc. Long Term Incentive Plan, and our Employee Stock Purchase Plan. See Note 9 to our Consolidated Financial Statements for the fiscal year ended December 31, 2009, included in Item 8 of this Report, for additional information regarding these plans.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2009, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and a peer group index composed of passenger airlines, the members of which are identified below (the "Peer Group") for the same period. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.

Comparison of Cumulative Five Year Total Return



$300
$250
$200
$150
$100
$50
$0
SkyWest, Inc.
NASDAQ Composite
Peer Group
2004
2005
2006
2007
2008
2009

Company Name / Index	Base Period Dec04	Dec05	Dec06	Dec07	Dec08	Dec09
		INDEXED RETURNS Years Ending				
SkyWest, Inc.	**100**	134.64	128.46	135.85	94.84	87.31
NASDAQ Composite	**100**	102.20	112.68	124.56	74.70	108.56
Peer Group	**100**	113.16	168.72	147.82	91.88	84.74

The Peer Group consists of regional and major passenger airlines with U.S operations that have equity securities traded on the Nasdaq Stock Market. The members of the Peer Group are: Air France-KLM-ADR; Air T, Inc.; Air Transport Services Group; Allegiant Travel Co.; Baltia Air Lines, Inc.; British Airways PLC-ADR; Deutsche Lufthansa AG-ADR; Great Lakes Aviation Ltd.; Hawaiian Holdings, Inc.; Japan Airlines Corp-ADR; JetBlue Airways Corp.; Mesa Air Group, Inc.; Pinnacle Airlines Corp.; Republic Airways Holdings Inc.; Ryanair Holdings PLC-ADR; SkyWest, Inc.; and UAL Corp.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this Report.

Selected Consolidated Financial Data (amounts in thousands, except per share data):

	Year Ended December 31,				
	2009	2008	2007	2006	2005(2)
Operating revenues	$2,613,614	$3,496,249	$3,374,332	$3,114,656	$1,964,048
Operating income	212,195	255,231	344,524	339,160	220,408
Net income	83,658	112,929	159,192	145,806	112,267
Net income per common share:					
Basic	$ 1.50	$ 1.95	$ 2.54	$ 2.33	$ 1.94
Diluted	1.47	1.93	2.49	2.30	1.90
Weighted average shares:					
Basic	55,854	57,790	62,710	62,474	57,851
Diluted	56,814	58,633	64,044	63,382	58,933
Total assets	$4,310,802	$4,014,291	$3,990,525	$3,731,419	$3,320,646
Current assets	1,254,099	1,220,668	1,210,139	1,095,454	693,632
Current liabilities	449,835	386,604	398,219	408,431	615,917
Long-term debt, net of current maturities	1,816,318	1,681,705	1,732,748	1,675,626	1,422,758
Stockholders' equity	1,352,219	1,275,521	1,246,007	1,178,293	913,198
Return on average equity(1)	6.4%	9.0%	13.1%	13.9%	13.2%
Cash dividends declared per common share	$ 0.16	$ 0.13	$ 0.12	$ 0.12	$ 0.12

(1) Calculated by dividing net income by the average of beginning and ending stockholders' equity for the year.

(2) On September 7, 2005, we completed the acquisition of ASA from Delta for $421.3 million in cash. We paid $5.3 million of transaction fees and assumed approximately $1.25 billion in long-term debt and related assets. Our 2005 consolidated operating revenues contain 114 days of additional revenue and expenses generated by the ASA acquisition.

Selected Operating Data

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Block hours	1,363,257	1,376,815	1,438,818	1,298,769	866,975
Departures	870,761	872,288	904,795	857,631	623,307
Passengers carried	34,544,772	33,461,819	34,392,755	31,465,552	20,343,975
Revenue passenger miles (000)	17,448,958	17,101,910	17,892,282	15,819,191	9,538,906
Available seat miles (000)	22,142,650	22,020,250	22,968,768	20,209,888	12,718,973
Revenue per available seat mile	11.8¢	15.9¢	14.7¢	15.4¢	15.4¢
Cost per available seat mile	11.2¢	15.2¢	13.7¢	14.3¢	14.1¢
Average passenger trip length	505	511	520	503	469
Number of operating aircraft at end of year	449	442	436	410	380

The following terms used in this section and elsewhere in this Report have the meanings indicated below:

"Revenue passenger miles" represents the number of miles flown by revenue passengers.

"Available seat miles" represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

"Revenue per available seat mile" represents passenger revenue divided by available seat miles.

"Cost per available seat mile" represents operating expenses plus interest divided by available seat miles.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2009, 2008 and 2007. Also discussed is our financial position as of the end of December 31, 2009 and 2008. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

Through SkyWest Airlines and ASA, we operate the largest regional airline in the United States. As of December 31, 2009, SkyWest Airlines and ASA offered scheduled passenger and air freight service with more than 2,300 total daily departures to 217 destinations in the United States, Canada, Mexico and the Caribbean. Additionally, as of December 31, 2009, we provided ground handling services for approximately 11 other airlines throughout our system. As of December 31, 2009, we operated a combined fleet of 449 aircraft consisting of 250 CRJ200 (81 assigned to United, 164 assigned to Delta, three assigned to Midwest and two assigned to AirTran, 117 CRJ700 (66 assigned to United and 51 assigned to Delta), 31 CRJ900s (all assigned to Delta) and 51 Brasilia turboprop (39 assigned to United and 12 assigned to Delta). We believe our success in attracting multiple contractual relationships with our major airline partners is attributable to our delivery of high-quality customer service with an all cabin-class fleet at a competitive cost structure. For the year ended December 31, 2009, approximately 55.8% of our aggregate capacity was operated under the Delta code, approximately 42.4% was operated under the United code, approximately 1.7% was operated under the Midwest code and approximately 0.1% under the AirTran code.

SkyWest Airlines has been a code-share partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. On June 10, 2009, SkyWest Airlines and Midwest mutually agreed to terminate the service SkyWest Airlines provided to Midwest under the Midwest Services Agreement. As a result, SkyWest Airlines removed its remaining 12 CRJ200s from Midwest service based on the following schedule: one aircraft was removed in each of June 2009 and July 2009, three aircraft were removed in October 2009, two aircraft were removed in November 2009, two aircraft were removed in December 2009 and the last three aircraft were removed in January 2010. On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009 and added three additional aircraft in January and February of 2010. The code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

As of December 31, 2009, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, and a Midwest Connect carrier in Milwaukee and an AirTran carrier in Milwaukee, operating more than 1,500 total daily flights.

ASA has been a code-share partner with Delta in Atlanta since 1984. As of December 31, 2009, ASA operated as a Delta Connection carrier in Atlanta and Cincinnati. ASA operates approximately 780 daily flights, all in the Delta Connection system.

We provide a substantial majority of the regional airline service for Delta in Atlanta and Salt Lake City. In connection with our acquisition of ASA in September 2005, we established new, separate, but substantially similar, long-term fixed-fee Delta Connection Agreements with Delta for both SkyWest Airlines and ASA. We also obtained the right to use 29 gates in the Hartsfield-Jackson International Airport located in Atlanta, from which we currently provide service to Delta. Pursuant to the terms of the Delta Connection Agreement executed by ASA and Delta, Delta has also agreed that if Delta solicits requests for proposals to fly Delta Connection regional aircraft, ASA will be permitted to bid to maintain the same percentage of total Delta Connection regional jet flights that it operated during 2007, and, if ASA does not achieve the winning bid for the proposed flying, ASA will be permitted to match the terms of the winning bid to the extent necessary for ASA to maintain the same percentage of Delta Connection regional jet flights that it operated during 2007.

On February 10, 2010, ASA and United entered into the ASA United Express Agreement, pursuant to which ASA has agreed to operate 14 CRJ200 aircraft as a United Express carrier. On February 11, 2010, ASA began operating as a United Express carrier, and we anticipate that the 14 United Express regional jets to be flown by ASA will be in operation by May of 2010. The ASA United Express Agreement is a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

Historically, multiple contractual relationships have enabled us to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of contract flying and our controlled or "pro-rate" flying. For the year ended December 31, 2009, contract flying revenue and pro-rate revenue represented approximately 94% and 6%, respectively, of our total passenger revenues. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on the completed block hours, flight departures and other operating measures. On pro-rate flights, we control scheduling, ticketing, pricing and seat inventories and receive a pro-rated portion of passenger fares. For the year ended December 31, 2009, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements, while approximately 53% of our Brasilia turboprops flown in the United system were flown under contractual arrangements, with the remaining 47% flown under pro-rate arrangements. For the year ended December 31, 2009, approximately 96% of our CRJ200s flown in the United system were flown under contractual arrangements, with the remaining 4% flown under pro-rate arrangements. On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009 and added three additional aircraft in January and February of 2010.

Financial Highlights

We had revenues of $2.6 billion for the year ended December 31, 2009, a 25.2% decrease, compared to revenues of $3.5 billion for the year ended December 31, 2008. We had net income of $83.7 million, or $1.47 per diluted share, for the year ended December 31, 2009, a decrease of 25.9%, compared to $112.9 million of net income, or $1.93 per diluted share, for the year ended December 31, 2008.

The significant items affecting our financial performance during 2009 are outlined below:

On June 10, 2009, SkyWest Airlines reached a mutual understanding with Midwest to terminate the service SkyWest Airlines provided under the Midwest Services Agreement. As a result, SkyWest Airlines removed its remaining 12 CRJ200s from Midwest service based on the following schedule: one aircraft was removed in each of June 2009 and July 2009, three aircraft were removed in October 2009, two aircraft were removed in November 2009, two aircraft were removed in December 2009 and the last three aircraft were removed in January 2010. Additionally, SkyWest Airlines agreed to cancel an unsecured note from Midwest in the amount of approximately $9.3 million in exchange for a $4.0 million payment from Midwest. The $4.0 million payment was recorded as revenue by SkyWest Airlines during the three months ended December 31, 2009.

We review our investment securities on an ongoing basis for the presence of other-than-temporary-impairment ("OTTI") with formal reviews performed quarterly. OTTI losses on individual equity investment securities are recognized as a realized loss through earnings when fair value is significantly below cost, the decline in fair value has existed for an extended period of time, and recovery is not expected in the near term. OTTI losses on individual perpetual preferred securities are recognized as a realized loss through earnings when a decline in the cash flows has occurred or the rating of the security has been downgraded below investment grade. As a result of an ongoing valuation review of our investment securities portfolio, we recognized a pre-tax charge of approximately $7.1 million during the year ended December 31, 2009 for certain investment securities deemed to have other-than-temporary impairment.

On October 23, 2009, Delta sent letters to SkyWest Airlines and ASA requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements, and notifying SkyWest Airlines and ASA of Delta's estimate of the average rates to be applied under the agreements. On October 28, 2009, SkyWest Airlines and ASA notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. SkyWest Airlines and ASA continue to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection Program. Because SkyWest Airlines and ASA have not reached an agreement with Delta regarding the final contractual rates to be established under the Delta Connection Agreements, the Company has evaluated the dispute for calculating the average rate of the carriers within the Delta Connection Program under the revenue recognition accounting guidance and recorded revenue under those agreements based on management's understanding of the applicable terms in the Delta Connection Agreements and management's best estimate of the revenue that will ultimately be realized upon settlement of the contractual rates with Delta with respect to the year ended December 31, 2009.

ASA experienced significant weather related cancellations in its Atlanta hub during the three months ended March 31, 2009. Additionally, on March 31, 2009, as a result of an internal audit, ASA grounded 60 CRJ200 regional jet aircraft in order to perform engine safety inspections in accordance with the manufacturer's recommendations. ASA cancelled approximately 750 scheduled flights as a result of the severe weather and aircraft grounding during the quarter. As a result, ASA experienced a negative impact on revenues of approximately $7.6 million.

Our maintenance costs increased $54.4 million, or 14.3%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase was primarily related to the timing of engine overhaul events. During the year ended December 31, 2009, our CRJ200 engine expense under our United Express and Midwest Services Agreements increased $29.7 million. The remainder of the increase in maintenance costs was principally due to scheduled maintenance and engine overhaul events on our aging CRJ200 and CRJ700 aircraft.

Outlook

On October 12, 2007, we announced SkyWest Airlines' plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines intends to operate for United Express, as part of an aircraft transition plan. We believe this transition plan will allow United Express to remove 23 30-seat Brasilia turboprops from operation under the United Express Agreement and add 66-seat regional jet aircraft for United Express flying. Generally, the turboprop removals are intended to occur in conjunction with deliveries of new regional jet aircraft in an effort to facilitate a smooth transition in existing markets. Additionally, SkyWest Airlines exchanged four 50-seat CRJ200s for four 76-seat CRJ900s in its Delta Connection operations. On November 30, 2007, we announced that SkyWest Airlines placed a firm order for 22 aircraft with Bombardier. As of December 31, 2009, SkyWest Airlines had taken delivery of four CRJ900s and 14 CRJ700s under that order. SkyWest Airlines is scheduled to take delivery of the remaining four aircraft during the first quarter of 2010.

On October 16, 2009, SkyWest Airlines entered into a series of transactions with United that provided operational funding to United, extended SkyWest Airlines' existing rights to operate 40 regional jet aircraft under the United Express Agreement until the end of their current lease terms (on average 8.4 years) and created an opportunity for ASA to operate 14 regional jet aircraft as a United Express carrier. We anticipate that ASA will begin operating as a United Express carrier starting in the first quarter of 2010, and the 14 United Express regional jets to be flown by ASA will be in operation by May of 2010. We also anticipate that ASA will operate these aircraft under a capacity purchase agreement with a five-year term, and other terms which are generally consistent with the SkyWest Airlines United Express Agreement.

Also on October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bears interest at a rate of 11%, with a ten-year amortization period. The loan is secured by certain ground equipment and airport slot rights held by United. SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the SkyWest Airlines United Express Agreement. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. United's right to defer such payments is scheduled to terminate in ten years.

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009 and added three additional aircraft in January and February of 2010. The code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

Critical Accounting Policies

Our significant accounting policies are summarized in Note 1 to our consolidated financial statements for the year ended December 31, 2009, included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases, impairment of long-lived assets and intangibles, stock-based compensation expense and fair value as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

Revenue Recognition

Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of prior period's approved rates adjusted for the current contract negotiations and our estimate of rates that will be implemented in accordance with revenue recognition guidelines. Also, in the event we have a reimbursement dispute with a major partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Accordingly, we are required to exercise judgment and use assumptions in the application of our revenue recognition policy.

Maintenance

We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed. We use the "deferral method" of accounting for our Brasilia turboprop engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated over the estimated useful life of the engine. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls based on the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s operated under the SkyWest Airlines United Express Agreement. Under the terms of the vendor agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Aircraft Leases

The majority of SkyWest Airlines' aircraft are leased from third parties, while ASA's aircraft are primarily debt-financed on a long-term basis. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our consolidated balance sheets.

Impairment of Long-Lived and Intangible Assets

As of December 31, 2009, we had approximately $2.9 billion of property and equipment and related assets. Additionally, as of December 31, 2009, we had approximately $24.0 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. We recorded an intangible of approximately $33.7 million relating to the acquisition of ASA. The intangible is being amortized over fifteen years under the straight-line method. As of December 31, 2009, we had recorded $9.7 million in accumulated amortization expense. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, we evaluate whether the book value of our aircraft is impaired. Based on the results of the evaluations, our management concluded no impairment was necessary as of December 31, 2009. However, there is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

Stock-Based Compensation Expense

We estimate the fair value of stock options as of the grant date using the Black-Scholes option pricing model. We use historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of our common stock and other factors.

Fair value

We hold certain assets that are required to be measured at fair value in accordance with United States GAAP. We determined fair value of these assets based on the following three levels of inputs:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of our marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

We utilize several valuation techniques in order to assess the fair value of our financial assets and liabilities. Our cash and cash equivalents primarily utilize quoted prices in active markets for identical assets or liabilities.

We have valued non-auction rate marketable securities using quoted prices in active markets for identical assets or liabilities. If a quoted price is not available, we utilize broker quotes in a non-active market for valuation of these securities. For auction-rate security instruments, quoted prices in active markets are no longer available. As a result, we have estimated the fair values of these securities utilizing a discounted cash flow.

Results of Operations

2009 Compared to 2008

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year Ended December 31,		
	2009	2008	% Change
Revenue passenger miles (000)	17,448,958	17,101,910	2.0
Available seat miles ("ASMs") (000)	22,142,650	22,020,250	0.6
Block hours	1,363,257	1,376,815	(1.0)
Departures	870,761	872,288	(0.2)
Passengers carried	34,544,772	33,461,819	3.2
Passenger load factor	78.8%	77.7%	1.1pts
Revenue per available seat mile	11.8¢	15.9¢	(25.8)
Cost per available seat mile	11.2¢	15.2¢	(26.3)
Fuel cost per available seat mile	1.8¢	5.5¢	(67.3)
Average passenger trip length (miles)	505	511	(1.2)

Revenues. Operating revenues decreased $882.6 million, or 25.2%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expenses. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

	Year Ended December 31,			
	2009	2008	$ Change	% Change
Passenger revenues	$2,582,238	$3,466,287	$(884,049)	(25.5)%
Less: Fuel reimbursement from major partners	360,309	1,185,201	(824,892)	(69.6)%
Less: Engine overhaul reimbursement from major partners	112,556	120,101	(7,545)	(6.3)%
Passenger revenue excluding fuel and engine overhaul reimbursements	$2,109,373	$2,160,985	$ (51,612)	(2.4)%

Passenger revenues. Passenger revenues decreased $884.0 million, or 25.5%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in passenger revenues was primarily due to a decrease in fuel reimbursements from our major partners. The fuel reimbursement from our major partners decreased $824.9 million or 69.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, decreased $51.6 million, or 2.4%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The percentage decrease in passenger revenues, excluding fuel and engine overhaul reimbursements, was more than the percentage increase in ASMs, primarily due to three factors. First, ASA experienced an abnormally high number of flight cancellations in part due to significant weather related cancellations in its Atlanta hub during the three months ended March 31, 2009. Additionally, on March 31, 2009, as a result of an internal audit, ASA grounded 60 CRJ200s in order to perform engine safety inspections in accordance with the manufacturer's recommendations. ASA cancelled approximately 750 scheduled flights as a result of the severe weather and aircraft grounding during the first quarter of 2009. As a result, ASA experienced a negative impact on passenger revenues of approximately $7.6 million. Second, Delta transitioned ground handling services at 23 stations from SkyWest Airlines and ASA to other ground handlers during the second quarter of 2009. Revenue earned under ground handling contracts where we provide ground handling services for our own aircraft is presented in the "Passenger revenue" line in our consolidated statements of income. Third, on October 23, 2009, Delta sent letters to SkyWest Airlines and ASA requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements Delta's letter also notified SkyWest Airlines and ASA of Delta's estimate of the average rates to be applied under those agreements. On October 28, 2009, SkyWest Airlines and ASA notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta Connection Agreements. SkyWest Airlines and ASA and Delta have exchanged subsequent correspondence, and SkyWest Airlines and ASA continue to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection Program. Because SkyWest Airlines and ASA have not reached an agreement with Delta regarding the final contractual rates to be established under the Delta Connection Agreements, the Company has evaluated the method for calculating the average rate of the carriers within the Delta Connection Program under the revenue recognition accounting guidance and recorded revenue under those agreements based on management's understanding of the applicable terms in the Delta Connection Agreements and management's best estimate of the revenue that will ultimately be realized upon settlement of the contractual rates with Delta with respect to the year ended December 31, 2009.

Ground handling and other. Total ground handling and other revenues increased $1.4 million, or 4.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. Revenue earned under other ground handling contracts where we provide ground handling services for other airlines is presented in the "Ground handling and other" line in our consolidated statements of income. The increase was primarily related to the higher volume of flights serviced under ground handling contracts with United and Delta, whereby we perform ground handling services for several other regional airlines.

Individual expense components for the periods indicated are expressed in the following table on the basis of cents per ASM. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. ASMs reflect both the number of aircraft in an airline's fleet and the seat capacity for the aircraft in the fleet. As the size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation in this Item 7 is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

	Year Ended December 31,					
	2009 Amount	2008 Amount	$ Change Amount	% Change Percent	2009 Cents Per ASM	2008 Cents Per ASM
Aircraft fuel	$ 390,739	$1,220,618	$(829,879)	(68.0)%	1.8	5.5
Salaries, wages and benefits	698,326	724,094	(25,768)	(3.6)%	3.2	3.3
Aircraft maintenance, materials and repairs	436,039	381,653	54,386	14.3%	2.0	1.7
Aircraft rentals	300,773	295,784	4,989	1.7%	1.3	1.4
Depreciation and amortization	221,548	220,195	1,353	0.6%	1.0	1.0
Station rentals and landing fees	116,312	132,017	(15,705)	(11.9)%	0.5	0.6
Ground handling services	95,805	106,135	(10,330)	(9.7)%	0.4	0.5
Other airline expense	141,877	160,522	(18,645)	(11.6)%	0.6	0.7
Total operating expenses	2,401,419	3,241,018	(839,599)	(25.9)%	10.8	14.7
Interest	86,330	106,064	(19,734)	(18.6)%	0.4	0.5
Total airline expenses	$2,487,749	$3,347,082	(859,333)	(25.7)%	11.2	15.2

Fuel. Fuel costs decreased $829.9 million, or 68.0%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The average cost of fuel decreased to $1.87 per gallon during the year ended December 31, 2009, from $3.33 during the year ended December 31, 2008. In addition to the decrease in the average cost per gallon of fuel during the year ended December 31, 2009, United purchased fuel directly from a fuel vendor for our United Express aircraft under contract operated out of Chicago, San Francisco, Los Angeles and Denver; Midwest purchased all of the fuel for our Midwest aircraft directly from Midwest's fuel vendors and Delta purchased the majority of the fuel for our Delta aircraft under contract directly from its fuel vendors. These modifications reduced our total fuel costs, as well as our passenger revenues for the year ended December 31, 2009. During the year ended December 31, 2008, we purchased the fuel for all of our Delta Connection flights. The following table summarizes the gallons of fuel we purchased directly, and the percentage change in fuel price per gallon on our fuel expense, for the periods indicated:

(in thousands, except per gallon amounts)	Year Ended December 31, 2009	2008	% Change
Fuel gallons purchased	209,254	366,540	(42.9)%
Average price per gallon	$ 1.87	$ 3.33	(43.8)%
Fuel expense	$390,739	$1,220,618	(68.0)%

Salaries wages and employee benefits. Salaries, wages and employee benefits decreased $25.8 million, or 3.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The average number of full-time equivalent employees decreased 11.7% to 12,642 for the year ended December 31, 2009, from 14,315 for the year ended December 31, 2008. The decrease in number of employees was significantly due to a reduction in our customer service employees resulting from United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008 and Delta transitioning 23 stations from SkyWest Airlines and ASA to other ground handlers during the second quarter of 2009.

Aircraft maintenance, materials and repairs. Maintenance costs increased $54.4 million, or 14.3%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The following table summarizes the amount of engine overhauls and engine overhaul reimbursements included in our aircraft maintenance expense for the periods indicated (dollar amounts in thousands).

	Year Ended December 31,			
	2009	2008	$ Change	% Change
Aircraft maintenance, materials and repairs	$436,039	$381,653	$54,386	14.3%
Less: Engine overhaul reimbursed from major partners	112,556	120,101	(7,545)	(6.3)%
Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate	34,176	4,462	29,714	665.9%
Aircraft maintenance excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate	$289,307	$257,090	$32,217	12.5%

Aircraft maintenance expense excluding reimbursed engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate, increased $32.2 million, or 12.5%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase in maintenance excluding engine overhaul costs was principally due to scheduled maintenance events on our aging CRJ200 and CRJ700 fleets.

Under the SkyWest Airlines United Express Agreement (and pursuant to the Midwest Services Agreement prior to its termination on January 1, 2010), we recognize revenue in our consolidated statement of income at a fixed hourly rate for mature engine maintenance on regional jet engines and we recognize engine maintenance expense on our CRJ200 regional jet engines in our consolidated statement of income on an as-incurred basis as maintenance expense. During the year ended December 31, 2009, our CRJ200 engine expense under our SkyWest Airlines United Express and Midwest Services Agreements increased $29.7 million. Under our Delta Connection Agreements we were reimbursed for engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income.

Aircraft rentals. Aircraft rentals increased $5.0 million, or 1.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The increase in aircraft rents was primarily due to ASA taking delivery of ten CRJ900s during 2009. These aircraft were financed through long-term leases. This increase was partially offset by ASA returning 12 ATR-72 turboprops to the lessor and terminating the associated leases.

Station rentals and landing fees. Station rentals and landing fees expense decreased $15.7 million, or 11.9%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in station rentals and landing fees expense was primarily due to our major partners paying for certain station rents and landing fees directly to the airport.

Ground handling service. Ground handling service expense decreased $10.3 million, or 9.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in ground handling was primarily due to United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008 and Delta transitioning 23 stations from SkyWest Airlines and ASA to other ground handlers during the second quarter of 2009.

Other airline expenses. Other airline expenses, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $18.6 million, or 11.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in other airline expenses was primarily due to the decrease in crew simulator training and crew hotel costs.

Interest. Interest expense decreased $19.7 million, or 18.6%, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in interest expense was substantially due to a decrease in interest rates. At December 31, 2009, we had variable rate notes representing 38.6% of our total long-term debt. The majority of our variable rate notes are based on the three-month and six-month LIBOR rates. At December 31, 2009, the three-month and six-month LIBOR rates were 0.25% and 0.43%, respectively. At December 31, 2008, the three-month and six-month LIBOR rates were 1.43% and 1.75%, respectively.

Interest income. Interest income decreased $9.7 million, or 46.5% during the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease in interest income was substantially due to the decrease in interest rates discussed in the preceding paragraph.

Total airline expenses. Total airline expenses (consisting of total operating and interest expenses) decreased $859.3 million, or 25.7%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest, SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

	Year Ended December 31,			
	2009	**2008**	**$ Change**	**% Change**
Total airline expense	$2,487,749	$3,347,082	$(859,333)	(25.7)%
Less: Fuel expense	390,739	1,220,618	(829,879)	(68.0)%
Less: Engine overhaul reimbursement from major partners	112,556	120,101	(7,545)	(6.3)%
Less: CRJ 200 engine overhauls reimbursed at fixed hourly rate	34,176	4,462	29,714	665.9%
Total airline expense excluding fuel and engine overhauls and CRJ 200 engine overhauls reimbursed at fixed hourly rate	$1,950,278	$2,001,901	$ (51,623)	(2.6)%

Excluding fuel and engine overhaul costs and CRJ 200 engine overhauls reimbursed at fixed hourly rates, our total airline expenses decreased $51.6 million, or 2.6%, during the year ended December 31, 2009, compared to the year ended December 31, 2008. The percentage decrease in total airline expenses excluding fuel and engine overhauls, was more than the percentage increase in ASMs, which was primarily due to the increased operating efficiencies obtained from increased stage lengths flown by our regional jets.

Impairment of marketable securities. As a result of an ongoing valuation review of our marketable securities portfolio, we recognized a pre-tax charge of approximately $7.1 million during the year ended December 31, 2009 for certain marketable securities deemed to have other-than-temporary impairment.

Other income. During the year ended December 31, 2008, we negotiated the principal terms of a prospective capacity purchase agreement with Continental, which was intended to become effective if we had successfully completed our proposed acquisition of the outstanding shares of capital stock of ExpressJet. During the course of those negotiations, Continental agreed it would pay us a break-up fee under certain circumstances in the event our efforts to acquire ExpressJet were not successful. In June 2008, ExpressJet reached terms directly with Continental on a new capacity purchase agreement, and accordingly, we were precluded from completing the acquisition of ExpressJet. As a result, we received the break-up fee from Continental in June 2008. The break-up fee, net of our direct transaction costs, was $6.3 million (pre-tax) and was recorded as other income during the year ended December 31, 2008.

Income taxes. The provision for income taxes, as a percentage of income before taxes, increased to 36.5% in 2009 from 35.9% in 2008. The lower 2008 rate includes the impact of a decrease to the effective state income tax rate as the result of state tax law changes in Utah and other states. The state effective tax rate also decreased slightly from 2008 to 2009 minimizing the increase of the effective tax rate from 2008 to 2009.

Net Income. Primarily due to factors described above, net income decreased to $83.7 million, or $1.47 per diluted share, for the year ended December 31, 2009, compared to $112.9 million, or $1.93 per diluted share, for the year ended December 31, 2008.

2008 Compared to 2007

Operational Statistics. The following table sets forth our major operational statistics and the associated percentages-of-change for the periods identified below.

	Year ended December 31,		
	2008	2007	% Change
Revenue passenger miles (000)	17,101,910	17,892,282	(4.4)
Available seat miles ("ASMs") (000)	22,020,250	22,968,768	(4.1)
Block hours	1,376,815	1,438,818	(4.3)
Departures	872,288	904,795	(3.6)
Passengers carried	33,461,819	34,392,755	(2.7)
Passenger load factor	77.7%	77.9%	(0.2)pts
Revenue per available seat mile	15.9¢	14.7¢	8.2
Cost per available seat mile	15.2¢	13.7¢	10.9
Fuel cost per available seat mile	5.5¢	4.6¢	19.6
Average passenger trip length (miles)	511	520	(1.7)

Revenues. Operating revenues increased $121.9 million, or 3.6%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. For financial reporting purposes, we record these reimbursements as operating revenue. Under the SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expenses. We also record those engine overhaul reimbursements as operating revenue. The following table summarizes the amount of fuel and engine overhaul reimbursements included in our passenger revenues for the periods indicated (dollar amounts in thousands).

	Year end December 31,			
	2008	2007	$ Change	% Change
Passenger revenues	$3,466,287	$3,342,131	$124,156	3.7%
Less: Fuel reimbursement from major partners	1,185,201	1,034,630	150,571	14.6%
Less: Engine overhaul reimbursement from major partners	120,101	67,961	52,140	76.7%
Passenger revenue excluding fuel and engine overhauls reimbursements	$2,160,985	$2,239,540	$(78,555)	(3.5)%

Passenger revenues. Passenger revenues increased $124.2 million, or 3.7%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in passenger revenues was primarily due to an increase in fuel and engine overhaul reimbursements from our major partners. The fuel reimbursement from our major partners increased $150.6 million, or 14.6%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Our passenger revenues, excluding fuel and engine overhaul reimbursements from major partners, decreased $78.6 million, or 3.5%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. In June 2008, SkyWest Airlines was notified that Midwest was in the process of organizing a financial restructuring. SkyWest Airlines subsequently reached agreement with Midwest to reduce the number of aircraft operating under the Midwest Services Agreement from 21 aircraft to 12 aircraft. As part of the modified agreement, SkyWest Airlines agreed to defer a portion of Midwest's weekly payment obligations from July 1, 2008 through November 30, 2008. The amount SkyWest Airlines agreed to defer, plus certain amounts Midwest owed SkyWest Airlines at June 30, 2008, were initially scheduled for repayment starting on August 31, 2009; however, in June 2009, SkyWest Airlines and Midwest reached a mutual understanding to terminate the Midwest Services Agreement, remove the remaining SkyWest Airlines aircraft from Midwest service and further restructure Midwest's payment obligation to SkyWest Airlines SkyWest Airlines agreed to cancel an unsecured note from Midwest in the amount of approximately $9.3 million in exchange for a $4.0 million payment from Midwest that is guaranteed by Republic Airways Holdings, Inc. The unsecured note related to certain deferred payments Midwest owed SkyWest Airlines from services provided under the Midwest Services Agreement.

Ground handling and other. Total ground handling and other revenues decreased $2.2 million, or 7.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Revenue earned under other ground handling contracts where we provide ground handling services for other airlines is presented in the "Ground handling and other" line in our consolidated statements of income. The decrease was primarily related to the lower volume of flights serviced under ground handling contracts with United and Delta, whereby we perform ground handling services for several other regional airlines.

Individual expense components are expressed in the following table on the basis of cents per ASM for the periods indicated. ASM is a common metric used in the airline industry to measure an airline's passenger capacity. The size of our fleet is the underlying driver of our operating costs, the primary basis for our presentation in this Item 7 is on a cost per ASM basis to discuss significant changes in our costs not proportionate to the relative changes in our fleet size (dollar amounts in thousands).

	Year ended December 31,					
	2008	2007	$ Change	% Change		
	Amount	Amount	Amount	Percent	2008 Cents Per ASM	2007 Cents Per ASM
Aircraft fuel	$1,220,618	$1,062,079	$158,539	14.9%	5.5	4.6
Salaries, wages and benefits	724,094	726,947	(2,853)	(0.4)%	3.3	3.2
Aircraft maintenance, materials and repairs	381,653	297,960	83,693	28.1%	1.7	1.3
Aircraft rentals	295,784	294,443	1,341	0.5%	1.4	1.3
Depreciation and amortization	220,195	208,944	11,251	5.4%	1.0	0.9
Station rentals and landing fees	132,017	135,757	(3,740)	(2.8)%	0.6	0.6
Ground handling services	106,135	140,374	(34,239)	(24.4)%	0.5	0.6
Other	160,522	163,304	(2,782)	(1.7)%	0.7	0.7
Total operating expenses	3,241,018	3,029,808	211,210	7.0%	14.7	13.2
Interest	106,064	126,320	(20,256)	(16.0)%	0.5	0.5
Total airline expenses	$3,347,082	$3,156,128	190,954	6.1%	15.2	13.7

Fuel. Fuel costs increased $158.5 million, or 14.9% during the year ended December 31, 2008, compared to the year ended December 31, 2007. The average cost per gallon of fuel increased to $3.33 per gallon during the year ended December 31, 2008, from $2.41 during the year ended December 31, 2007. The increase in the average cost per gallon during the year ended December 31, 2008 was mitigated by United purchasing fuel directly from a fuel vendor for our United Express aircraft operated out of Chicago, San Francisco, Los Angeles and Denver. Midwest also purchased all of its fuel directly from fuel vendors, which reduced our total fuel costs and related passenger revenue. The following table summarizes the gallons of fuel we purchased directly, and the change in fuel price per gallon on our fuel expense, for the periods indicated:

	For the year ended December 31,		
(in thousands, except per gallon amounts)	**2008**	**2007**	**% Change**
Fuel gallons purchased	366,540	440,044	(16.7)%
Average price per gallon	$ 3.33	$ 2.41	38.2%
Fuel expense	$1,220,618	$1,062,079	14.9%

We are at risk for increased fuel prices on our pro-rate flying operations, whereby we receive a pro-rated portion of the passenger fare as revenue. As of December 31, 2008, we operated a total of 32 Brasilia turboprops under separate pro-rate agreements with Delta and United. During the year ended December 31, 2008, the cost of fuel associated with the pro-rate operations increased approximately $6.5 million (pre-tax) compared to the year ended December 31, 2007.

Salaries Wages and Employee Benefits. Salaries, wages and employee benefits decreased $2.9 million, or 0.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The average number of full-time equivalent employees decreased 2.6% to 14,315 for the year ended December 31, 2008, from 14,694 for the year ended December 31, 2007. The decrease in number of employees was significantly due to Delta assuming responsibility from ASA in June 2007 for the performance of customer service functions in Atlanta and United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008.

Aircraft maintenance, materials and repairs. Maintenance costs increased $83.7 million, or 28.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was primarily related to the timing of engine overhaul events. Our engine overhaul expense increased approximately $54.8 million during the year ended December 31, 2008 compared to the year ended December 31, 2007. The majority of the engine overhauls related to aircraft operated under our Delta Connection Agreements and we were reimbursed for such engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income. The increase in maintenance excluding engine overhaul costs was principally due to other scheduled maintenance events on our aging CRJ200 and CRJ 700 aircraft and repairs incurred on aircraft damaged during the normal course of business. Additionally, since December 31, 2007, we added four used CRJ200s and two used CRJ700s to our fleet. Compared to new aircraft, used aircraft typically experience higher maintenance costs during the first year of service.

Under the SkyWest Airlines United Express and Midwest Services Agreements, we recognized revenue in our consolidated statement of income at a fixed hourly rate for mature engine maintenance on regional jet engines and we recognize engine maintenance expense on our CRJ200 regional jet engines in our consolidated statement of income on an as-incurred basis as maintenance expense. During the year ended December 31,2008, our CRJ200 engine expense under our SkyWest Airlines United Express and Midwest Services Agreements increased $1.8 million. Under our Delta Connection Agreements we were reimbursed for engine overhaul costs by Delta. Such reimbursements are reflected as passenger revenue in our consolidated statements of income.

Aircraft rentals. Aircraft rentals increased $1.3 million or 0.5% during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in aircraft rentals was primarily due to the addition of two used CRJ700s that were financed through long-term leases.

Depreciation and amortization. Depreciation and amortization expense increased $11.3 million , or 5.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase in depreciation and amortization was primarily due to the addition of four CRJ200 and three CRJ900s that were financed using long-term debt.

Station rentals and landing fees. Station rentals and landing fees expense decreased $3.7 million , or 2.8%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. Our station rentals and landing fee costs can be impacted based upon the volume of passengers carried and the number of departures. The decrease in station rentals and landing fees expense was primarily due to a 2.7% decrease in passengers carried and a 3.6% decrease in departures during the year ended December 31, 2008.

Ground handling service. Ground handling service expense decreased $34.2 million , or 24.4%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in ground handling was due primarily to Delta assuming responsibility from ASA in June 2007 for the performance of customer service functions in Atlanta and United transitioning 16 stations from SkyWest Airlines to other ground handlers during the second quarter of 2008.

Other expenses. Other expense, primarily consisting of property taxes, hull and liability insurance, crew simulator training and crew hotel costs, decreased $2.8 million , or 1.7%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in other expenses was primarily due to the decrease in crew simulator training and crew hotel costs. These decreases were due primarily to fewer training events in 2008, primarily caused by lower production such as a decrease of 3.6% in departures during the year ended December 31, 2008.

Interest. Interest expense decreased $20.3 million, or 16.0% during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decrease in interest expense was substantially due to a decrease in interest rates. At December 31, 2008, we had variable rate notes representing 46.6% of our total long-term debt . The majority of our variable rate notes are based on the three-month and six-month LIBOR rates. At December 31, 2008, the three-month and six-month LIBOR rates were 1.43% and 1.75%, respectively. At December 31, 2007, the three-month and six-month LIBOR rates were 4.70% and 4.60%, respectively.

Total Airline Expenses. Total airline expenses (consisting of total operating and interest expenses) increased $191.0 million, or 6.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. We are reimbursed for our actual fuel costs by our major partners under our contract flying arrangements. We record the amount of those reimbursements as revenue. Under the SkyWest, SkyWest Airlines and ASA Delta Connection Agreements, we are reimbursed for our engine overhaul expense, which we record as revenue. The following table summarizes the amount of fuel and engine overhaul expenses which are included in our total airline expenses for the periods indicated (dollar amounts in thousands).

	For the year ended December 31,			
	2008	2007	$ Change	% Change
Total airline expense	$3,347,082	$3,156,128	$190,954	6.1%
Less: Fuel expense	1,220,618	1,062,079	158,539	14.9%
Less: Engine overhaul reimbursement from major partners	120,101	67,961	52,140	76.7%
Total airline expense excluding fuel and engine overhauls	$2,006,363	$2,026,088	$(19,725)	(1.0)%

Excluding fuel and engine overhaul costs, our total airline expense decreased $19.7 million, or 1.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. The percentage decrease in total airline expenses excluding fuel and engine overhauls, was less than the percentage decrease in ASMs, which is primarily due to increases in non-engine overhaul maintenance expenses attributable to the increased age of our fleet.

Income taxes. The provision for income taxes, as a percentage of income before taxes, decreased to 35.9% in 2008 from 36.4% in 2007. The lower 2008 rate includes the impact of a decrease to the effective state income tax rate as the result of state tax law changes in Utah and other states. The impact of the decreased effective tax rate was partially offset by the decrease in tax exempt interest income in 2008 from 2007.

Net Income. Primarily due to the factors described above, net income decreased to $112.9 million, or $1.93 per diluted share, for the year ended December 31, 2008, compared to $159.2 million, or $2.49 per diluted share, for the year ended December 31, 2007.

Liquidity and Capital Resources

We had working capital of $804.3 million and a current ratio of 2.8:1 at December 31, 2009, compared to working capital of $834.1 million and a current ratio of 3.2:1 at December 31, 2008. The decrease was principally attributable to $80.0 million we loaned to United in October 2009. We also agreed to defer $49.0 million otherwise payable to SkyWest Airlines under the SkyWest Airlines United Express Agreement, offset by cash generated from operating activities. The principal sources of cash during the year ended December 31, 2009 were $389.5 million provided by operating activities, $300.7 million of proceeds from the issuance of long-term debt, $18.7 million from the sale of property and equipment, $16.1 million from returns on aircraft deposits, $8.8 million from the sale of common stock in connection with the exercise of stock options under our stock option and employee stock purchase plans and $0.7 million from repayment of the United note receivable. We invested $82.1 million in marketable securities, invested $419.0 million in flight equipment, made principal payments on long-term debt of $147.3 million, repurchased $18.4 million of outstanding shares of our common stock, invested $2.6 million in buildings and ground equipment, paid $9.1 million in cash dividends, invested $25.5 million in other assets and issued a note receivable of $80.0 million to United. These factors resulted in a $49.5 million decrease in cash and cash equivalents during the year ended December 31, 2009.

Our position in marketable securities, consisting primarily of bonds, bond funds and commercial paper, increased to $645.3 million at December 31, 2009, compared to $568.6 million at December 31, 2008. The increase in marketable securities was due primarily to cash generated from operations in 2009 that was invested in marketable securities.

At December 31, 2009, our total capital mix was 42.7% equity and 57.3% debt, compared to 43.1% equity and 56.9% debt at December 31, 2008.

As of December 31, 2009, SkyWest Airlines had a $25 million line of credit. As of December 31, 2009 and 2008, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2010 and has a fixed interest rate of 4.96%.

As of December 31, 2009, we had $49.7 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

As of December 31, 2009 and 2008, we classified $10.7 million as restricted cash, related to our workers compensation policies.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2010	2011	2012	2013	2014	Thereafter
Firm aircraft commitments	$ 98,011	$ 98,011	$ —	$ —	$ —	$ —	$ —
Operating lease payments for aircraft and facility obligations	2,893,033	329,512	320,526	320,998	313,418	302,013	1,306,566
Interest commitments	633,001	83,969	78,418	72,399	65,611	59,595	273,009
Principal maturities on long-term debt	1,964,889	148,571	152,747	199,446	153,117	158,750	1,152,258
Total commitments and obligations	$5,588,934	$660,063	$551,691	$592,843	$532,146	$520,358	$2,731,833

Purchase Commitments and Options

On October 12, 2007, we announced SkyWest Airlines' plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines has placed into operation under the SkyWest Airlines United Express Agreement as part of an aircraft transition plan, allowing United to remove 23 30-seat Brasilia turboprops from the contract reimbursement model contemplated by the United Express Agreement and add 66-seat regional jet aircraft for United Express flying. Additionally, SkyWest Airlines exchanged four CRJ200s for four CRJ900s in its Delta Connection operations. These four 50-seat CRJ200s were placed into service under other capacity purchase agreements. In November 2007, SkyWest Airlines placed a firm order with Bombardier for the 22 new aircraft. As of December 31, 2009, SkyWest Airlines had taken delivery of four CRJ900s and 14 CRJ700s pursuant to that order. SkyWest Airlines is scheduled to take delivery of the remaining four aircraft during the first quarter of 2010.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $98.0 million through the first quarter of 2010. Additionally, SkyWest Airlines' agreement with Bombardier includes options for another 22 aircraft that can be delivered in either 70 or 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as SkyWest Airlines agrees upon with its major partners.

We have not historically funded a substantial portion of our aircraft acquisitions with working capital. Rather, we have generally funded our aircraft acquisitions through a combination of operating leases and long-term debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In the event that alternative financing cannot be arranged at the time of delivery, Bombardier has typically financed our aircraft acquisitions until more permanent arrangements can be made. Subsequent to this initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing debt financing with leveraged lease financing).

At present, we intend to satisfy our 2009 firm aircraft purchase commitment, as well as our acquisition of any additional aircraft, through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities. Nonetheless, recent disruptions in the credit markets have resulted in greater volatility, decreased liquidity and limited availability of capital, and there is no assurance that we will be able to obtain necessary funding or that, if we are able to obtain necessary capital, the corresponding terms will be favorable or acceptable to us.

Aircraft Lease and Facility Obligations

We also have significant long-term lease obligations primarily relating to our aircraft fleet. At December 31, 2009, we had 284 aircraft under lease with remaining terms ranging from one to 17 years. Future minimum lease payments due under all long-term operating leases were approximately $2.9 billion at December 31, 2009. Assuming a 5.8% discount rate, which is the average rate used to approximate the implicit rates within the applicable aircraft leases, the present value of these lease obligations would have been equal to approximately $2.1 billion at December 31, 2009.

Long-term Debt Obligations

As of December 31, 2009, we had $1,964.9 million of long term debt obligations related to the acquisition of Brasilia turboprop, CRJ200, CRJ700 and CRJ900 aircraft. The average effective interest rate on the debt related to the Brasilia turboprop and CRJ aircraft was approximately 4.3% at December 31, 2009.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the SkyWest Airlines Delta Connection Agreement and the obligations of ASA under the ASA Delta Connection Agreement.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") ASC 810 (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 167, *Amendments to FASB Interpretation No. 46(R)*. Among other items, ASC 810 responds to concerns about the application of certain key provisions of FIN 46(R), including those regarding the transparency of the involvement with variable interest entities. ASC 810 is effective for calendar year companies beginning on January 1, 2010. We do not believe the adoption of ASC 810 will have a significant impact on our financial position, results of operations or cash flows.

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* ("EITF 08-1"). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled *Revenue Arrangements with Multiple Deliverables*. EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. We are currently evaluating the impact of EITF 08-1 on our financial position, results of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced difficulties with fuel availability and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United has agreed to bear the economic risk of fuel price fluctuations on our contracted United Express flights. On our Delta Connection regional jet flights, Delta has agreed to bear the economic risk of fuel price fluctuations. We bear the economic risk of fuel price fluctuations on our pro-rate operations. For the year ended December 31, 2009, essentially all of our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while, approximately 47% of our Brasilia turboprops flown in the United system were flown under pro-rate arrangements and approximately 4% of our CRJ200s flown in the United system were flown under pro-rate arrangements. As of December 31, 2009, we operated 14 CRJ 200s under a pro-rate agreement with United and two CRJ200s with AirTran. The average price per gallon of aircraft fuel decreased 43.8% to $1.87 for the year ended December 31, 2009, from $3.33 for the year ended December 31, 2008. For illustrative purposes only, we have estimated the impact of the market risk of fuel on our pro-rate operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $7.5 million in fuel expense for the year ended December 31, 2009.

Interest Rates

Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At December 31, 2009, we had variable rate notes representing 38.6% of our total long-term debt compared to 46.6% of our long-term debt at December 31, 2008. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $8.0 million in interest expense and received $7.4 million in additional interest income for the year ended December 31, 2009 and we would have incurred an additional $8.8 million in interest expense and received $6.7 million in additional interest income for the year ended December 31, 2008. However, under our contractual arrangement with our major partners, the majority of the increase in interest expense would be passed through and recorded as passenger revenue in our consolidated statements of income. Also for illustrative purposes only, we have likewise estimated the impact of a hypothetical decrease in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based upon this hypothetical example, we would have recognized $8.0 million less in interest expense and received $7.4 less in interest income for the year ended December 31, 2009, and we would have recognized $8.8 million less in interest expense and received $6.7 less in interest income for the year ended December 31, 2008. If interest rates were to decline, our major partners would receive the principal benefit of the decline, since interest expense is generally passed through to our major partners, resulting in a reduction to passenger revenue in our consolidated statement of income.

We currently intend to finance the acquisition of aircraft through manufacturer financing, third-party leases or long-term borrowings. Changes in interest rates may impact our actual costs of acquiring these aircraft.

Auction Rate Securities

We have investments in auction rate securities, which are classified as available for sale securities and reflected at fair value. Due primarily to instability in credit markets over the past two years, we sold a portion of these investments. As of December 31, 2009, we had investments valued at a total of $4.3 million which were classified as Other assets on our consolidated balance sheet. For a more detailed discussion on auction rate securities, including our methodology for estimating their fair value, see Note 6 to our consolidated financial statements appearing in Item 8 of this Report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SkyWest, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 22, 2010

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

ASSETS

	December 31, 2009	December 31, 2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 76,414	$ 125,892
Marketable securities	645,301	568,567
Restricted cash	10,730	10,728
Income tax receivable	12,608	14,868
Receivables, net	111,902	55,458
Inventories, net	89,876	104,383
Prepaid aircraft rents	237,350	226,474
Deferred tax assets	45,197	76,093
Other current assets	24,721	38,205
Total current assets	1,254,099	1,220,668
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	3,612,658	3,273,705
Deposits on aircraft	4,247	20,390
Buildings and ground equipment	240,438	239,573
	3,857,343	3,533,668
Less-accumulated depreciation and amortization	(977,637)	(824,293)
Total property and equipment, net	2,879,706	2,709,375
OTHER ASSETS		
Intangible assets, net	23,997	26,247
Other assets	153,000	58,001
Total other assets	176,997	84,248
Total assets	$4,310,802	$4,014,291

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2009	December 31, 2008
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 148,571	$ 129,783
Accounts payable	165,825	110,902
Accrued salaries, wages and benefits	67,377	66,553
Accrued aircraft rents	17,661	25,676
Taxes other than income taxes	17,476	16,651
Other current liabilities	32,925	37,039
Total current liabilities	449,835	386,604
OTHER LONG TERM LIABILITIES	38,540	41,525
LONG TERM DEBT, net of current maturities	1,816,318	1,681,705
DEFERRED INCOME TAXES PAYABLE	536,540	507,113
DEFERRED AIRCRAFT CREDITS	117,350	121,823
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 74,626,660 and 73,520,292 shares issued, respectively	578,153	562,395
Retained earnings	1,052,375	977,736
Treasury stock, at cost, 19,017,645 and 17,150,580 shares, respectively	(279,619)	(261,174)
Accumulated other comprehensive income (loss) (Note 1)	1,310	(3,436)
Total stockholders' equity	1,352,219	1,275,521
Total liabilities and stockholders' equity	$4,310,802	$4,014,291

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
OPERATING REVENUES:			
Passenger	$2,582,238	$3,466,287	$3,342,131
Ground handling and other	31,376	29,962	32,201
Total operating revenues	2,613,614	3,496,249	3,374,332
OPERATING EXPENSES:			
Aircraft fuel	390,739	1,220,618	1,062,079
Salaries, wages and benefits	698,326	724,094	726,947
Aircraft maintenance, materials and repairs	436,039	381,653	297,960
Aircraft rentals	300,773	295,784	294,443
Depreciation and amortization	221,548	220,195	208,944
Station rentals and landing fees	116,312	132,017	135,757
Ground handling services	95,805	106,135	140,374
Other, net	141,877	160,522	163,304
Total operating expenses	2,401,419	3,241,018	3,029,808
OPERATING INCOME	212,195	255,231	344,524
OTHER INCOME (EXPENSE):			
Interest income	11,121	20,776	31,650
Interest expense	(86,330)	(106,064)	(126,320)
Impairment on marketable securities	(7,115)	—	—
Other	1,862	6,240	467
Total other expense, net	(80,462)	(79,048)	(94,203)
INCOME BEFORE INCOME TAXES	131,733	176,183	250,321
PROVISION FOR INCOME TAXES	48,075	63,254	91,129
NET INCOME	$ 83,658	$ 112,929	$ 159,192
BASIC EARNINGS PER SHARE	$ 1.50	$ 1.95	$ 2.54
DILUTED EARNINGS PER SHARE	$ 1.47	$ 1.93	$ 2.49
Weighted average common shares:			
Basic	55,854	57,790	62,710
Diluted	56,814	58,633	64,044

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	Common Stock		Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Shares	Amount	Income (Loss)	Total
Balance at December 31, 2006	70,753	$491,405	$ 720,784	(6,794)	$ (32,551)	$(1,345)	$1,178,293
Comprehensive income:							
Net income	—	—	159,192	—	—	—	159,192
Net unrealized appreciation on marketable securities net of tax of $304	—	—	—	—	—	475	475
Total comprehensive income							159,667
Exercise of common stock options	1,066	19,572	—	—	—	—	19,572
Sale of common stock under employee stock purchase plan	454	9,378	—	—	—	—	9,378
Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan	—	13,121	—	—	—	—	13,121
Tax benefit from exercise of common stock options	—	69	—	—	—	—	69
Treasury stock purchases	—	—	—	(5,000)	(125,991)	—	(125,991)
Cash dividends declared ($0.12 per share)	—	—	(8,102)	—	—	—	(8,102)
Balance at December 31, 2007	72,273	$533,545	$ 871,874	(11,794)	$(158,542)	$ (870)	$1,246,007
Comprehensive income:							
Net income	—	—	112,929	—	—	—	112,929
Net unrealized depreciation on marketable securities net of tax of $1,573	—	—	—	—	—	(2,566)	(2,566)
Total comprehensive income							110,363
Exercise of common stock options	439	6,135	—	—	—	—	6,135
Sale of common stock under employee stock purchase plan	808	11,227	—	—	—	—	11,227
Stock based compensation expense related to the issuance of stock options and the employee stock purchase plan	—	11,489	—	—	—	—	11,489
Tax deficiency from exercise of common stock options	—	(1)	—	—	—	—	(1)
Treasury stock purchases	—	—	—	(5,357)	(102,632)	—	(102,632)
Cash dividends declared ($0.13 per share)	—	—	(7,067)	—	—	—	(7,067)
Balance at December 31, 2008	73,520	$562,395	$ 977,736	(17,151)	$(261,174)	$(3,436)	$1,275,521
Comprehensive income:							
Net income	—	—	83,658	—	—	—	83,658
Proportionate share of other companies foreign currency translation adjustment, net of tax $596	—	—	—	—	—	972	972
Net unrealized appreciation on marketable securities net of tax of $2,158	—	—	—	—	—	3,774	3,774
Total comprehensive income							88,404
Exercise of common stock options and issuance of restricted stock	271	215	—	—	—	—	215
Sale of common stock under employee stock purchase plan	836	8,572	—	—	—	—	8,572
Stock based compensation expense related to the issuance of stock options	—	7,944	—	—	—	—	7,944
Tax deficiency from exercise of common stock options	—	(973)	—	—	—	—	(973)
Treasury stock purchases	—	—	—	(1,867)	(18,445)	—	(18,445)
Cash dividends declared ($0.16 per share)	—	—	(9,019)	—	—	—	(9,019)
Balance at December 31, 2009	74,627	$578,153	$1,052,375	(19,018)	$(279,619)	$ 1,310	$1,352,219

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 83,658	$ 112,929	$ 159,192
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	221,548	220,195	208,944
Stock based compensation expense	7,944	11,489	13,121
Loss (gain) on sale of property and equipment	(77)	68	(467)
Undistributed earnings of other companies	(1,785)	—	—
Impairment on marketable securities	7,115	—	—
Net increase in deferred income taxes	59,350	55,541	106,112
Changes in operating assets and liabilities:			
Decrease (increase) in restricted cash	(2)	3,977	1,704
Decrease (increase) in receivables	(56,444)	25,758	(51,785)
Decrease (increase) in income tax receivable	2,260	8,246	(21,295)
Decrease (increase) in inventories	14,507	1,355	(20,578)
Decrease (increase) in other current assets and prepaid aircraft rents	10,608	4,437	(145)
Increase (decrease) in deferred aircraft credits	(3,658)	(5,140)	21,163
Increase (decrease) in accounts payable and accrued aircraft rents	46,908	(23,666)	(20,660)
Increase (decrease) in other current liabilities	(2,432)	354	710
NET CASH PROVIDED BY OPERATING ACTIVITIES	389,500	415,543	396,016
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(854,715)	(1,305,015)	(1,370,189)
Sales of marketable securities	772,616	1,254,574	1,067,815
Issuance of United Air Lines note receivable	(80,000)	—	—
Payments received on note receivable from United Air Lines	667	—	—
Proceeds from the sale of property and equipment	18,662	4,580	11,290
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(419,028)	(194,189)	(298,519)
Deposits on aircraft	—	—	(32,326)
Buildings and ground equipment	(2,556)	(37,627)	(37,547)
Increase in other assets	(25,458)	(6,559)	(2,783)
NET CASH USED IN INVESTING ACTIVITIES	(589,812)	(284,236)	(662,259)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	300,716	80,361	177,792
Principal payments on long-term debt	(147,315)	(119,823)	(110,973)
Return of deposits on aircraft and rotable spare parts	16,143	3,458	11,697
Tax benefit from exercise of common stock options	—	9	177
Net proceeds from issuance of common stock	8,787	17,361	28,950
Purchase of treasury stock	(18,445)	(102,632)	(125,991)
Payment of cash dividends	(9,052)	(6,951)	(8,061)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	150,834	(128,217)	(26,409)
Increase (decrease) in cash and cash equivalents	(49,478)	3,090	(292,652)
Cash and cash equivalents at beginning of year	125,892	122,802	415,454
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 76,414	$ 125,892	$ 122,802
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest, net of capitalized amounts	$ 90,572	$ 111,717	$ 112,547
Income taxes	$ 2,896	$ 23,876	$ 1,420

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its wholly-owned subsidiaries, SkyWest Airlines, Inc. ("SkyWest Airlines") and Atlantic Southeast Airlines, Inc. ("ASA"), operates the largest regional airline in the United States. As of December 31, 2009, SkyWest and ASA offered scheduled passenger and air freight service with approximately 2,300 total daily departures to 217 different destinations in the United States, Canada, Mexico and the Caribbean. Additionally, the Company provides ground handling services for approximately eight other airlines throughout its system. As of December 31, 2009, the Company operated a fleet of 449 aircraft consisting of 250 50-seat Bombardier CRJ200 Regional Jet aircraft ("CRJ200s") (81 assigned to United Air Lines, Inc. ("United"), 164 assigned to Delta Air Lines, Inc. ("Delta"), three assigned to Midwest Airlines, Inc. ("Midwest") and two assigned to AirTran, 117 70-seat Bombardier CRJ 700 Regional Jet aircraft ("CRJ700s") (66 assigned to United and 51 assigned to Delta), 31 70-90-seat Bombardier CRJ900 Regional Jet aircraft ("CRJ900") (all assigned to Delta) and 51 Embraer Brasilia EMB-120 turboprops ("Brasilia Turboprops") (39 assigned to United and 12 assigned to Delta) For the year ended December 31, 2009, approximately 55.8% of the Company's capacity was operated under the Delta code, approximately 42.4% was operated under the United code, approximately 1.7% was operated under the Midwest code and approximately 0.1% was operated under the AirTran code.

SkyWest Airlines has been a partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago. In December 2007, SkyWest Airlines and Midwest entered into the Midwest Services Agreement. Effective January 1, 2010, SkyWest Airlines terminated its agreement with Midwest. In December 2009, SkyWest Airlines entered into a flying agreement with AirTran. SkyWest Airlines currently serves markets from AirTran's hub in Milwaukee. As of December 31, 2009, SkyWest Airlines operated as a Delta Connection carrier in Salt Lake City, a United Express carrier in Los Angeles, San Francisco, Denver, Chicago and the Pacific Northwest, a Midwest Connect carrier and an AirTran carrier in Milwaukee operating more than 1,500 total daily flights.

ASA has been a code-share partner with Delta in Atlanta since 1984. ASA expanded its operations as a Delta Connection carrier to also include Cincinnati and Salt Lake City in September 2002 and April 2003, respectively. As of December 31, 2009, ASA operated approximately 780 daily flights, all in the Delta Connection system.

Basis of Presentation

The Company's consolidated financial statements include the accounts of SkyWest, Inc. and its wholly-owned subsidiaries, SkyWest Airlines and ASA, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2009, up until the issuance of the consolidated financial statements, which occurred on February 22, 2010.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classified $10.7 million of cash as restricted cash as required by the Company's workers' compensation policy and classified it accordingly in the consolidated balance sheets as of December 31, 2009 and 2008.

Marketable Securities

The Company's investments in marketable debt and equity securities are deemed by management to be available for sale and are reported at fair market value with the net unrealized appreciation or depreciation reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2009 and 2008 was as follows (in thousands):

	2009		2008	
Investment Types	Cost	Market Value	Cost	Market Value
Commercial paper	$ —	$ —	$ 24,855	$ 22,790
Bond and bond funds	647,965	648,498	546,003	542,733
Asset backed securities	1,051	1,062	5,330	5,277
	649,016	649,560	576,188	570,800
Unrealized gain (loss)	544	—	(5,388)	—
Total	$649,560	$649,560	$570,800	$570,800

Marketable securities had the following maturities as of December 31, 2009 (in thousands):

Maturities	Amount
Year 2010	$303,072
Years 2011 through 2014	76,685
Years 2015 through 2019	15,458
Thereafter	254,345

The Company has classified $645.3 million of marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within one year. The Company has classified approximately $4.3 million of investments as non-current and has identified

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

them as "Other assets" in the Company's consolidated balance sheet as of December 31, 2009 (see Note 6).

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types and salvage values. The inventory allowance as of December 31, 2009 and 2008 was $6.6 million and $5.5 million, respectively. These allowances are based on management estimates, which are subject to change.

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

Assets	Depreciable Life	Residual Value
Aircraft and rotable spares	10 - 18 years	0 - 30%
Ground equipment	5 - 10 years	0%
Office equipment	5 - 7 years	0%
Leasehold improvements	15 years or life of the lease	0%
Buildings	20 - 39.5 years	0%

Change in Accounting Estimates

During the first quarter of 2009, the Company changed its estimate of depreciable lives on ground equipment from five to seven years to five to ten years and maintained the residual value of zero percent. The impact of this change increased the Company's pre-tax income for the year ended December, 31 2009 by $4.0 million ($.07 per share Basic EPS and Diluted EPS), respectively. The impact of this change, net of tax, increased the Company's net income for the year ended December 31, 2009 by $2.5 million ($.05 per share Basic EPS and $.04 per share Diluted EPS), respectively.

Impairment of Long Lived and Intangible Assets

As of December 31, 2009, the Company had approximately $2.9 billion of property and equipment and related assets. Additionally, as of December 31, 2009, the Company had approximately $24.0 million in intangible assets. In accounting for these long-lived and intangible assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. On September 7, 2005, the Company completed the acquisition of all of the issued and

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

outstanding capital stock of ASA. The Company recorded an intangible asset of approximately $33.7 million relating to the acquisition of ASA. The intangible asset is being amortized over fifteen years under the straight-line method. As of December 31, 2009 and 2008, the Company had $9.7 million and $7.5 million in accumulated amortization expense, respectively. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether the book value of its aircraft is impaired. Based on the results of the evaluations, the Company's management concluded no impairment was necessary as of December 31, 2009.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2009, 2008 and 2007, the Company capitalized interest costs of approximately $843,000, $1.4 million, and $0, respectively.

Maintenance

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls wherein the expense is recorded when the overhaul event occurs. The Company has an engine services agreement with a third party vendor to provide long-term engine services covering the scheduled and unscheduled repairs for certain of its CRJ700 regional jet aircraft. Under the terms of the agreement, the Company pays a set dollar amount per engine hour flown on a monthly basis and the third party vendor will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of the contract. The Company uses the "deferral method" of accounting for its Brasilia Turboprop engine overhauls wherein the overhaul costs are capitalized and depreciated over the estimated useful life of the engine. The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia Turboprop engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the respective lease return dates.

Passenger and Ground Handling Revenues

The Company recognizes passenger and ground handling revenues when the service is provided. Under the Company's contract and pro-rate flying agreements with Delta, United and AirTran, revenue is considered earned when the flight is completed. Revenue is recognized under the Company's pro-rate flying agreements based upon the portion of the pro-rate passenger fare the Company anticipates that it will receive.

The Delta Connection Agreements executed by SkyWest Airlines and ASA provide for fifteen-year terms, subject to early termination by Delta, SkyWest Airlines or ASA, as applicable, upon the

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

occurrence of certain events. Delta's termination rights include (i) cross-termination rights between the two Delta Connection Agreements, (ii) the right to terminate each of the Delta Connection Agreements upon the occurrence of certain force majeure events, including certain labor-related events, that prevent SkyWest Airlines or ASA from performance for certain periods, and (iii) the right to terminate each of the Delta Connection Agreements if SkyWest Airlines or ASA fails to maintain competitive base rate costs, subject to certain adjustment rights. The SkyWest Airlines and ASA Delta Connection Agreements contain multi-year rate reset provisions beginning in 2010 and each 5th year thereafter. In the Delta Connection Agreements, the fixed-fee rates are specifically defined through 2009. The parties agreed that on or after a specified date in 2010 the parties would reset such rates to reflect SkyWest Airlines' actual costs in 2010 (with a similar process on each 5th year thereafter). In addition to the termination rights, Delta has the right to extend the term of the Delta Connection Agreements upon the occurrence of certain events or at the expiration of the initial term. SkyWest Airlines and ASA have the right to terminate their respective Delta Connection Agreement upon the occurrence of certain breaches by Delta, including the failure to cure payment defaults. SkyWest Airlines and ASA also have cross-termination rights between the two Delta Connection Agreements.

Under the terms of the SkyWest Airlines Delta Connection Agreement, Delta has agreed to compensate SkyWest Airlines for the direct costs associated with operating the Delta Connection flights, plus a payment based on block hours flown. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating the Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, an additional percentage of such costs. Additionally, ASA's Delta Connection Agreement provides for the payment of incentive compensation upon satisfaction of certain performance goals. The incentives are defined in the ASA Delta Connection Agreement as being measured and determined on a monthly and quarterly basis. At the end of each quarter, the Company calculates the incentives achieved during the quarter and recognizes revenue accordingly. The parties to the Delta Connection Agreements make customary representations, warranties and covenants, including with respect to various operational, marketing and administrative matters.

SkyWest Airlines and ASA have each entered into a Delta Connection Agreement with Delta, pursuant to which SkyWest Airlines and ASA provide contract flight services for Delta. In the event that the contractual rates under those agreements have not been finalized at quarterly or annual financial statement dates, the Company records revenues based on the lower of prior period's approved rates, as adjusted to reflect any contract negotiations and our estimate of rates that will be implemented in accordance with revenue recognition guidelines. Among other provisions, those Delta Connection Agreements provide that, beginning with the third anniversary of the execution of the agreements (September 8, 2008), Delta has the right to require that certain contractual rates under those agreements shall not exceed the average rate of all carriers within the Delta Connection Program. On October 23, 2009, Delta sent letters to SkyWest Airlines and ASA requiring them to either adjust the rates payable under their respective Delta Connection Agreements or accept termination of those agreements Delta's letter also notified SkyWest Airlines and ASA of Delta's estimate of the average rates to be applied under those agreements. On October 28, 2009, SkyWest Airlines and ASA notified Delta of their election to adjust the rates payable under the Delta Connection Agreements; however, they also notified Delta of their disagreement with Delta's estimated rates and their belief that the methodology Delta used to calculate its estimated rates is inconsistent with the terms of the Delta

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Connection Agreements. SkyWest Airlines and ASA and Delta have exchanged subsequent correspondence, and SkyWest Airlines and ASA continue to negotiate with Delta in an effort to determine an appropriate methodology for calculating the average rates of the carriers within the Delta Connection Program. Because SkyWest Airlines and ASA have not reached an agreement with Delta regarding the final contractual rates to be established under the Delta Connection Agreements, the Company has evaluated the method for calculating the average rate of the carriers within the Delta Connection Program under the revenue recognition accounting guidance and recorded revenue under those agreements based on management's understanding of the applicable terms in the Delta Connection Agreements and management's best estimate of the revenue that will ultimately be realized upon settlement of the contractual rates with Delta with respect to the year ended December 31, 2009.

The SkyWest Airlines and the ASA Delta Connection Agreements provides that, beginning with the fifth anniversary of the execution of the agreements (September 8, 2010), Delta has the right to require that certain contractual rates under those agreements shall not exceed the 2nd lowest of all carriers within the Delta Connection Program.

In the event the Company has a reimbursement dispute with a major partner, the Company evaluates the dispute under its established revenue recognition criteria and, provided the revenue recognition criteria have been met, the Company recognizes revenue based on management's estimate of the resolution of the dispute. During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for certain irregular operations ("IROP") expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and ASA during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest Airlines and ASA (See Note 5 for additional details).

SkyWest Airlines and United have entered into a United Express Agreement, which sets forth the principal terms and conditions governing SkyWest Airlines' United Express operations. Under the terms of the United Express Agreement, SkyWest Airlines is compensated primarily on a fee-per-completed-block hour and departure basis and is reimbursed for fuel and other costs. Additionally, SkyWest Airlines is eligible for incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the United Express Agreement as being measured and determined on a monthly basis. At the end of each month, the Company calculates the incentives achieved during the month and recognizes revenue accordingly.

On June 10, 2009, SkyWest Airlines and Midwest reached a mutual understanding to terminate the service SkyWest Airlines provided under the Midwest Services Agreement. As a result, SkyWest Airlines removed its remaining 12 CRJ200 regional jet aircraft from Midwest in stages through January 2010. Additionally, SkyWest Airlines agreed to cancel an unsecured note from Midwest in the amount of approximately $9.3 million in exchange for a $4.0 million payment from Midwest that was collected and recorded as revenue by SkyWest Airlines.

On November 4, 2009, SkyWest Airlines entered into a code-share agreement with AirTran. Under the terms of the code-share agreement, SkyWest Airlines has agreed to operate five CRJ200s for

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

AirTran under a pro-rate arrangement. SkyWest Airlines commenced AirTran service with two aircraft in December 2009 and added three additional aircraft in January and February of 2010. The code-share agreement has a three-year term; however, after May 15, 2010, either party may terminate the agreement upon 120 days written notice.

Under the Company's code-share agreements with Delta, United and Midwest, the Company earns revenue for an amount per aircraft designed to reimburse the Company for certain aircraft ownership costs. The Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The amounts deemed to be rental income under the agreements for the years ended December 31, 2009, 2008 and 2007 were $490.1 million, $496.5 million and $516.9 million, respectively. These amounts were recorded as passenger revenue on the Company's consolidated statements of income. Under the SkyWest Inc. Delta Connection Agreement and the SkyWest Airlines United Express Agreement, the Company receives a reimbursement for direct costs associated with placing each additional aircraft into service. The reimbursement is applicable to incremental costs specific to placing each additional aircraft into service. The Company recognizes the revenue associated with these reimbursement payments once the aircraft is placed into service.

The Company's passenger and ground handling revenues could be impacted by a number of factors, including changes to the Company's code-share agreements with Delta, United or AirTran, contract modifications resulting from contract re-negotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements, settlement of reimbursement disputes with the Company's major partners and settlement of the Delta rates.

Deferred Aircraft Credits

The Company accounts for incentives provided by aircraft manufacturers as deferred credits. The deferred credits related to leased aircraft are amortized on a straight-line basis as a reduction to rent expense over the lease term. Credits related to owned aircraft reduce the purchase price of the aircraft, which has the effect of amortizing the credits on a straight-line basis as a reduction in depreciation expense over the life of the related aircraft. The incentives are credits that may be used to purchase spare parts and pay for training and other expenses.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Net Income Per Common Share

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income per common share. During the years ended December 31, 2009, 2008 and 2007, 4,356,000, 3,665,000 and 529,000 shares reserved for issuance upon the exercise of outstanding options were excluded from the computation of Diluted EPS respectively, as their inclusion would be anti-dilutive.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Numerator for earnings per share	$83,658	$112,929	$159,192
Denominator:			
Denominator for basic earnings per-share weighted average shares	55,854	57,790	62,710
Dilution due to stock options and restricted stock	960	843	1,334
Denominator for diluted earnings per-share weighted average shares	56,814	58,633	64,044
Basic earnings per-share	$ 1.50	$ 1.95	$ 2.54
Diluted earnings per-share	$ 1.47	$ 1.93	$ 2.49

Comprehensive Income

Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with shareholders. Also, comprehensive income consisted of net income plus changes in unrealized appreciation on marketable securities and unrealized loss on foreign currency translation adjustment related to the Company's equity investment in Trip Linhas Aereas (see note 8), net of tax, for the periods indicated (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net Income	$83,658	$112,929	$159,192
Proportionate share of other companies foreign currency translation adjustment, net of tax	972	—	—
Unrealized appreciation (depreciation) on marketable securities, net of tax	3,774	(2,566)	475
Comprehensive income	$88,404	$110,363	$159,667

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. However, due to recent events in credit markets, the auction events for some of these instruments held by the Company failed during the year ended December 31, 2009. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2009. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $2,095.6 million as of December 31, 2009, as compared to the carrying amount of $1,964.9 million as of December 31, 2009. The Company's fair value of long-term debt as of December 31, 2008 was $1,913.5 million as compared to the carrying amount of $1,811.5 million as of December 31, 2008.

Segment Reporting

The accounting guidance requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one reportable segment in accordance with accounting guidance because the Company's business consists of scheduled regional airline service.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 810 (originally issued as SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. Among other items, ASC 810 responds to concerns about the application of certain key provisions of FIN 46(R), including those regarding the transparency of the involvement with variable interest entities. ASC 810 is effective for calendar year companies beginning on January 1, 2010. The Company does not believe the adoption of ASC 810 will have a significant impact on its financial position, results of operations, cash flows, or disclosures.

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* ("EITF 08-1"). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, which originated primarily from EITF 00-21, also titled *Revenue Arrangements with Multiple Deliverables*. EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

The Company retrospectively adopted the provisions of ASC 260 *Earnings per Share* (formerly FASB Staff Position EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment*

(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

Transactions Are Participating Securities) on April 1, 2009. ASC 260 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described. This provision of ASC 260 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of this provision of ASC 260 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

(2) Long-term Debt

Long-term debt consisted of the following as of December 31, 2009 and 2008 (in thousands):

	December 31, 2009	December 31, 2008
Notes payable to banks, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 0.46% to 3.51% through 2012 to 2020, secured by aircraft	$ 469,663	$ 529,625
Notes payable to a financing company, due in semi-annual installments, variable interest based on LIBOR, or with interest rates ranging from 0.73% to 7.52% through 2010 to 2021, secured by aircraft	557,293	594,999
Notes payable to banks, due in semi-annual installments plus interest at 6.06% to 7.18% through 2021, secured by aircraft	231,002	248,731
Notes payable to a financing company, due in semi-annual installments plus interest at 5.78% to 6.23% through 2019, secured by aircraft	67,963	74,455
Notes payable to banks, due in monthly installments plus interest of 3.15% to 8.18% through 2025, secured by aircraft	611,829	325,834
Notes payable to banks, due in semi-annual installments, plus interest at 6.05% through 2020, secured by aircraft	23,939	25,857
Notes payable to banks, due in semi-annual installments, plus interest at 3.72% to 3.86%, net of the benefits of interest rate subsidies through the Brazilian Export financing program, through 2011, secured by aircraft	3,200	5,936
Notes payable to a bank, due in monthly installments interest based on LIBOR, interest rate at 7.9% secured by building	—	6,051
Long-term debt	$1,964,889	$1,811,488
Less current maturities	(148,571)	(129,783)
Long-term debt, net of current maturities	$1,816,318	$1,681,705

At December 31, 2009, the three-month and six-month LIBOR rates were 0.25% and 0.43%, respectively.

(2) Long-term Debt (Continued)

The aggregate amounts of principal maturities of long-term debt as of December 31, 2009 were as follows (in thousands):

2010	$ 148,571
2011	152,747
2012	199,446
2013	153,117
2014	158,750
Thereafter	1,152,258
	$1,964,889

As of December 31, 2009 and 2008, SkyWest Airlines had a $25 million line of credit. As of December 31, 2009 and 2008, SkyWest Airlines had no amount outstanding under the facility. The facility expires on March 31, 2010 and has a fixed interest rate of 4.96%.

As of December 31, 2009, the Company had $49.7 million in letters of credit and surety bonds outstanding with various banks and surety institutions.

During 2009, the Company issued $300.7 million of long-term debt related to the purchase of 14 new CRJ 700s and one CRJ900.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, the sale or lease of assets and ratio of long-term debt to tangible net worth. As of December 31, 2009, the Company was in compliance with all debt covenants. Management believes that in the absence of unusual circumstances, the working capital available to the Company will be sufficient to meet the present financial requirements, including expansion, capital expenditures, lease payments and debt service obligations for at least the next 12 months.

(3) Note Receivable

On October 16, 2009, SkyWest Airlines extended to United a secured term loan in the amount of $80 million. The term loan bears interest at a rate of 11%, with a ten-year amortization period. The loan is secured by certain ground equipment and certain airport slot rights held by United. As of December 31, 2009, the Company has classified $71.3 million as non-current and has identified the note receivable as "Other assets" in its Consolidated Balance Sheet. The Company has also classified $8.0 million as current and has identified the note receivable as "Receivables, net" in its Consolidated Balance Sheet.

SkyWest Airlines also agreed to defer certain amounts otherwise payable to SkyWest Airlines under the existing United Express Agreement for a maximum period of 30 days. The maximum deferral amount is $49 million and any amounts deferred accrue a deferral fee of 8%, payable weekly. As of December 31, 2009, $49 million was deferred for 30 days. United's right to defer such payments continues through October 16, 2019 subject to certain conditions. As of December 31, 2009, the Company has classified $49.0 million as current and has identified the deferred amount as "Receivables, net" in its Consolidated Balance Sheet.

(4) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2009	2008	2007
Current tax provision (benefit):			
Federal	$(11,309)	$ 5,360	$(14,355)
State	110	(85)	(736)
	(11,199)	5,275	(15,091)
Deferred tax provision:			
Federal	54,942	53,748	99,026
State	4,332	4,231	7,194
	59,274	57,979	106,220
Provision for income taxes	$ 48,075	$63,254	$ 91,129

The following is a reconciliation between the statutory Federal income tax rate of 35% and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands):

	Year ended December 31,		
	2009	2008	2007
Computed "expected" provision for income taxes at the statutory rates	$45,884	$60,324	$87,612
Increase (decrease) in income taxes resulting from:			
State income taxes, net of Federal income tax benefit	3,741	5,032	6,268
Other, net	(1,550)	(2,102)	(2,751)
Provision for income taxes	$48,075	$63,254	$91,129

(4) Income Taxes (Continued)

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2009	2008
Deferred tax assets:		
Accrued benefits	$ 22,729	$ 22,423
Net operating loss carryforward	39,368	23,300
AMT credit carryforward	23,379	30,180
Deferred aircraft credits	38,283	46,831
Accrued reserves and other	14,881	14,463
Total deferred tax assets	138,640	137,197
Deferred tax liabilities:		
Accelerated depreciation	(629,586)	(568,217)
Maintenance and other	(397)	—
Total deferred tax liabilities	(629,983)	(568,217)
Net deferred tax liability	$(491,343)	$(431,020)

The Company's deferred tax liabilities were primarily generated through accelerated bonus depreciation on newly purchased aircraft and support equipment in accordance with the Job Creation and Worker Assistance Act of 2002.

At December 31, 2009, the Company had federal net operating losses of approximately $82.1 million and state net operating losses of approximately $408.1 million which will start to expire in 2026 and 2010 respectively. As of December 31, 2009, the Company also had an alternative minimum tax credit of approximately $23.4 million which does not expire.

(5) Commitments and Contingencies

Lease Obligations

The Company leases 284 aircraft, as well as airport facilities, office space, and various other property and equipment under non-cancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following table summarizes future

(5) Commitments and Contingencies (Continued)

minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009 (in thousands):

Year ending December 31,	
2010	$ 329,512
2011	320,526
2012	320,998
2013	313,418
2014	302,013
Thereafter	1,306,566
	$2,893,033

The majority of the Company's leased aircraft are owned and leased through trusts whose sole purpose is to purchase, finance and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single owner trusts in which the Company does not participate, the Company is not considered at risk for losses and is not considered the primary beneficiary. As a result, based on the current rules, the Company is not required to consolidate any of these trusts or any other entities in applying the accounting guidance. Management believes that the Company's maximum exposure under these leases is the remaining lease payments.

Total rental expense for non-cancelable aircraft operating leases was approximately $300.8 million, $295.8 million and $294.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The minimum rental expense for airport station rents was approximately $47.7 million, $59.4 million and $61.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company's leveraged lease agreements, typically obligate the Company to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 17 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because of management's assessment that the probability of this occurring is remote.

Self-insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. Actual results could differ from these estimates.

Purchase Commitments and Options

On October 12, 2007, the Company announced SkyWest Airlines' plans to acquire 22 additional regional jet aircraft through 2010, 18 of which SkyWest Airlines has begun operating under its United Express Agreement as part of an aircraft transition plan, allowing United to remove 23 30-seat Brasilia turboprops from the contract reimbursement model contemplated by the United Express Agreement

(5) Commitments and Contingencies (Continued)

and add 66-seat regional jet aircraft for United Express flying. Additionally, SkyWest Airlines exchanged four CRJ200s for four CRJ900s in its Delta Connection operations. These four 50-seat CRJ200s were placed into service under other capacity purchase agreements. In November 2007, SkyWest Airlines placed a firm order with Bombardier for the 22 new aircraft. As of December 31, 2009, SkyWest Airlines had taken delivery of four CRJ900s and 14 CRJ700s pursuant to that order. SkyWest Airlines is scheduled to take delivery of the remaining four aircraft during the first quarter of 2010.

Total expenditures for these aircraft and related flight equipment, including amounts for contractual price escalations, are estimated to be approximately $98.0 million through the first quarter of 2010. Additionally, SkyWest Airlines' agreement with Bombardier includes options for another 22 aircraft that can be delivered in either 70 or 90-seat configurations. Delivery dates for these aircraft remain subject to final determination as the Company agrees upon with the Company's major partners.

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2009, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters is not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, the following is a significant outstanding legal matter.

ASA and SkyWest Airlines v. Delta

During the quarter ended December 31, 2007, Delta notified the Company, SkyWest Airlines and ASA of a dispute under the Delta Connection Agreements executed by Delta with SkyWest Airlines and ASA. The dispute relates to allocation of liability for IROP expenses that are paid by SkyWest Airlines and ASA to their passengers under certain situations. As a result, Delta withheld a combined total of approximately $25 million (pretax) from one of the weekly scheduled wire payments to SkyWest Airlines and ASA during December 2007. Delta continues to withhold a portion of the funds the Company believes are payable as weekly scheduled wire payments to SkyWest Airlines and ASA. As of December 31, 2009, the Company had recognized a cumulative total of $32.4 million of revenue associated with the funds withheld by Delta. On February 1, 2008, SkyWest Airlines and ASA filed a lawsuit in Georgia state court disputing Delta's treatment of the matter (the "Complaint"). Delta filed an Answer to the Complaint and a Counterclaim against SkyWest Airlines and ASA on March 24, 2008. Delta's Counterclaim alleges that ASA and SkyWest Airlines breached the Delta Connection Agreements by invoicing Delta for the IROP expenses that were paid pursuant to Delta's policies, and claims only a portion of those expenses may be invoiced to Delta. Delta seeks unspecified damages in its counterclaim.

On March 24, 2008, Delta filed a Motion to Dismiss the Complaint (the "Motion to Dismiss"). A hearing on the Motion to Dismiss was held September 5, 2008. In an order entered September 13, 2008, the Court granted in part and denied in part the Motion to Dismiss. The Court denied the Motion to Dismiss with respect to the breach of contract claim contained in the Complaint. The Court denied in part the Motion to Dismiss with respect to the action for declaratory judgment contained in the Complaint, and granted in part the Motion to Dismiss to the extent the Complaint seeks to read

(5) Commitments and Contingencies (Continued)

alternative or supplemental obligations created by prior conduct into the Delta Connection Agreements. The Court granted the Motion to Dismiss with respect to claims for estoppel, unilateral mistake, and mutual mistake contained in the Complaint. The Court's ruling affects the current posture of the case, but does not preclude pursuit of the claim for breach of contract or the claim for declaratory relief, under which SkyWest Airlines and ASA continue to seek recovery of all amounts withheld by Delta.

On July 31, 2009, SkyWest Airlines and ASA filed an Amended Complaint in the lawsuit adding claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Delta Connection Agreements. Under those claims, SkyWest Airlines and ASA seek recovery of all of the approximately $25 million withheld by Delta during December 2007. SkyWest Airlines and ASA are also seeking recovery of additional amounts withheld by Delta subsequent to December 2007. Discovery on all of SkyWest's Airlines' and ASA's claims and defenses is in process. On September 4, 2009, Delta filed a motion to dismiss the Amended Complaint in part. Delta asserts that the claims added by SkyWest Airlines and ASA in the Amended Complaint should be dismissed based on legal arguments set forth in Delta's memorandum in support of its motion. SkyWest Airlines and ASA filed an opposition to the motion on October 9, 2009. On January 22, 2010, the Court granted Delta's motion in part, dismissing the claims under Georgia law for voluntary payment and mutual departure from the strict terms of the Connection Agreements. SkyWest Airlines and ASA have filed an application seeking interlocutory appeal of the Court's order and continue to vigorously pursue their claims set forth in the Amended Complaint, to the extent permitted by the Court's ruling on the Motion to Dismiss, and their defenses to Delta's counterclaims.

For financial reporting purposes the Company accrues an estimated loss if the loss is probable and reasonably estimable. Because these conditions have not been satisfied, the Company had not recorded a loss related to the preceding dispute as of December 31, 2009.

Concentration Risk and Significant Customers

The Company requires no collateral from its major partners or customers but monitors the financial condition of its major partners. The Company maintains an allowance for doubtful accounts receivable based upon expected collectability of all accounts receivable. The Company's allowance for doubtful accounts totaled $47,000 as of December 31, 2009 and 2008. For the years ended December 31, 2009, 2008 and 2007, the Company's contractual relationships with Delta and United combined accounted for approximately 97.3%, 94.1% and 93.3%, respectively of the Company's total revenues.

Employees

As of December 31, 2009 the Company and SkyWest Airlines collectively employed 8,654 full-time equivalent employees consisting of 4,232 pilots and flight attendants, 2,833 customer service personnel, 1,106 mechanics and other maintenance personnel, and 483 administration and support personnel. None of these employees are currently represented by a union. The Company is aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and the Company anticipates that such efforts will continue in the future.

(5) Commitments and Contingencies (Continued)

As of December 31, 2009, ASA employed approximately 3,604 full-time equivalent employees consisting of 2,227 pilots and flight attendants, 240 customer service personnel, 901 mechanics and other maintenance personnel, and 236 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association International ("ALPA"), ASA's flight attendants are represented by the Association of Flight Attendants—CWA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. ASA's collective bargaining agreement with its pilots will become amendable on November 20, 2010. ASA's collective bargaining agreement with its flight attendants will become amendable in July 20, 2011.The collective bargaining agreements between ASA and its flight controllers became amendable in April 2006 and ASA is currently engaged in negotiations with its flight controllers.

(6) Fair Value Measurements

The Company holds certain assets that are required to be measured at fair value in accordance with United States GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain assets that are required to be measured at fair value on a recurring basis. The Company has invested in auction rate security instruments, which are classified as available for sale securities and reflected at fair value. However, due primarily to credit market events beginning during the first quarter of 2008, the auction events for most of these instruments failed. Therefore, quoted prices in active markets are no longer available and the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis as of December 31, 2009. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction.

As of December 31, 2009, the Company owned $4.3 million of auction rate security instruments. The auction rate security instruments held by the Company at December 31, 2009 were tax-exempt municipal bond investments, for which the market has experienced some successful auctions. The Company has classified the investments as non-current and has identified them as "Other assets" in its Consolidated Balance Sheet as of December 31, 2009. The Company has classified these securities as non current due to the Company's belief that the market for these securities may take in excess of twelve months to fully recover. As of December 31, 2009, the Company continued to record interest on

(6) Fair Value Measurements (Continued)

all of its auction rate security instruments. Any future fluctuations in fair value related to these instruments that the Company deems to be temporary, including any recoveries of previous write downs, would be recorded to accumulated other comprehensive income. If the Company determines that any future valuation adjustment was other than temporary, a charge would be recorded to earnings as appropriate.

As of December 31, 2009, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2009			
	Total	Level 1	Level 2	Level 3
Cash, Cash Equivalents and Restricted Cash	$ 87,144	$87,144	$ —	$ —
Marketable Securities	645,301	—	645,301	—
Other Assets	4,259	—	—	4,259
Total Assets Measured at Fair Value	$736,704	$87,144	$645,301	$4,259

Based on market conditions, the Company uses a discounted cash flow valuation methodology for auction rate securities. Accordingly, for purposes of the foregoing consolidated financial statements, these securities were categorized as Level 3 securities.

The following table presents the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2009 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Auction Rate Securities
Balance at January 1, 2009	$4,686
Total realized and unrealized gains or (losses)	
Included in earnings	—
Included in other comprehensive income	(427)
Transferred out	—
Settlements	—
Balance at December 31, 2009	$4,259

(7) Investment Securities

The Company reviews investment securities on an ongoing basis for the presence of other-than-temporary-impairment ("OTTI") with formal reviews performed quarterly. OTTI losses on individual equity investment securities are recognized as a realized loss through earnings when fair value is significantly below cost, the decline in fair value has existed for an extended period of time,

(7) Investment Securities (Continued)

and recovery is not expected in the near term. OTTI losses on individual perpetual preferred securities are recognized as a realized loss through earnings when a decline in the cash flows has occurred or the rating of the security has been downgraded below investment grade.

This accounting guidance requires the Company to take into consideration current market conditions, fair value in relationship to cost, extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, all available information relevant to the securities, the Company's ability and intent to hold investments until a recovery of fair value, which may be maturity, and other factors when evaluating for the existence of OTTI in the Company's securities portfolio.

As a result of an ongoing valuation review of the Company's marketable securities portfolio, the Company recognized a pre-tax charge of approximately $7.1 million during the year ended December 31, 2009 for certain marketable securities deemed to have other-than-temporary impairment.

(8) Investment in Other Companies

On September 4, 2008, the Company announced its intention to acquire a 20% interest in a Brazilian regional airline, Trip Linhas Aereas ("Trip"), for $30 million. As of December 31, 2009, the Company's investment balance was $23.4 million for a 16.4% interest in Trip, which is recorded as an "Other asset" on the Company's consolidated balance sheet. If Trip meets or exceeds certain financial targets, the Company is scheduled to make another $10 million investment on March 1, 2010. The Company accounts for its interest in Trip using the equity method of accounting. The Company records its equity in Trip's earnings on a one-quarter lag. The Company's allocated portion of Trip's earnings during the year ended December 31, 2009 was $1.8 million.

(9) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

Effective January 1, 2001, the Company adopted two stock option plans: the Executive Stock Incentive Plan (the "Executive Plan") and the 2001 Allshare Stock Option Plan (the "Allshare Plan"). These plans replaced the Company's Combined Incentive and Non-Statutory Stock Option Plans (the "Prior Plans"). There are no additional shares of common stock available for issuance under these plans. However, as of December 31, 2009, options to purchase approximately 360,000 shares of the

(9) Capital Transactions (Continued)

Company's common stock remained outstanding under the Prior Plans and 3,025,949 shares of the Company's common stock remained outstanding under the Executive Plan and the Allshare Plan.

On May 2, 2006, the Company's shareholders approved the adoption of the SkyWest Inc. Long-Term Incentive Plan, which provides for the issuance of up to 6,000,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants and performance awards. The 2006 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") who is authorized to designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

The fair value of stock options has been estimated as of the grant date using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of the Company's traded stock and other factors. During the year ended December 31, 2009, the Company granted 457,397 stock options to employees under the 2006 Incentive Plan. The following table shows the assumptions used and weighted average fair value for grants in the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Expected annual dividend rate	1.05%	0.47%	0.45%
Risk-free interest rate	1.67%	2.39%	4.77%
Average expected life (years)	4.6	4.3	4.5
Expected volatility of common stock	0.351	0.264	0.272
Forfeiture rate	1.0%	4.4%	4.7%
Weighted average fair value of option grants	$4.42	$6.32	$8.06

The Company recorded share-based compensation expense only for those options that are expected to vest. The estimated fair value of the stock options is amortized over the vesting period of the respective stock option grants.

During the year ended December 31, 2009, the Company granted 201,204 shares of restricted stock to the Company's employees under the 2006 Incentive Plan. The restricted stock has a three-year vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock on the date of grants made during the year ended December 31, 2009 was $15.24 per share. Additionally, the Company granted 26,247 fully-vested shares of common stock to the Company's directors with a weighted average grant-date fair value of

(9) Capital Transactions (Continued)

$15.24. The following table summarizes the restricted stock activity as of December 31, 2009, 2008 and 2007:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares outstanding at December 31, 2006	312,751	$23.80
Granted	311,211	26.84
Vested	(1,579)	24.07
Cancelled	(87,948)	25.30
Non-vested shares outstanding at December 31, 2007	534,435	$25.35
Granted	296,245	25.77
Vested	(5,848)	24.79
Cancelled	(69,705)	25.60
Non-vested shares outstanding at December 31, 2008	755,127	$25.50
Granted	227,451	15.24
Vested	(260,575)	22.94
Cancelled	(35,417)	24.10
Non-vested shares outstanding at December 31, 2009	686,586	$23.13

During the year ended December 31, 2009, 2008 and 2007, the Company recorded equity-based compensation expense of $7.9 million, $11.5 million and $13.1 million, respectively.

As of December 31, 2009, the Company had $6.6 million of total unrecognized compensation cost related to non-vested stock options and non-vested restricted stock grants. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 1.6 years.

Options are exercisable for a period as defined by the Compensation Committee on the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The

(9) Capital Transactions (Continued)

following table summarizes the stock option activity for all of the Company's plans for the years ended December 31, 2009, 2008 and 2007:

	2009				2008		2007	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,470,734	$20.90	4.4 years	$—	4,681,915	$20.01	5,504,572	$19.36
Granted	457,397	15.24			357,716	25.70	382,467	26.87
Exercised	(13,011)	14.64			(420,670)	14.27	(1,048,072)	18.67
Cancelled	(174,425)	19.66			(148,227)	23.38	(157,052)	22.51
Outstanding at end of year	4,740,695	20.37	3.8 years	—	4,470,734	20.90	4,681,915	20.01
Exercisable at December 31, 2009	3,652,528	20.00	3.3 years	—	3,550,283	19.71		
Exercisable at December 31, 2008	3,550,283	19.71	4.2 years	—	2,518,685	20.35		

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised during the years ended December 31, 2009, 2008 and 2007 was $38,000, $2.4 million and $8.7 million, respectively.

The following table summarizes the status of the Company's non-vested stock options as of December 31, 2009:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested shares at beginning of year	920,451	$7.02
Granted	457,397	4.42
Vested	(274,906)	6.80
Cancelled	(14,775)	7.08
Non-vested shares at end of year	1,088,167	$5.98

The following table summarizes information about the Company's stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10 to $15	754,995	4.9 years	$13.43	296,294	$10.64
$16 to $21	2,139,786	4.0 years	18.10	2,134,810	18.09
$22 to $28	1,845,914	2.9 years	25.83	1,221,424	25.60
$10 to $28	4,740,695	3.8 years	20.37	3,652,528	20.00

(9) Capital Transactions (Continued)

Taxes

A portion of the Company's granted options qualify as incentive stock options (ISO) for income tax purposes. As such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for book purposes due to the fact that an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised. Due to the treatment of incentive stock options for tax purposes, the Company's effective tax rate from year to year is subject to variability.

(10) Retirement Plans and Employee Stock Purchase Plans

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Employees who have completed 90 days of service and are at least 18 years of age are eligible for participation in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $11.8 million, $9.3 million and $9.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

ASA Retirement Plan

ASA sponsors the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "ASA Plan"). Employees who have completed 90 days of service and are 18 years of age are eligible for participation in the ASA Plan. Employees may elect to make contributions to the ASA Plan however, ASA limits the amount of company match at 6% of each participant's total compensation, except for those with 10 or more years of service whose company match is limited to 8% of total compensation. Additionally, ASA matches the individual participant's contributions from 20% to 75%, depending on the length of the participant's service. ASA's contribution to the ASA Plan was $4.7 million, $4.6 million and $4.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, participants are 100% vested in their elective deferrals and rollover amounts and from 10% to 100% vested in company matching contributions based on length of service.

Employee Stock Purchase Plans

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 5% discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a 5% discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at anytime upon written notice.

(10) Retirement Plans and Employee Stock Purchase Plans (Continued)

In February 1996, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan (the "1995 Stock Purchase Plan"). The 1995 Stock Purchase Plan enabled employees to purchase shares of the Company's common stock at a 15% discount, through payroll deductions. There are no additional shares of common stock available for issuance under this plan.

The following table summarizes purchases made under the 2009 and 1995 Employee Stock Purchase Plans:

	Year Ended December 31,		
	2009	2008	2007
Number of share purchased	835,469	807,797	454,162
Average price of shares purchased	$ 10.26	$ 13.90	$ 20.65

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the year ended December 31, 2009. The 1995 Stock Purchase Plan was a compensatory plan under the accounting guidance because the shares were purchased semi-annually at a 15% discount based on the lower of the beginning or the end of the period price. During the years ended December 31, 2008 and 2007, the Company recorded compensation expense of $3.0 million and $2.8 million related to 1995 Stock Purchase Plan, respectively. The fair value of the shares purchased under the Stock Purchase Plan was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Expected annual dividend rate	0.80%	0.47%
Risk-free interest rate	2.51%	5.07%
Average expected life (months)	6	6
Expected volatility of common stock	0.264	0.272

(11) Stock Repurchase

The Company's Board of Directors authorized the repurchase of up to 15,000,000 shares of the Company's common stock in the public market. During the years ended December 31, 2009 and 2008, the Company repurchased 1.9 and 5.4 million shares of common stock for approximately $18.4 million and $102.6 million at a weighted average price per share of $9.88 and $19.16, respectively.

(12) Related-Party Transactions

The Company's President, Chairman of the Board and Chief Executive Officer, serves on the Board of Directors of Zions Bancorporation ("Zions"). The Company maintains a line of credit (see Note 2) and certain bank accounts with Zions. Zions is an equity participant in leveraged leases on three CRJ200, two CRJ700 and five Brasilia turboprop aircraft operated by the Company. Zions also serves as the Company's transfer agent. The Company's cash balance in the accounts held at Zions as of December 31, 2009 and 2008 was $22.1 million and $11.7 million, respectively.

(13) Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for 2009 and 2008 is as follows (in thousands, except per share data):

	Year Ended December 31, 2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$672,642	$698,823	$637,748	$604,401	$2,613,614
Operating income (000)	40,824	59,769	63,253	48,349	212,195
Net income (000)	9,372	26,219	28,566	19,501	83,658
Net income per common share:					
Basic	$ 0.17	$ 0.47	$ 0.51	$ 0.35	$ 1.50
Diluted	0.16	0.46	0.50	0.34	1.47
Weighted average common shares:					
Basic:	56,546	55,657	55,605	55,606	55,854
Diluted:	57,427	56,558	56,652	56,621	56,814

	Year Ended December 31, 2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$868,023	$950,820	$934,112	$743,294	$3,496,249
Operating income (000)	68,222	72,951	60,259	53,799	255,231
Net income (000)	29,140	36,434	26,156	21,199	112,929
Net income per common share:					
Basic	$ 0.49	$ 0.63	$ 0.46	$ 0.37	$ 1.95
Diluted	0.47	0.63	0.45	0.37	1.93
Weighted average common shares:					
Basic:	60,013	57,377	57,027	56,744	57,790
Diluted:	61,351	58,009	57,682	57,488	58,633

ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be included in our reports filed or submitted under the Exchange Act. There have been no other significant changes (including corrective actions with regard to material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced above.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness our internal control over financial reporting as of December 31, 2009. Our management's assessment was based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Our management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, our management determined that, as of December 31, 2009, we maintained effective internal control over financial reporting. Ernst & Young LLP, the independent registered public accounting firm who audited our consolidated financial statements included in this Report, has issued a report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SkyWest, Inc.

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SkyWest, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SkyWest, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 of SkyWest, Inc. and subsidiaries and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 22, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2010 Annual Meeting of Shareholders scheduled for May 4, 2010. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2009, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

		Headings in Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	"Election of Directors", "Corporate Governance" and "Executive Compensation"
ITEM 11.	**EXECUTIVE COMPENSATION**	"Executive Compensation" and "Compensation Committee Report"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Election of Directors" and "Security Ownership"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Executive Compensation"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Audit Committee Disclosure"

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed:

1. Financial Statements: Reports of Independent Auditors, Consolidated Balance Sheets as of December 31, 2009 and 2008, Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007, Consolidated Statements of Cash Flows for the year ended December 31, 2009, 2008 and 2007, Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2009, 2008 and 2007 and Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

   - Report of independent auditors on financial statement schedule
   - Schedule II—Valuation and qualifying accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b) Exhibits

Number	Exhibit	Incorporated by Reference
3.1	Restated Articles of Incorporation	(1)
3.2	Amended and Restated Bylaws	(2)
4.1	Specimen of Common Stock Certificate	(3)
10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	(4)
10.2	Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between Atlantic Southeast Airlines, Inc. and Delta Air Lines, Inc.	(4)
10.3	United Express Agreement dated September 9, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	(5)
10.4	Stock Option Agreement dated January 28, 1987 between Delta Air Lines, Inc. and SkyWest, Inc.	(6)
10.5	Lease Agreement dated December 1,1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	(7)
10.6(a)	Master Purchase Agreement between Bombardier and SkyWest Airlines, Inc.	(8)
10.6(b)	Supplement to Master Purchase Agreement between Bombardier, and SkyWest Airlines, Inc.	(5)
10.7	SkyWest, Inc. Amended and Combined Incentive and Non-Statutory Stock Option Plan	(9)
10.8	SkyWest Inc. 2007 Employee Stock Purchase Plan	(10)
10.8(a)	First Amendment to SkyWest, Inc. 2007 Employee Stock Purchase Plan	(13)
10.9	SkyWest Inc. Executive Stock Incentive Plan	(11)
10.10	SkyWest Inc. Allshare Stock Option Plan	(11)
10.11	Airline Services Agreement dated December 20, 2007 by and between SkyWest Airlines, Inc. and Midwest Airlines, Inc	(12)
10.12	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated effective January 1, 2009	(13)
10.12(a)	First Amendment to the Restated SkyWest, Inc. 2002 Deferred Compensation Plan	(13)
10.13	SkyWest, Inc. 2007 Long-Term Incentive Plan	(13)
10.13(a)	First Amendment to the SkyWest, Inc. 2007 Long-Term Incentive Plan	(13)
10.13(b)	Second Amendment to the SkyWest, Inc. 2007 Long-Term Incentive Plan	(13)
10.14	SkyWest, Inc. 2009 Employee Stock Purchase Plan	(13)
21.1	Subsidiaries of the Registrant	(1)
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Chief Executive Officer	Filed herewith
31.2	Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer	Filed herewith
32.2	Certification of Chief Financial Officer	Filed herewith

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-3, File No. 333-129832

(2) Incorporated by reference to a Registration Statement on Form S-3, File No. 33-74290

(3) Incorporated by reference to a Registration Statement on Form S-3, File No. 333-42508

(4) Incorporated by reference to Registrant's Form 8-K/A filed on February 12, 2007

(5) Incorporated by reference to exhibits to Registrant's Form 10-Q filed on September 30, 2003

(6) Incorporated by reference to the exhibits to Registrant's Forms 8-K filed on January 21, 1998 and February 11, 1998

(7) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed for the quarter ended December 31, 1986

(8) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on February 13, 2003

(9) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, Filed No. 33-41285

(10) Incorporated by reference to the exhibits to a Registration Statement on Form S-8, File No, 333-130848

(11) Incorporated by reference to the exhibits to Registrant's Form 10-Q filed on July 28, 2000

(12) Incorporated by reference to the exhibits to the Registrant's Form 10-K filed February 28, 2008.

(13) Incorporated by reference to the exhibits to the Registrant's Form 10-K filed February 23, 2009.

Report of Independent Registered Public Accounting Firm

We have audited the consolidated financial statements of SkyWest, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and have issued our report thereon dated February 22, 2010 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 22, 2010

SKYWEST, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2009, 2008 and 2007

(Dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2009:				
Allowance for inventory obsolescence	$5,533	$1,082	—	$6,615
Allowance for doubtful accounts receivable	47	—	—	47
	$5,580	$1,082	—	$6,662
Year Ended December 31, 2008:				
Allowance for inventory obsolescence	$4,681	$ 852	—	$5,533
Allowance for doubtful accounts receivable	47	—	—	47
	$4,728	$ 852	—	$5,580
Year Ended December 31, 2007:				
Allowance for inventory obsolescence	$3,605	$1,076	—	$4,681
Allowance for doubtful accounts receivable	47	—	—	47
	$3,652	$1,076	—	$4,728

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2009, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2010.

SKYWEST, INC.

By: /s/ BRADFORD R. RICH

Bradford R. Rich
Executive Vice President and
Chief Financial Officer

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board and Chief Executive Officer	February 22, 2010
/s/ BRADFORD R. RICH Bradford R. Rich	Executive Vice President and Chief Financial Officer	February 22, 2010
/s/ STEVEN F. UDVAR-HAZY Steven F. Udvar-Hazy	Lead Director	February 22, 2010
/s/ J. RALPH ATKIN J. Ralph Atkin	Director	February 22, 2010
/s/ IAN M. CUMMING Ian M. Cumming	Director	February 22, 2010
/s/ ROBERT G. SARVER Robert G. Sarver	Director	February 22, 2010
/s/ MARGARET S. BILLSON Margaret S. Billson	Director	February 22, 2010
/s/ HENRY J. EYRING Henry J. Eyring	Director	February 22, 2010
/s/ JAMES L. WELCH James L. Welch	Director	February 22, 2010
/s/ MICHAEL K. YOUNG Michael K. Young	Director	February 22, 2010

SkyWest, Inc.

444 South River Road • St. George, UT 84790

March 15, 2010

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 11:00 a.m., Tuesday, May 4, 2010, at our headquarters located at 444 South River Road, St. George, Utah.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by the shareholders.

Your vote is very important. Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to attend.

We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of this Proxy Statement and our 2009 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to seeing you at the Annual Meeting.

Sincerely,



Jerry C. Atkin
Chairman and Chief Executive Officer

To our Shareholders

I am pleased to report that for the year ended December 31, 2009, SkyWest, Inc., generated net income of $83.7 million, or $1.47 in fully diluted earnings per share. Total revenues for the year were $2.6 billion. The net income result can be added to our long history of reporting profits, but I feel particularly pleased to be able to report our earnings when many in the airline industry continue to report losses.

As I reflect on the year, it truly was one with significant headwinds. Despite those headwinds, we experienced successes that allowed us to grow in an industry that is experiencing little growth. Many carriers actually reduced their capacity by reducing the number of flights offered. Some of the successes we experienced during the year were:

- Completed a funding transaction for $129 million with United Airlines that resulted in a material extension of our contract flying for 40 CRJ200 aircraft through our SkyWest Airlines subsidiary
- Diversified the operations of our Atlantic Southeast Airlines ("ASA") subsidiary by completing an arrangement for ASA to operate 14 CRJ200 aircraft for United Airlines
- Added 25 additional CRJ900 and CRJ700 regional jet aircraft
- Continued our stock repurchase program by acquiring $18 million of our outstanding shares
- Continued to generate positive cash flows and increased cash and securities to $732.4 million
- Completed a marketing agreement with AirTran Airways, Inc. for the operation of five CRJ200 regional jet aircraft

Some of the challenges we experienced during the year were:

- Reductions in our block hour production primarily due to reduced utilization for our Delta Connection operations
- Unplanned expenditures in our labor and maintenance costs
- Early termination of our Midwest Airlines Services Agreement

During the year, we acquired 25 new regional jets. These additional aircraft helped offset the impact of the utilization reductions noted above and our total system block hours were within one percent of last year's production. Early in the year we had cost overruns in our crew labor and aircraft and engine maintenance costs; however, as the year progressed, we managed those costs so that by year end we achieved results much closer to our planned expenditures. We terminated the Midwest Airlines Services Agreement as a result of economic difficulties suffered by Midwest Airlines, but we collected $4.0 million as a part of the early termination and we were able to redeploy the ten aircraft formerly used in that operation into other productive flying.

One of the most significant successes of the year was providing a $129 million funding transaction to United Airlines and the resulting benefit we achieved. We basically extended certain portions of the United Express Agreement which were set to expire in 2011 and 2013. The new extension period coincides with the expiration dates of the regional jet aircraft used to provide this flying and will now expire between 2017 and 2024. This resulted in approximately 4,000 additional aircraft months of contract flying with United Airlines or an extension average of 8.3 years. ASA's agreement with United Airlines to operate 14 CRJ200 regional jet aircraft is for a period of five years. Additionally, we believe we were responsive to our partner's need in providing an additional source of funding that will assist them in their long-term sustainability. This created a win for both parties and will serve to further strengthen our relationship and opportunities with United Airlines.

As noted in our 2008 report to shareholders, we have invested in Trip Linhas Aereas ("TRIP"), a regional airline headquartered in Campinas, Brazil. TRIP continued to deploy its growth strategy during 2009 and increased its fleet to 27 aircraft compared to 20 aircraft at December 31, 2008. During

2009, we invested another $15 million in TRIP for a total investment of $20 million, which results in an ownership percentage of 16.4%.

We strengthened our balance sheet during 2009 and we ended the year with $732.4 million in cash and marketable securities. We believe we are well capitalized and well positioned not only to survive in challenging times but to pursue those opportunities that we believe will create value. I believe that our success in creating value will be the result of our unwavering focus on cost competitiveness and our commitment to outstanding service to our customers and partners.

Sincerely,



Jerry C. Atkin
Chairman and Chief Executive Officer

SkyWest, Inc.

444 South River Road • St. George, UT 84790

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS OF SKYWEST, INC.

Date:	Tuesday, May 4, 2010
Time:	11:00 a.m., Mountain Daylight Time (MDT)
Place:	SkyWest, Inc. Headquarters 444 South River Road St. George, Utah 84790
Purposes:	1. To elect nine directors to serve on the Board of Directors of SkyWest, Inc., (the "Company") until the next Annual Meeting of the Company's shareholders; 2. To approve the SkyWest, Inc. 2010 Long-Term Incentive Plan; 3. To ratify the appointment of Ernst & Young, LLP to serve as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2010; and 4. To transact such other business that may properly come before the Annual Meeting and any additional adjournments.
Who Can Vote:	Shareholders at the close of business on March 1, 2010.
How You Can Vote:	Shareholders may vote electronically over the Internet, or by telephone, or may request a complete set of traditional proxy materials and vote their proxy by mail. Shareholders may also vote in person at the Annual Meeting.

By authorization of the Board of Directors



Eric D. Christensen
Vice President Planning, Corporate Secretary

March 15, 2010

Proxy Statement for the

Annual Meeting of Shareholders of

SKYWEST, INC.

To Be Held on Tuesday, May 4, 2010

TABLE OF CONTENTS

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF
SKYWEST, INC.
TUESDAY, MAY 4, 2010

OVERVIEW

Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "*Company*" or "*SkyWest*") are being mailed on or about March 15, 2010. The Board of Directors of the Company (the "*Board*") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 4, 2010 (the "*Meeting*"). The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Jerry C. Atkin, Bradford R. Rich and Eric D. Christensen) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you own shares of common stock of SkyWest (the "*Common Stock*") at the close of business on the record date of Monday, March 1, 2010.

How many shares of Common Stock may vote at the Meeting?

As of March 1, 2010, there were 55,931,629 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zion's First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote in person by attending the Meeting. You may also vote electronically over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1	—	**FOR** the election of all nine nominees for director with terms expiring at the next annual meeting of the Company's shareholders.
Proposal 2	—	**FOR** the approval of the SkyWest, Inc. 2010 Long-Term Incentive Plan.
Proposal 3	—	**FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2010.

What are my choices when voting?

Proposal 1	—	You may cast your vote in favor of up to nine individual directors. You may vote for less than nine directors if you choose. You may also abstain from voting.
Proposal 2	—	You may cast your vote in favor of or against the proposal, or you may abstain from voting.
Proposal 3	—	You may cast your vote in favor of or against the proposal, or you may abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you vote without indicating how you want your shares to be voted, the proxies appointed by the Board will vote your shares as follows:

Proposal 1	—	**FOR** the election of all nine nominees for director with terms expiring at the next annual meeting of the Company's shareholders.
Proposal 2	—	**FOR** the approval of the SkyWest, Inc. 2010 Long-Term Incentive Plan.
Proposal 3	—	**FOR** the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm (independent auditors) for the year ending December 31, 2010.

How will withheld votes, abstentions and broker non-votes be treated?

Withheld votes, abstentions and broker non-votes will be deemed as "present" at the Meeting, and will be counted for quorum purposes only.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy to the Secretary of the Company;
- by changing your vote on the Internet website;
- by using the telephone voting procedures; or

- by voting in person at the Meeting.

What vote will be required to approve each proposal?

Proposal 1 provides that the nine nominees with the most votes will be elected as directors of the Company.

Proposals 2 and 3 require the affirmative vote of a majority of those shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Who will count the votes?

Representatives from Zion's First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The inspectors of election will be present at the Meeting.

Who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?

Yes. The Company does not intend to employ any other methods of solicitation.

How are proxy materials being delivered?

The Company is pleased to take advantage of U.S. Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "*Notice*") instead of a paper copy of this proxy statement and the Company's 2009 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including the accompanying Proxy Statement, 2009 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this new process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1
ELECTION OF DIRECTORS

Composition of the Board

The Board currently consists of nine directors. All directors serve a one-year term and are subject to re-election each year.

The current composition of the Board is:

- Jerry C. Atkin, Chairman
- J. Ralph Atkin
- Margaret S. Billson
- Ian M. Cumming
- Henry J. Eyring
- Robert G. Sarver
- Steven F. Udvar-Hazy
- James L. Welch
- Michael K. Young

The Board Recommends That Shareholders Vote *FOR* All Nine Nominees Listed Below.

Nominees for Election as Directors

At the Meeting, the Company proposes to elect nine directors to hold office until the 2011 Annual Meeting of Shareholders and until their successors have been elected and have qualified. The nine nominees for election at the Meeting are listed below. Each of the nominees is currently serving as a director of the Company and has consented to be named as a nominee. If, prior to the Meeting, any of the nominees becomes unable to serve as a director (which is not now expected), the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and its Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and the Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, is set forth below:

Jerry C. Atkin

Age:	61
Director Since:	1974
Committees:	None
Principal Occupation:	Chairman of the Board and Chief Executive Officer of the Company and its two operating subsidiaries, SkyWest Airlines, Inc. ("*SkyWest Airlines*") and Atlantic Southeast Airlines, Inc. ("*ASA*")
Experience:	Mr. Atkin joined the Company in July 1974 as a director and the Company's Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer and was elected Chairman of the Board in 1991. Prior to joining the Company, Mr. Atkin was employed by a public accounting firm and is a certified public accountant. The Board nominated Mr. Atkin to serve as a director, in part, because Mr. Atkin is the Company's Chief Executive Officer and has more than 35 years of experience with the Company. He is the only officer of the Company nominated to serve as a director, and plays an invaluable role in communicating the Board's expectations, advice, concerns and encouragement to more than 13,000 full-time equivalent Company employees. Mr. Atkin has a deep knowledge and understanding of the Company, SkyWest Airlines and ASA, as well as the regional airline industry. Mr. Atkin also performs an extremely valuable role as the Chairman of the Board, providing critical leadership and direction to the Board's activities and deliberations. The Board also believes Mr. Atkin's values and integrity are tremendous assets to the Company and its shareholders.
Other Directorships:	Mr. Atkin currently serves as a director of Zion's Bancorporation, a regional bank holding company based in Salt Lake City, Utah.
Family Relationship:	Mr. Atkin is a nephew of J. Ralph Atkin, who also serves as a director of the Company.

J. Ralph Atkin

Age:	66
Director Since:	1972
Committees:	Chairman of Audit and Finance Committee; Member of Nominating and Corporate Governance Committee
Principal Occupation:	Attorney-at-Law
Experience:	Mr. Atkin is the founder of the Company and served as President and Chief Executive Officer of the Company from 1972 to 1975; Chairman of the Board of the Company from 1972 to 1991; and Senior Vice President of the Company from 1984 to 1988. He previously served as the Chief Executive Officer of Ghana Airlines, the national carrier of the Republic of Ghana, and Chief Executive Officer of Euro Sky, a company organized to explore the feasibility of operating a regional airline in Austria. From March 1991 to January 1993, Mr. Atkin was Director of Business and Economic Development for the State of Utah. The Board's nomination of Mr. Atkin is a reflection of the Board's respect for Mr. Atkin as a founder of the Company, and his unique perspective on the Company's growth, achievements and opportunities. Mr. Atkin has spent more than 36 years in the airline industry, and previously served as the Chairman of the Board and the Chief Executive Officer of the Company, as well as the Chief Executive Officer of two other aviation companies. Mr. Atkin also brings to the Board his training and experience as a practicing attorney, which the Board believes has been valuable to the Company as it has addressed various legal and regulatory issues and will continue to be valuable in his current service as the Chairman of the Audit and Finance Committee.
Family Relationship:	Mr. Atkin is an uncle of Jerry C. Atkin, our Chairman of the Board and Chief Executive Officer.

Margaret S. Billson

Age:	48
Director Since:	2006
Committees:	Member of Compensation Committee
Principal Occupation:	President, Legacy Support Group, BBA Aviation plc
Experience:	Ms. Billson has served as the President of the Legacy Support Group at BBA Aviation plc, an international provider of aviation flight support and aftermarket aviation services and systems, since September 2009. From November 2008 through September 2009, Ms. Billson was a self-employed consultant. From August 2005 until November 2008, Ms. Billson was employed in multiple capacities with Eclipse Aviation Corporation ("*Eclipse*"), including as Chief Operating Officer. At the time of her resignation from Eclipse in November 2008, Ms. Billson was serving as the President and General Manager of the Airplane Division of Eclipse. On November 25, 2008, Eclipse filed a petition for Chapter 11 protection in the United States Bankruptcy Court for the District of Delaware. From September 1997 until July 2005, Ms. Billson was employed by Honeywell International, Inc., where she served as Vice President and General Manager, Airframe Systems and Aircraft Landing Systems and as Vice President of Program Management, Aerospace Equipment Systems. Prior to that, she was Vice President of the MD-11, MD-80 and MD-90 programs at McDonnell Douglas. The Board nominated Ms. Billson, in part, because of her extensive experience in the aviation industry, including operations, engineering, technology, customer service and product support. In the course of more than 20 years of managerial experience with large institutional, as well as smaller entrepreneurial, aviation enterprises, Ms. Billson has developed a deep and insightful understanding of the challenges of managing large groups of employees at all levels of an organization. The Board values the unique perspective and background Ms. Billson contributes to its deliberations.

Ian M. Cumming

Age:	69
Director Since:	1986
Committees:	Chairman of Nominating and Corporate Governance Committee; Member of Compensation Committee
Principal Occupation:	Chairman and Chief Executive Officer of Leucadia National Corporation, a diversified holding company engaged in a variety of businesses, including manufacturing, real estate activities, medical product development, winery operations and residual banking and lending activities ("*Leucadia*"). Leucadia also owns equity interests in operating businesses and investment partnerships, which are accounted for under the equity method of accounting, including gaming, entertainment, land-based contract oil and gas drilling, real estate activities and development of a copper mine in Spain The Board recognizes the breadth and depth of Mr. Cumming's considerable business expertise, which he has developed through more than 30 years of service as the Chairman of the Board of a large, diversified business enterprise. Mr. Cumming brings to the Board valuable experience serving as a director of other public companies, which enhances his contributions to the Board's activities. Mr. Cumming draws upon his vast experience in corporate governance to carry out his duties as the Chairman of our Nominating and Corporate Governance Committee. Mr. Cumming has applied his extensive financial acumen to encourage disciplined financial management in the Company's operations. Mr. Cumming's finance and investment skills, together with his extensive background in mergers, acquisitions and business reorganizations, have been increasingly valuable to the Board's deliberations as the Company has explored and pursued various growth and expansion opportunities.
Experience:	Chairman of Leucadia since 1978
Other Directorships:	In addition to his service as Chairman of the Board of Leucadia, Mr. Cumming currently serves as a director of Jeffries Group, Inc. an investment bank and institutional securities firm; AmerCredit Corp., an auto finance company; Fortescue Metals Group, an Australian public iron ore mining company; and Home Fed Corp., a real estate investment and development company. Mr. Cumming previously served as a director of the Finova Group, Inc., a middle market lender, and MK Resources Co., a gold mining and exploration company.

Henry J. Eyring

Age:	46
Director Since:	2006 (Also served as a director from 1995 until 2003)
Committees:	Chairman of Compensation Committee; Member of Audit and Finance Committee
Principal Occupation:	Advancement Vice President at Brigham Young University Idaho
Experience:	Mr. Eyring has served in various positions of administration at Brigham Young University Idaho since 2006. Mr. Eyring was President of the Japan Tokyo North Mission of The Church of Jesus Christ of Latter-day Saints from 2003 until 2006. From 2002 until 2003 he was a special partner with Peterson Capital, a private equity investment firm; from 1998 through 2002, he was the Director of the Masters of Business Administration Program at Brigham Young University.

The Board recognizes the strong business and strategic consulting experience Mr. Eyring contributes to the Board's direction of the Company. In addition to the recent experience summarized above, Mr. Eyring was previously engaged with the Monitor Company, an internationally-recognized management consulting firm. Mr. Eyring is a sound strategic thinker who possesses the unique ability to apply his academic thought and studies to the practical day-to-day challenges of the Company's operations. His thoughtful application of business and legal principles has been a valuable contribution to his service as the Chairman of the Compensation Committee.

Robert G. Sarver

Age:	48
Director Since:	2000
Committees:	Member of Audit and Finance Committee
Principal Occupation:	Since 2004, Mr. Sarver has served as the Managing Partner of the Phoenix Suns, a professional basketball team in the National Basketball Association. Since 2002, he has also served as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company that does business in Nevada, California, and Arizona.
Experience:	Chairman and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona. The Board nominated Mr. Sarver, in part, because of his significant knowledge in the areas of financial analysis, business strategy and investment management. In addition to his lengthy service as the Chairman and Chief Executive Officer of Western Alliance Bancorporation, Mr. Sarver was formerly a certified public accountant. Mr. Sarver's background and experience have been tremendous assets to the Board in various capacities, including his service on the Audit and Finance Committee and his current designation as an audit committee financial expert. Mr. Sarver also contributes valuable insight he has acquired through his strong entrepreneurial experience, and plays an important role in the Board's review of the Company's liquidity and capital management practices.
Other Directorships:	Mr. Sarver is an Executive Director of Southwest Value Partners, a real estate investment company, and a director of Meritage Corporation, a builder of single-family homes.

Steven F. Udvar-Hazy

Age:	64
Director Since:	1986
Committees:	Member of Nominating and Corporate Governance Committee; Member of Compensation Committee; Lead Independent Director
Principal Occupation:	Chairman and Chief Executive Officer of Air Lease LLC, which leases and finances commercial jet aircraft worldwide.
Experience:	Mr. Udvar-Hazy has been engaged in aircraft leasing and finance for over 37 years. Prior to his current engagement with Air Lease LLC, Mr. Udvar-Hazy founded, and served as the Chairman and Chief Executive Officer of, International Lease Finance Corporation, a wholly-owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft. Mr. Udvar-Hazy is recognized as one of the leading experts in the aviation industry, and contributes to the Board the wisdom and insight he has accumulated through a lengthy, distinguished career in aircraft leasing and finance. The Company has benefitted greatly from Mr. Udvar-Hazy's eminent position in the aviation industry, including introductions to his vast industry contacts and networking opportunities. In addition to his extensive industry experience, Mr. Udvar-Hazy is extremely knowledgeable of the Company's operations and opportunities, having served as a director for more than 24 years. Mr. Udvar-Hazy's even temperament and ability to encourage discussion, together with his experience as a director of other successful organizations, make him an effective Lead Independent Director.
Other Directorships:	Mr. Udvar-Hazy is Chairman of the Board of Directors of Air Intercontinental, Inc., an aviation investment company, President and director of Ocean Equities, Inc., a financial holding company, and Chairman of the Executive Committee of the Board of Directors of Emerald Financial LLC, a real estate investment company.

James L. Welch

Age:	55
Director Since:	2007
Committees:	Member of Audit and Finance Committee; Member of Nominating and Corporate Governance Committee
Principal Occupation:	President, Chief Executive Officer and a director of Dynamex, Inc., a leading provider of same-day transportation and logistics services in the United States and Canada.
Experience:	Mr. Welch was the President and Chief Executive Officer of Yellow Transportation, an international transportation services provider, from which he retired after 29 years of service. Mr. Welch has over 30 years of senior executive experience in the transportation sector, including valuable experience in the leadership of large and varied groups. That experience includes extensive experience working with organized labor groups, including unions. Mr. Welch's insights have been particularly valuable to the Board as the Company has addressed labor and related issues arising in the operation of SkyWest Airlines and ASA. Mr. Welch also brings to the Board valuable practical experience in the operation of a large enterprise, as well as the perspective of a successful entrepreneur.
Other Directorships:	Mr. Welch serves as a director for Spirit AeroSystems, Inc., a supplier of commercial airplane assemblies and components.

Michael K. Young

Age:	60
Director Since:	2009
Committee:	Member of Compensation Committee
Principal Occupation:	President, University of Utah
Experience:	President Young has served as the President of the University of Utah since August 2004. Prior to his appointment at the University of Utah, President Young was Dean and Lobingier Professor of Comparative Law and Jurisprudence at the George Washington University Law School from 1998 until 2004. From 1978 until 1998, President Young was the Fuyo Professor of Japanese Law and Legal Institutions, and Director of the Center for Japanese Legal Studies, the Center for Korean Legal Studies and the Project on Religion, Human Rights and Religious Freedom at Columbia University. During the administration of President George H.W. Bush, President Young served as Ambassador for Trade and Environmental Affairs, Deputy Under Secretary for Economic and Agricultural Affairs and Deputy Legal Adviser to the U.S. Department of State. The Board appointed President Young to serve as a director in June 2009, filling the vacancy resulting from the resignation of W. Steve Albrecht. The Board nominated President Young, in part, because it believes he brings valuable international experience at a time when the Company is becoming more actively involved in evaluating and pursuing business opportunities outside the United States. President Young also has a keen legal mind, which the Board believes is, and will continue to be, very beneficial, given the regulatory environment in which the Company operates. President Young also offers the Company the benefit of insights he has gained from his leadership experience at large institutions.

EXECUTIVE OFFICERS

In addition to Jerry C. Atkin, the Chief Executive Officer and Chairman of the Board, whose biographical information is set forth above, the following individuals served as executive officers of the Company, SkyWest Airlines and ASA during the year 2009.

Bradford R. Rich, 48, is the Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines and ASA, with responsibility for the common support areas of finance, treasury, investor relations and information technology. He also oversees the administration of the Company's contracts with its airline partners, and is responsible for the strategic planning and development opportunities of the Company.

Mr. Rich joined the Company in 1987 as Corporate Controller and is a certified public accountant. He has served as the Company's Chief Financial Officer since 1991.

Russell A. Childs, 42, was appointed President and Chief Operating Officer of SkyWest Airlines in April 2007. He is responsible for oversight of the safety and quality of SkyWest Airline's operations, including aircraft flight operations, maintenance and customer service. He also oversees SkyWest Airline's relationships with Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and AirTran Airways, Inc.

Mr. Childs was initially employed with the Company in January 2001 as Senior Director/Controller and later that year was named Vice President/Controller. Prior to his employment with the Company, Mr. Childs worked in public accounting. Mr. Childs is a certified public accountant.

Bradford R. Holt, 50, was appointed President and Chief Operating Officer of ASA in December 2007. He is responsible for oversight of the safety and quality of ASA's operations, including aircraft flight operations, maintenance, and customer service. He also oversees ASA's relationship with United and Delta.

Prior to his appointment as President and Chief Operating Officer of ASA, Mr. Holt accumulated more than 25 years of aviation experience at SkyWest Airlines, where he was previously Vice President of Flight Operations and served in various leadership positions, including as a pilot.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines on August 2, 2005, which can be accessed at the Company's Web site, *www.SkyWest.com.* Our Corporate Governance Guidelines supplement the Company's Bylaws and the charters of the Board's committees. Excerpts from the principal sections of our Corporate Governance Guidelines are noted below:

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 72 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise. Directors generally will not be nominated for election following their 72nd birthday.

Ownership of Company Stock

Directors are encouraged to own at least 5,000 shares of Common Stock.

Director Responsibilities

General Responsibilities

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible to encourage the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

Frequency of Meetings

The Board has four regularly scheduled meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board are convened from time to time.

Annual Evaluations

The Nominating and Corporate Governance Committee conducts annual evaluations to assess the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

Executive Sessions of Independent Directors

The Company's independent directors meet in executive session regularly and, in any event, at least semi-annually. The independent directors may either choose one director annually to serve as the Lead Director and to preside at all executive sessions or establish a procedure by which a Lead Independent Director will be selected. The independent directors of the Company have chosen Mr. Udvar-Hazy to serve as the Lead Independent Director.

Committees

The Board has three standing committees: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance.

Director Compensation

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit & Finance Committee members.

CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's Chief Executive Officer. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the Chief Executive Officer. The directors of the Company, excluding the Chief Executive Officer, review the Nominating and Corporate Governance Committee's report to assess the Chief Executive Officer's leadership in the long and short-term.

Board Leadership Structure

Mr. Jerry C. Atkin currently serves as the Chairman of the Board and Chief Executive Officer of the Company. The Board and its Nominating and Corporate Governance Committee believe that the traditional practice of combining the roles of chairman of the board and chief executive officer currently provides the preferred form of leadership for the Company. Given Mr. Atkin's vast experience with the Company, the tremendous respect which he has earned from employees, business partners and shareholders, as well as other members of the regional aviation industry, and his proven leadership skills, the Board believes the best interests of the Company's shareholders are met by Mr. Atkin's continued service in both capacities. The Board believes Mr. Atkin's fulfillment of both responsibilities encourages clear accountability and effective decision-making, and provides strong leadership for the Company's employees and other stakeholders.

Given the outstanding experience and qualifications the Company's directors contribute to the Board's activities, the Company has implemented a number of practices designed to encourage effective corporate governances. These practices, which are driven primarily by the Company's Corporate Governance Guidelines, include:

- the requirement that at least a majority of the Company's directors meet the standards of independence applicable to the Company;
- the election of a Lead Independent Director, who is empowered to schedule and conduct meetings of the independent directors, communicate with the Chairman of the Board, disseminate information to the Board and raise issues with management on behalf of the independent directors when appropriate;
- regular executive sessions of the Board and its committees, which are typically held in conjunction with each regularly scheduled Board and committee meeting and include individual sessions with representatives of the Company's independent registered public accounting firm, internal auditors and legal counsel; and
- annual performance evaluations of the Company's Chief Executive Officer by the Nominating and Corporate Governance Committee.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models, such as a separate independent Chairman of the Board, may be appropriate. For approximately 16 years prior to

Mr. Atkin's appointment as Chairman of the Board, the Company separated the positions for the Chairman of the Board and the Chief Executive Officer. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may determine to modify the existing leadership structure.

Review and Access to Guidelines

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

Board of Directors or Name of Individual Director(s)
c/o Corporate Secretary
SkyWest, Inc.
444 South River Road
St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers, which is available on the Company's Web site, *www.SkyWest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;
- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;
- Comply in all material respects with laws, rules and regulations of governments and their agencies;
- Comply in all material respects with the listing standards of a stock exchange where the Company's shares are traded;
- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information; and
- Not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives.

Risk Oversight

The Board and each of its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit and Finance Committees monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit and Finance Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks and legal and ethical compliance programs. The

Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Committee's outside advisors.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Ethics. The hotline number is (888) 273-9994.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met six times during 2009, four of which were regularly scheduled meetings and two of which were special telephonic meetings. All directors attended at least 75% of the meetings of the Board and of the committees on which he or she served during the year ended December 31, 2009. All of our directors attended the Annual Meeting of the Company's Shareholders held on May 5, 2009.

Committees of the Board

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit and Finance, (2) Compensation, and (3) Nominating and Corporate Governance. All the committees are comprised solely of non-employee, independent directors as defined by The Nasdaq Global Select Market listing standards. Charters for each committee are available on our website, *www.SkyWest.com*.

The table below shows current membership for each of the standing Board committees.

Audit & Finance	Compensation	Nominating & Corporate Governance
J. Ralph Atkin*	Henry J. Eyring*	Ian M. Cumming*
Henry J. Eyring	Steven F. Udvar-Hazy	J. Ralph Atkin
Robert G. Sarver	Ian M. Cumming	Steven F. Udvar-Hazy
James L. Welch	Margaret S. Billson	James L. Welch
	Michael K. Young	

* Committee Chair

Audit & Finance Committee

The Audit and Finance Committee has four members and met five times during the year ended December 31, 2009. The Board has determined that Mr. Robert G. Sarver of the Audit and Finance Committee, is an "audit committee financial expert" within the meaning established by the U.S. Securities and Exchange Commission.

The Audit and Finance Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;

- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;
- Pre-approve all audit and permissible non-audit fees;
- Provide oversight of the Company's internal auditors;
- Hold meetings periodically with the independent registered public accounting firm, the Company's internal auditors, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with Company policies;
- Review the Company's consolidated financial statements and related disclosures;
- Review with management and the registered independent public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit and Finance Committee's processes and procedures is addressed below under the heading "Audit & Finance Committee Disclosure." The Report of the Audit & Finance Committee is set forth on page 43 of this Proxy Statement.

Compensation Committee

The Compensation Committee has five members and met three times in 2009. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;
- Recommend the base salary, incentive compensation and any other compensation for the Company's Chief Executive Officer to the Board and review and approve the Chief Executive Officer's recommendations for the compensation of all other officers of the Company and its subsidiaries;
- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;
- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;
- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and
- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members and met once during 2009. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;

- Consider and propose director nominees;
- Make recommendations to the Board regarding Board compensation;
- Make recommendations to the Board regarding Board committee memberships;
- Develop and recommend to the Board corporate governance guidelines;
- Facilitate an annual assessment of the performance of the Board and each of its standing committees;
- Consider the independence of each director and nominee for director; and
- Perform other functions or duties deemed appropriate by the Board.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to Jerry C. Atkin, Chairman and Chief Executive Officer of the Company, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served on the Compensation Committee during the year ended December 31, 2009 was an officer or employee of the Company in 2009 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2009 had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. None of the executive officers of the Company served as a member of the Compensation Committee, or similar committee, of any other company whose executive officer(s) served as a director of the Company or the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following narrative compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Named Executives"):

- Jerry C. Atkin, Chairman of the Board and Chief Executive Officer of the Company, SkyWest Airlines and ASA (the "Chief Executive");
- Bradford R. Rich, Executive Vice President and Chief Financial Officer of the Company, SkyWest Airlines and ASA (the "CFO");
- Russell A. Childs, President and Chief Operating Officer of SkyWest Airlines; and
- Bradford R. Holt, President and Chief Operating Officer of ASA.

The compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

Compensation Objectives and Principles

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders, by attracting and retaining talented executives that manage the Company effectively. The executive compensation programs are also designed with the objective of aligning the Named Executives' compensation with the best interests of the Company's shareholders.

Accordingly, the Company's executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation.
- Compensation should be competitive with other airlines of comparable size, in order to attract and retain talented executives.

- Compensation should be based upon individual responsibility, leadership ability, and experience.
- Compensation should reflect the fair market value of the services received.
- A significant amount of total compensation should be incentive based, and should correlate to the Company's financial performance, as well as the achievement of operational and individual goals.

Executive Compensation Procedures

To attain the Company's executive compensation objectives and implement the underlying compensation principles, the Company follows the procedures described below.

Role of the Committee. The Compensation Committee has responsibility for establishing and monitoring the Company's executive compensation programs and for making decisions regarding the compensation of the Named Executives. Compensation Committee meetings are regularly attended by the Chief Executive and the Company's Vice President of Planning and Corporate Secretary. The Compensation Committee also meets in executive session. The Compensation Committee recommends the compensation package of the Chief Executive to the Company's Board of Directors, which then sets the Chief Executive's compensation. The Compensation Committee also reviews the recommendations of the Chief Executive with respect to compensation of the other Named Executives, and after reviewing such recommendations, sets the compensation of the other Named Executives. The Compensation Committee also monitors, administers and approves awards under the Company's various incentive compensation plans for all levels within the Company, including awards under the Company's annual bonus plan and 2006 Long-Term Incentive Plan.

After reviewing the performance of the Company and evaluating the Named Executives' performance against established goals, leadership ability, Company responsibilities and current compensation arrangements, the Compensation Committee relies on its judgment in making compensation decisions. When setting total compensation for each of the Named Executives, the Compensation Committee reviews tally sheets which show the Named Executive's current compensation, including base pay, short-term annual bonus target under various payout scenarios, long-term, equity-based compensation targets, and deferred compensation retirement funding.

The Compensation Committee also occasionally evaluates surveys and other available data regarding the executive compensation programs of other regional air carriers. The most recent review was in 2007 and included peer airlines Midwest, Pinnacle, Republic, Frontier, Mesa, Horizon, ExpressJet, Air Tran, Jet Blue, Alaska and Southwest Airlines (the "Peer Group Airlines"). The Company's executive compensation procedures and the Compensation Committee assessment process are designed to be flexible in an effort to promptly respond to the evolving business environment and individual circumstances.

Role of Consultants. Neither the Company nor the Compensation Committee has any contractual arrangement with any compensation consultant for determining the amount or particular form of any Named Executive's compensation. The Compensation Committee utilized the services of Frederic W. Cook & Co., Inc., an outside compensation consulting firm ("F. W. Cook"), to assist in the development of the Company's 2006 Long-Term Incentive Plan, as well as the SkyWest, Inc. 2010 Long-Term Incentive Plan which is the subject of Proposal 2 set forth in this proxy statement. The Compensation Committee met with a representative of F. W. Cook once in 2009 to review recent developments in executive compensation practices as they relate to equity-based compensation. The Compensation Committee did not use or rely on any recommendation from F. W. Cook in the course of determining the amount of compensation to be paid to any particular Named Executive. The Company and the Compensation Committee have not retained any other compensation consultant to render services regarding executive compensation, but may seek the advice of such persons in the future. F. W. Cook did not provide any non-executive compensation consulting services to the Company or the Compensation Committee during 2009. The Compensation Committee has sole authority to hire and fire outside compensation consultants. To the extent the Compensation Committee has historically engaged compensation consultants; the principal role of the compensation consultant has been to assist the Compensation Committee in analyzing executive pay packages or contracts and assessing the application of the Company's financial measures to the Company's executive compensation practices.

No Employment and Severance Agreements. The Named Executives do not have employment, severance or change-in-control agreements, although unvested options and restricted stock may become vested upon a change in control of the Company. The Named Executives serve at the will of the Company's Board of Directors, which enables the Company to terminate the employment of any Named Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary
- Annual Bonus
- Long-Term Awards

The Company also provides retirement benefits and other benefits, which are discussed below in greater detail.

Salary. Salary is provided with the objective of paying for the underlying role and responsibility associated with the executive's position, which the Compensation Committee believes allows the Company to attract and retain qualified executives. The Named Executives' salaries are set at levels that the Compensation Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines of similar size. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living and other factors the Compensation Committee considers relevant.

The salaries of the Named Executives are set forth in the Summary Compensation Table set forth immediately following this section.

Annual Bonus. In an effort to encourage achievement of the Company's performance objectives, the Company maintains an annual performance-based bonus plan for the Named Executives. The purpose of the Company's bonus plan is to reward the Named Executives with an annual cash bonus in an amount that correlates in substantial part to the net income results of the Company or its operating subsidiaries for the year in question. The Compensation Committee believes net income is a key measure of the financial health of the Company, and reflects the Company's development of shareholder value.

The amount of the annual bonus payable to executive officers for a particular fiscal year is determined by the Compensation Committee at its first meeting following the Company's fiscal year-end. Once the Compensation Committee has determined the amount of annual bonus payments, the bonuses are generally paid shortly thereafter.

Net income performance targets—During the first 60 days of each fiscal year, the Compensation Committee establishes annual net income goals at the Company level for the Chief Executive and the CFO, and at the applicable operating subsidiary level for the Presidents of SkyWest Airlines and ASA, and corresponding targeted levels of annual bonuses to be paid if the applicable annual net income goal is attained. In addition to the annual net income goal required to receive the full target annual bonus amount, the Compensation Committee establishes threshold annual net income goals necessary to receive any annual bonus for the subject year, the amount of bonus payable at the applicable threshold level of net income and maximum annual net income goals and corresponding bonus levels, above which additional bonus payments become discretionary. In 2009, the Company's threshold net income goal was $74.1 million, the target net income goal was $111.4 million, and the maximum net income goal was $167.4 million. Lesser threshold, target, and maximum net income goals were set for each of the Company's operating airline subsidiaries, taking into account their differing operations. The goals set for the President of SkyWest Airlines were threshold net income of $46.2 million, targeted net income of $66.0 million, and maximum net income of $85.8 million. The goals set for the President of ASA were threshold net income of $31.8 million, targeted net income of $45.4 million, and maximum net income of $59.0 million. The Company's annual bonus plan for 2009 also provided for pro-rated adjustment of the bonuses payable based on actual annual net income results that differed from the target performance levels within the applicable threshold and maximum net income ranges

Individual goals—Three-fourths of each Named Executive's non-discretionary annual performance bonus is determined based solely on the degree to which the applicable net income target is attained. The remaining one-fourth of each Named Executive's annual performance-based bonus is dependent on both the percentage of the net income target attained and the degree to which the Named Executive achieves a combination of additional, specific individual goals established each year. The Compensation Committee has adopted this approach because it believes the use of individual goals allows awards to reflect the individual efforts and achievements of a Named Executive that may not be reflected by corporate net income performance. For fiscal year 2009, the individual goals of the Chief Executive were approved by the Compensation Committee, and the Chief Executive approved the individual goals of the other Named Executives. One-fourth of the amount of net-income based annual bonus otherwise payable to each Named Executive is increased or decreased, as applicable, within certain predetermined ranges based on the Named Executive's achievement of his individual goals. The personal goals for the Chief Executive and the Presidents of SkyWest Airlines and ASA include quality operational goals such as percentage of flights departing on-time and percentage of scheduled flights completed, as well as cost control and business development goals. The personal goals of the CFO include timely financial reporting, internal control performance, implementation of best practices and processes and business development.

Target annual bonus amount—The target annual bonus for each Named Executive for 2009 was equal to 80% of salary; however, the percentage is subject to redetermination by the Compensation Committee on an annual basis. No performance-based annual bonus is payable if the Named Executive's applicable threshold net income target is not attained. The annual performance-based bonus amounts were calculated as described above and are summarized in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation".

Discretionary annual bonus amount—In addition to the annual performance-based bonus, the Compensation Committee may award discretionary additional annual bonuses to Named Executives based on such criteria as the Compensation Committee determines to be appropriate. For 2009, the annual bonuses earned by Mr. Holt also included a discretionary element that was primarily intended to reward exceptional operational performance. The discretionary amount of Mr. Holt's 2009 annual bonus described above is listed in the Summary Compensation Table under the heading "Bonuses".

The combination of salary and annual bonuses is intended to result in a cash compensation package for each Named Executive that falls within competitive market standards when the Company meets the performance objectives

Long-Term Awards. Discretionary long-term awards, in the form of stock options, restricted stock, and performance units payable in cash are granted to the Named Executives annually. The Company's 2009 long-term award practices are described below; however, the Compensation Committee has modified some of those practices for 2010, primarily to increase the percentage of the long-term awards that are performance-based and to shift from the use of restricted stock to restricted stock units. These changes are described below under the heading "2010 Long-Term Compensation Grants."

The long-term grants are made to encourage the Named Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Named Executives, the grant size and the appropriate combination of equity-based and deferred cash awards is considered. The Compensation Committee generally grants long-term awards at its first meeting of each year. Except in the case of a change in control of the Company, long-term awards currently vest only if the Named Executive remains employed by the Company for three years from the date of grant. The Compensation Committee believes the three-year cliff vesting schedule assists in retaining Named Executives and encourages the Named Executives to focus on the Company's long-term performance. In granting stock options and restricted stock to the Named Executives, the Compensation Committee also considers the impact of the grant on the Company's financial performance, as determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC Topic 718). For long-term equity awards, the Company records expense in accordance with ASC Topic 718. The amount of expense the Company records pursuant to ASC Topic 718 may vary from the corresponding compensation value used by the Company in determining the amount of the awards.

Amount and allocation of grant—The total annual targeted long-term grant value is 125% of salary and targeted annual bonus for the Chief Executive, and 100% of salary and targeted annual bonus for the other Named Executives. These targeted amounts were established to provide a competitive pay package and to ensure that a large portion of each Named Executive's compensation is based on continuing long-term service and correlated to the creation of shareholder value. This has been the Company's policy for several years, but is subject to review and continuation or modification each year by the Compensation Committee. The Chief Executive's long-term target is higher than the other Named Executives since he has overall responsibility for the long-term success of the Company. Each Named Executive's 2009 long-term award was allocated among three types of long-term grants as follows:

- Stock Options—45% of long-term award value
- Restricted Stock—30% of long-term award value
- Performance Units Payable in Cash—25% of long-term award value

The three types of awards were used in an effort to link the Named Executives' long-term compensation with the creation of shareholder value. The value of stock options and restricted stock is directly related to the value of the Company's common stock. The Named Executives earn performance units payable in cash by meeting return on shareholder equity objectives that the Compensation Committee believes also lead to long-term shareholder value, but are not subject to short-term stock market volatility.

Stock Options—Options are granted with an exercise price equal to the closing price per share on the date of grant and vest three years after the date of grant, or on an intervening change in control of the Company if earlier. Grants are made on a systematic schedule, generally one grant per year made at the first Compensation Committee meeting of each year.

The purpose of the 45% weighting on stock options is to tie a significant percentage of the award's ultimate value to increases in the stock price, thereby rewarding increased value to the shareholders. A stock option only has a value to the extent the value of the underlying shares on the exercise date exceeds the exercise price. Accordingly, stock options provide compensation only if the underlying share price increases over the option term and the Named Executive's employment with the Company continues through the vesting date.

The size of the grant for each Named Executive is calculated by determining the number of shares with a theoretical future value equal to the targeted compensation for stock options, assuming each option will have a value equal to 28% of its exercise price. This value generally correlates to the ASC Topic 718 value of the awards, with some rounding for the sake of simplicity that supports the program's effectiveness.

Restricted Stock—In 2009 the Company also granted shares of restricted stock to the Named Executives. The shares of restricted stock vest three years after the date of grant, or on an intervening change in control or the Company, if earlier. The purpose of the 30% restricted stock component is to support continued employment through volatile economic and stock market conditions, to manage dilution overhang, and to align officers' interests with maintaining shareholder value already created. The Compensation Committee believes this approach mitigates the incentive for Named Executives to take unnecessary risks and helps retain the Named Executives' expertise through continued employment. Recipients of shares of restricted stock do not pay for the shares; however they must remain employed by the Company for three years or the shares are forfeited. Restricted stock awards provide the Named Executives with an increased ownership stake in the Company, subject to vesting, and encourage the Named Executive to continue employment in order to meet the vesting schedule. The compensation value of a restricted stock award does not depend solely on future stock price increases; at grant, its value is equal to the Company's stock price. Although its value may increase or decrease with changes in the stock price during the period before vesting, a restricted stock award will likely have value even without future stock price appreciation. Accordingly, restricted stock awards deliver significantly greater share-for-share compensation value at grant than do stock options, and the Company can offer comparable grant date compensation value with 75% fewer shares than if the grant were made solely with stock options. This results in less dilution of the outstanding shares of Common Stock.

The annual award of restricted stock to each Named Executive consisted of that number of shares with value on the date of grant equal to the targeted long-term compensation allocated to restricted stock.

In 2009, stock options and restricted stock grants were made pursuant to the 2006 Long-Term Incentive Plan, as shown in greater detail in the table labeled "Grants of Plan Based Awards".

Performance Units—The remaining 25% of each Named Executive's 2009 annual long-term award was made in the form of a performance unit award payable in cash. The purpose of the performance unit awards is to reward achievement of a financial efficiency goal that supports shareholder value and reflects real performance without regard to stock market volatility. Under each Named Executive's performance unit award, a cash bonus is payable to the Named Executive three years from the date of grant, provided the Company meets a specified return on shareholder equity target for the year in which the award is granted and the Named Executive remains employed by the Company through the third anniversary of the date of grant. The target level of 2009 shareholder return on equity was set as 10% for the 2009 performance unit award, with the actual amount of cash bonus payable to each Named Executive to be prorated based upon the extent to which the Company's actual results varied from the target level of performance. If the Company's actual results are greater or less than the target level, the cash bonus payable to a Named Executive is increased or reduced proportionately, subject to a maximum payment limitation. The goal for each Named Executive is based on the Company's return on shareholder equity, and there is no alternative operating company goal set for the Presidents of the operating subsidiaries, thus encouraging teamwork and working towards the creation of long-term value for the Company's shareholders. Earned performance unit awards are paid in cash to reduce share dilution and emphasize the real economic cost of officer incentives. The Company believes that the performance unit grant provides an effective long-term incentive for the Named Executives to act in the best interests of the Company's shareholders, by focusing on return on shareholder equity, which the Compensation Committee believes is one of the principal contributing factors to long-term shareholder value over which the Named Executives can exercise influence.

Retirement Benefits.

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for the eligible employees, including the Named Executives. ASA also maintains a substantially equivalent 401(k) plan for its eligible employees, including its President. Both plans are broad based, tax-qualified retirement plans under which eligible employees, including the Named Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). The sponsoring employers make matching contributions under the plans on behalf of eligible participants; however the right of Named Executives and other officers to such matching contributions is limited. The Compensation Committee believes that maintaining the 401(k) retirement plans and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of Company officers and other highly compensated employees. The Chief Executive, CFO, and President of SkyWest Airlines participate in the deferred compensation plan. ASA also maintains a separate but similar non-qualified deferred compensation plan, the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation Plan, for its highly compensated management employees, including the President of ASA. Under both such deferred compensation plans (the "Deferred Compensation Plans"), the employer credits each Named Executive's account with a discretionary employer contribution equal to 15% of salary and annual bonus. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plans is found in the section "Non Qualified Deferred Compensation for 2009," below.

The SkyWest Inc. 2002 Deferred Compensation Plan (but not the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation Plan) also permits eligible executives, including the Named Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual bonus compensation for the year. For 2009 none of the Named Executive Officers elected to defer any portion of their salary or annual bonus under the SkyWest Inc. 2002 Deferred Compensation Plan.

The Company and its subsidiaries do not maintain any defined benefit pension plans for the Named Executives.

Other Benefits. In additional to the benefits described above, the Company provides certain other benefits to the Named Executives that the Compensation Committee believes are generally consistent with the benefits provided to senior executives of companies comparable to the Company. The Compensation Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with the Company's overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, country club dues in the case of the Chief Executive, and use of Company-owned recreational equipment.

The Company and its subsidiaries also maintain a non-discriminatory, broad-based program under which all full-time Company employees and their dependents, including the Named Executives and their dependents, may fly without charge on a space-available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiaries.

Commitment to Performance Based Compensation

The Company is committed to performance-based compensation. The compensation packages of the Named Executives are designed to be performance-based, with the following components:

- Annual bonus being subject to meeting net income targets
- Stock option portion of the long-term award is dependent on stock appreciation
- Performance units payable in cash are based on meeting return on shareholder equity targets.

From the Compensation Committee's viewpoint, these three compensation components constitute performance-based compensation and represent over half of each Named Executive's annual compensation.

2010 Long-Term Awards

As discussed above, during the first 60 days of each fiscal year, the Compensation Committee establishes annual threshold, target and maximum net income goals at the Company level for the Chief Executive and the CFO, and at the applicable operating subsidiary level for the Presidents of SkyWest Airlines and ASA, and corresponding targeted levels of annual bonuses to be paid if the applicable annual net income goals are attained. For the year ending December 31, 2010, the Company's threshold net income goal is $63.2 million, the target net income goal is $94.7 million and the maximum net income goal is $126.3 million. The threshold, target and maximum net income goals for SkyWest Airlines and ASA are $38.4 million and $18.8 million, $57.7 million and $28.2 million and $76.9 million and $37.6 million, respectively.

In 2010, the Company took additional measures to strengthen the performance-based nature of its long-term award program by subjecting two-thirds of each Named Executive's stock option grant for 2010 to a performance condition based on the level of return on shareholder equity attained by the Company for 2010. The targeted level of 2010 shareholder return on equity is 8.4%. All performance-based options granted in 2010 to Named Executives will be forfeited if 2010 shareholder return on equity is less than less than 4.2%; forfeiture will occur on a pro-rated basis if 2010 shareholder return on equity falls between 4.2% and 8.4%.

With these changes, 55% of the Named Executives' 2010 long-term awards are performance-based, including a majority of stock grants.

Additionally, for 2010 the Compensation Committee elected to grant restricted stock units to the Named Executives rather than shares of restricted stock. Under each Named Executive's restricted stock unit award, no shares of Company stock are issuable to the Named Executive unless he remains employed by the Company for three years from the date of grant or an intervening change in control occurs with respect to the Company.

The following long-term incentive awards were provided to the Named Executives on February 3, 2010.

	Time-Vested		Performance-Contingent		
	Options	Shares/Stock Units	Options(1)	Shares/Stock Units	Other Units (Cash)(1)
Chief Executive Officer	20,094	19,886	40,128	0	$288,150
Chief Financial Officer	11,678	11,557	23,356	0	$167,460
President, SkyWest Airlines	10,343	10,236	20,686	0	$148,320
President, ASA	9,698	9,597	19,396	0	$139,066

(1) Assumes attainment of 100% of target performance level.

The Compensation Committee has reviewed all components of the Chief Executive's compensation, including the following:

- Base salary, bonus, long-term incentives
- Cumulative realized and unrealized stock option, restricted stock and performance cash gains
- Dollar value of perquisites and other personal benefits to the Chief Executive and the cost to the Company
- Earnings and accumulated payment obligations under the Deferred Compensation Plan., which is zero.

The stock option and restricted stock unit grant made to all Named Executives, officers, and other employees on February 3, 2010 represented approximately 0.9% of the Company's fully-diluted outstanding shares. The Compensation Committee is committed to continue the granting of a substantial portion of performance-based equity awards to the Named Executives. The Company anticipates that its future equity award programs will include a similar commitment to linking long-term awards and annual bonuses to achievement of pertinent, targeted levels of financial performance.

Chief Executive Compensation—Years 2008 and 2009.

The Company believes that the Chief Executive's compensation should be closely correlated to shareholder returns and Company performance, and the Chief Executive's compensation plan is designed to reflect such principles.

In its meeting held on February 6, 2008, the Compensation Committee granted fewer stock options and restricted shares to the Chief Executive than he otherwise would have received under the Company's traditional long-term award practices in order to make additional shares available for equity-based awards to the Company's non- executive employees. The reduced award represented approximately 78% of normal target grant to the Chief Executive. In 2009 the Compensation Committee returned to a level of long-term awards to the Chief Executive which the Compensation Committee believes is more consistent with the Company's pre-2008 practices. Therefore, the greater long-term awards to the Chief Executive in 2009 relative to 2008 was primarily a result of the long-term grant in 2008 at less than stated objectives, in order to allow greater grants to other employees.

Ownership Guidelines

The Company maintains ownership guidelines for the Named Executives to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each Named Executive is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to five times base salary for the Chief Executive, and three times base salary for the CFO and the Presidents of SkyWest

Airlines and ASA. The Chief Executive and the CFO meet the guidelines. The Presidents of the operating subsidiaries have been in their positions for only two years, and the Compensation Committee believes they are making progress towards the ownership guideline each year. The holdings of the Named Executives are summarized in the Security Ownership Table, below.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly-traded company may deduct for compensation paid to the company's principal executive officer during a tax year or to any of the company's three other most highly compensated executive officers who are still employed at the end of the tax year (other than the Company's principal financial officer). The limit does not apply to compensation that meets the requirements of Section 162(m) of the Code for "qualified performance-based compensation" (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the Company's shareholders). The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code. In certain situations, the Compensation Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock option grants and long-term performance unit awards in 2009 were intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code. The Company's 2009 restricted stock grants, and performance-based and discretionary annual bonuses, however, were not "qualified performance-based compensation."

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Henry J. Eyring, Chair
Margaret S. Billson
Ian M. Cumming
Steven F. Udvar-Hazy
Michael K. Young

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of the Named Executives for the fiscal years indicated.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Jerry C. Atkin	2009	$373,000	$ 0	$251,780	$438,128	$454,054	$126,304(3)	$1,643,266
Chairman and Chief	2008	$362,000	$ 0	$127,452	$375,842	$221,000	$113,057(4)	$1,199,351
Executive Officer	2007	$355,000	$ 0	$132,590	$477,211	$269,800	$117,793(5)	$1,352,394
Bradford R. Rich	2009	$271,000	$ 0	$146,334	$254,654	$308,821	$ 95,292(6)	$1,076,101
Executive Vice President,	2008	$263,000	$ 0	$ 74,098	$218,521	$159,600	$ 84,314(7)	$ 799,532
Chief Financial Officer	2007	$258,000	$ 0	$ 77,084	$277,459	$196,500	$ 87,586(8)	$ 896,629
Russell A. Childs	2009	$240,000	$ 0	$129,601	$225,526	$292,940	$ 89,039(9)	$ 977,106
President and Chief	2008	$230,000	$ 0	$ 64,810	$191,100	$144,800	$ 76,582(10)	$ 707,292
Operating Officer— SkyWest Airlines, Inc.	2007	$188,750	$ 0	$ 59,268	$182,337	$138,700	$ 61,225(11)	$ 630,280
Bradford R. Holt	2009	$225,000	$25,000	$121,493	$210,105	$196,075	$ 74,780(12)	$ 852,453
President and Chief	2008	$200,000	$ 0	$ 56,347	$166,178	$114,500	$ 68,344(13)	$ 605,369
Operating Officer— Atlantic Southeast Airlines	2007	$163,333	$ 0	$ 59,504	$ 71,379	$ 96,100	$ 47,488(14)	$ 437,805

(1) This column shows the full grant date fair market value of the options granted as computed under ASC Topic 718 and the expense attributable to restricted stock awards (excluding estimates for forfeitures in case of awards with service-based vesting). These amounts do not reflect the extent to which the Named Executive realized an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2009 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(2) The amounts in column (g) include the annual performance bonus amounts earned in the year indicated based on performance in that year and paid in the subsequent year. As described in the section entitled "Compensation Discussion and Analysis" above, the Named Executive's annual performance bonuses are calculated based upon the performance of the Company and/or its subsidiaries and the Named Executive in question relative to pre-established objectives for the fiscal year in question. The target, threshold and maximum amounts for each Named Executive's fiscal year performance bonus opportunity are reported in the "Grants of Plan-Based Awards for 2009" table below. The amounts of such annual performance bonuses earned in 2009 and paid in 2010 are: Mr. Atkin—$290,400, Mr. Rich—$213,700, Mr. Childs—$208,700 and Mr. Holt—$117,100. An additional discretionary bonus earned in 2009 by Mr. Holt and paid in 2010 is shown in column (d) under the heading "Bonus."

The amounts in column (g) also include performance unit awards earned in 2009 based on 2009 shareholder return on equity, but payable in cash in 2012 and subject to forfeiture in the amount of termination of employment within three years of date of grant. The amounts of those performance unit awards actually earned were Mr. Atkin—$163,654, Mr. Rich—$95,121, Mr. Childs—$84,240 and Mr. Holt—$78,975.

(3) All other compensation for Mr. Atkin for 2009 consists of: $99,510 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $2,644 in employer-paid health insurance premiums; $15,161 for a personal vehicle lease; $3,189 for personal use of the Company's recreational equipment; $4,600 for country club dues; and $1,200 in discretionary matching contributions under the SkyWest 401(k) Plan.

(4) All other compensation for Mr. Atkin for 2008 consists of: $87,450 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $2,567 in employer-paid health insurance premiums; $15,259 for a personal vehicle lease; $2,930 for personal use of the Company's recreational equipment; and, $4,851 country club dues.

(5) All other compensation for Mr. Atkin for 2007 consists of: $94,234 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007; $2,279 in employer-paid health insurance premiums; $13,830 for a personal vehicle lease; $3,097 for personal use of the Company's recreational equipment; and, $4,353 country club dues.

(6) All other compensation for Mr. Rich for 2009 consists of: $72,705 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $4,149 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; $3,189 for personal use of the Company's recreational equipment; and $1,329 in discretionary matching contributions under the SkyWest 401(k) Plan.

(7) All other compensation for Mr. Rich for 2008 consists of: $63,390 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $4,074 in employer-paid health insurance premiums; $13,920 for a personal vehicle allowance; and, $2,930 for personal use of the Company's recreational equipment.

(8) All other compensation for Mr. Rich for 2007 $70,152 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007; $3,703 in employer-paid health insurance premiums; $10,634 for a personal vehicle allowance; and, $3,097 for personal use of the Company's recreational equipment.

(9) All other compensation for Mr. Childs for 2009 consists of: $67,305 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2009; $3,466 in employer-paid health insurance premiums; $13,965 for a personal vehicle lease; $3,189 for personal use of the Company's recreational equipment and $1,114 in discretionary matching contributions under the SkyWest 401(k) Plan.

(10) All other compensation for Mr. Childs for 2008 consists of: $56,220 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2008; $3,466 in employer-paid health insurance premiums; $13,966 for a personal vehicle lease; and, $2,930 for personal use of the Company's recreational equipment.

(11) All other compensation for Mr. Childs for 2007 consists of: $46,877 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2007, $3,104 in employer-paid health insurance premiums; $8,147 for a personal vehicle lease; and, $3,097 for personal use of the Company's recreational equipment.

(12) All other compensation for Mr. Holt for 2009 consists of: $55,065 of employer credits under the ASA Deferred Compensation Plan attributable to compensation earned for 2009; $3,674 in employer-paid health insurance premiums; $2,625 in matching contributions under the ASA 401(k) Plan; $12,852 for a personal vehicle lease, and, $3,189 for personal use of the Company's recreational equipment.

(13) All other compensation for Mr. Holt for 2008 consists of: $47,175 of employer credits under the ASA Deferred Compensation Plan attributable to compensation earned for 2008; $3,170 in employer-paid health insurance premiums; $2,625 in matching contributions under the ASA 401(k) Plan; $12,444 for a personal vehicle lease, and, $2,930 for personal use of the Company's recreational equipment.

(14) All other compensation for Mr. Holt for 2007 consists of: $40,688 of employer credits under the ASA Executive Deferred Compensation Plan attributable to compensation earned for 2007; $3,703 in employer-paid health insurance premiums; and, $3,097 for personal use of the Company's recreational equipment.

GRANTS OF PLAN-BASED AWARDS FOR 2009

The following table provides information about non-equity based and equity-based plan awards granted to the Named Executives for the fiscal year ended December 31, 2009:

(a)	(b)	(c)			(d)	(e)	(f)	(g)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Options Awards	Grant Date Full Fair
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($S/share)(5)	Value(6)
Jerry C. Atkin	12-Nov-2008(1)(2)	$208,880	$298,400	$387,920				
	3-Feb-2009(3)(4)	$146,869	$209,813	$272,757	16,521	99,124	$15.24	$689,908
Bradford R. Rich . .	12-Nov-2008(1)(2)	$151,760	$216,800	$281,840				
	3-Feb-2009(3)(4)	$ 85,365	$121,950	$158,535	9,602	57,614	$15.24	$400,988
Russell A. Childs . .	12-Nov-2008(1)(2)	$134,400	$192,000	$249,600				
	3-Feb-2009(3)(4)	$ 75,600	$108,000	$140,400	8,504	51,024	$15.24	$355,127
Bradford R. Holt . .	12-Nov-2008(1)(2)	$126,000	$180,000	$234,000				
	3-Feb-2009(3)(4)	$ 70,875	$101,250	$131,625	7,972	47,535	$15.24	$331,598

(1) The Compensation Committee approved the grant of Non-Equity Incentive Plan Awards in the form of annual performance bonuses on November 12, 2008.

(2) Annual performance bonuses earned for fiscal year 2009 and paid in 2010 are included in the "Non-Equity Incentive Plan Compensation" column for 2009 in the Summary Compensation Table and are as follows: Mr. Atkin—$290,400; Mr. Rich—$213,700; Mr. Childs—$208,700; and Mr. Holt—$117,100.

(3) On February 3, 2009, the Company granted stock options, restricted stock and performance unit awards payable in cash pursuant to the 2006 Long-Term Incentive Plan. The awards vest on the third anniversary of the date of grant.

(4) Performance unit awards earned for fiscal year 2009 and payable in 2012, subject to risk of forfeiture if the Named Executive's employment terminates prior to the third anniversary of the date of grant, are included in the "Non-Equity Incentive Plan Compensation" column for 2009 in the Summary Compensation Table and are as follows: Mr. Atkin—$163,654; Mr. Rich—$95,121; Mr. Childs—$84,240; and Mr. Holt—$78,975.

(5) The exercise price of the options of $15.24 per share was the market closing price of the Common Stock on the date of grant.

(6) This column shows the full grant date fair market value of the options granted in 2009 as computed under ASC Topic 718 and the expense attributable to restricted stock awards (excluding the effect of estimates for forfeitures). Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the fiscal year ended December 31, 2009 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table provides information on the year-end 2009 holdings of stock options and other stock awards (restricted stock) by the Named Executives.

	Option Awards				Stock Awards	
(a) Name	(b) Number of Securities Underlying Unexercised Options Exercisable (#)	(c) Number of Securities Underlying Unexercised Options Unexercisable (#)	(d) Option Exercise Price ($)	(e) Option Expiration Date(3)	(f) Number of Shares or Units of Stock That Have Not Vested (#)	(g) Market Value of Shares or Units of Stock That Have Not Vested(4) ($)
Jerry C. Atkin	208,000	—	$20.125	9-May-10	—	—
	104,000	—	$25.950	8-May-11	—	—
	104,000	—	$26.240	5-Feb-12	—	—
	94,540	—	$10.570	4-Feb-13	—	—
	104,000	—	$19.180	3-Feb-14	—	—
	188,000	—	$17.110	1-Feb-15	—	—
	61,100	—	$23.800	2-May-13	—	—
	59,281	—	$26.840	6-Feb-14	—	—
	—	59,281(1)	$25.800	6-Feb-15	4,940(1)	$ 83,585
	—	99,124(2)	$15.240	4-Feb-16	16,521(2)	$279,530
Bradford R. Rich	84,000	—	$20.125	9-May-10	—	—
	50,000	—	$25.950	8-May-11	—	—
	50,000	—	$26.240	5-Feb-12	—	—
	50,000	—	$10.570	4-Feb-13	—	—
	50,000	—	$19.180	3-Feb-14	—	—
	100,000	—	$17.110	1-Feb-15	—	—
	35,400	—	$23.800	2-May-13	—	—
	34,467	—	$26.840	6-Feb-14	—	—
	—	34,467(1)	$25.800	6-Feb-15	2,872(1)	$ 48,594
	—	57,614(2)	$15.240	4-Feb-16	9,602(2)	$162,472
Russell Childs	5,243	—	$25.950	8-May-11	—	—
	4,000	—	$26.240	5-Feb-12	—	—
	40,000	—	$17.110	1-Feb-15	—	—
	8,800	—	$23.800	2-May-13	—	—
	8,589	—	$26.840	6-Feb-14	—	—
	13,597	—	$27.368	6-Feb-14	—	—
	—	30,142(1)	$25.800	6-Feb-15	2,512(1)	$ 42,503
	—	51,024(2)	$15.240	4-Feb-16	8,504(2)	$143,888
Bradford R. Holt	48,000		$17.110	1-Feb-15	—	—
	8,800		$23.800	8-May-13	—	—
	8,867		$26.840	6-Feb-14	—	—
	—	—	$27.368	6-Feb-14	—	—
	—	26,211(1)	$25.800	6-Feb-15	2,184(1)	$ 36,953
	—	47,835(2)	$15.240	4-Feb-16	7,972(2)	$134,894

(1) Awards vest on February 6, 2011.

(2) Awards vest on February 4, 2012.

(3) Stock options awarded prior to 2006 expire ten years from date of grant. Stock options granted after 2005 expire seven years from date of grant.

(4) Based on market closing price per share of Common Stock of $16.92 on December 31, 2009.

OPTION EXERCISES AND STOCK VESTED

Stock options exercised and restricted shares that vested for the Named Executives during the fiscal year ended December 31, 2009 are outlined below.

	Option Awards		Stock Awards	
(a) Name	(b) Number of Shares Acquired On Exercise (#)	(c) Value Realized on Exercise ($)	(d) Number of Shares Acquired on Vesting (#)	(e) Value Realized on Vesting ($)(1)
Jerry C. Atkin	—	—	5,100	$64,668
Bradford R. Rich	—	—	3,000	$38,040
Russell A. Childs	—	—	2,200	$27,896
Bradford R. Holt	—	—	2,200	$27,890

(1) The dollar amounts shown in column (e) above for stock awards are determined by multiplying the number of shares that vested (column (d)) by the closing price of common stock on the vesting date, which was $12.68.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2009

Pursuant to the SkyWest Deferred Compensation Plan and the ASA Deferred Compensation Plan, covered Named Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance bonuses earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Named Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Named Executive's account under the SkyWest Deferred Compensation Plan and ASA Deferred Compensation Plan, as applicable, is also credited with a discretionary employer contribution monthly, whether or not the Named Executive contributes. For 2009 that discretionary employer contribution was 15% of the Named Executive's salary and annual bonus. Participant account balances under the SkyWest and ASA Deferred Compensation Plans are fully vested and will be paid by the Company to each Named Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Named Executive.

The following table provides information regarding the SkyWest and ASA Deferred Compensation Plans for Named Executives for 2009.

(a) Name(1)	(b) Executive Contributions in Last Fiscal Year ($)	(c) Registrant Contributions in Last Fiscal Year ($)(2)	(d) Aggregate Earnings in Last Fiscal Year ($)(3)	(e) Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	(f) Aggregate Balance at Last Fiscal Year End ($)
Jerry C. Atkin	—	$89,619	$328,372	—	$1,556,553
Bradford R. Rich	—	$66,979	$165,957	—	$ 870,103
Russell A. Childs	—	$59,748	$ 60,794	—	$ 325,269
Bradford R. Holt	—	0	$ 19,883	—	$ 459,415

(1) For 2009, Messrs. Atkin, Rich and Childs were covered by the SkyWest Deferred Compensation Plan only and Mr. Holt was covered by both the SkyWest Deferred Compensation Plan (as to contributions for years prior to 2008 and earnings thereon only) and the ASA Deferred Compensation Plan (with respect to contributions for 2008 and 2009 and earnings thereon).

(2) The amounts in column (c) reflect the amounts of employer contributions credited in 2009 at the rate of 15% of each Named Executive's base salary and 2008 bonus which were paid in 2009. The amounts reported in column (c) are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in column (d) reflect the notational earnings (losses) during 2009 charged against each Named Executive's account under the SkyWest and ASA Deferred Compensation Plans. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

The table below shows the funds available for notational investment under the SkyWest Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2009:

Name of Fund	Rate of Return
NVIT Money Market Fund Class I	0.04%
PIMCO VIT Total Return Admin	14.03%
PIMCO VIT Real Return Admin	18.35%
Alliance Bernstein VPS Growth & Income A	20.82%
Dreyfus Stock Index Initial	26.33%
Oppenheimer VA Capital Appreciation NS	44.52%
NVIT Mid Cap Fund Class I	36.76%
Royce Capital Small Cap	35.20%
Ivy VIP Small Cap Growth	34.72%
Dreyfus VIF International Value	30.97%

The following table provides information regarding the ASA Deferred Compensation Plan for Mr. Holt for 2009.

(a) Name	(b) Executive Contributions in Last Fiscal Year ($)	(c) Registrant Contributions in Last Fiscal Year ($)(1)	(d) Aggregate Earnings in Last Fiscal Year ($)(2)	(e) Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	(f) Aggregate Balance at Last Fiscal Year End ($)
Bradford R. Holt	—	$39,466	$381	—	$86,585

(1) The amount in column (c) reflects the employer contributions credited in 2009 at the rate of 15% of Mr. Holt's base salary and 2008 bonus which was paid in 2009. The amount reported in column (c) is also included in the amount reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(2) The amounts in column (d) reflect the notational earnings (loss) during 2009 charged against Mr. Holt's account under the ASA Deferred Compensation Plan. This amount is not reported in the Summary Compensation Table because it is are based on market rates determined by reference to mutual funds that are available to participants in the ASA 401(k) Plan or, in certain cases, otherwise broadly available.

The table below shows the funds available under the ASA Deferred Compensation Plan, and the annual rate of return for the calendar year ended December 31, 2009:

Name of Fund	Rate of Return
American Century Equity Income-Inv	12.23%
American Century Equity Index-Inst	26.16%
American Century International Growth-Inv	34.02%
American Century Premium Money Market-Inv	0.51%
American Century Short-Term Government-Inv	2.69%
American Century Strategic Aggressive-Inv	25.99%
American Century Strategic Conservative-Inv	14.54%
American Century Strategic Moderate-Inv	21.10%
American Century Ultra-Inv	35.36%
American Century Value-Inv	19.43%
Buffalo Small Cap	37.49%

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if an Named Executive's employment had terminated on December 31, 2009 or the Company had undergone a change in control on December 31, 2009. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) Plans, disability and life insurance benefits, the value of employee-paid group health plan continuation coverage under the Consolidated Omnibus Reconciliation Act, or "COBRA" and accrued vacation pay. The Named Executives do not have any other severance benefits, severance agreements or change-in-control agreements.

Accelerated Vesting of Stock Options and Stock Awards Upon Change In Control. Under the Company's prior long-term incentive plans, all outstanding stock options and shares of restricted stock held by a Named Executive on December 31, 2009 would have become fully vested upon a "change in control" without regard to whether the Named Executive terminated employment in connection with or following the change in control. The Company's long-term incentive plans generally define a "change in control" as any of the following events: (i) the acquisition by any person of 50% or more of the Company's voting shares, (ii) replacement of a majority of the Company's directors within a two-year period under certain conditions, or (iii) shareholder approval of a merger in which the Company is not the surviving entity, sale of substantially all of the Company's assets or liquidation. The following table shows for each Named Executive the intrinsic value of his unvested stock option and restricted stock awards as of December 31, 2009 that would have been accelerated had a change in control of the Company occurred on that date, calculated by multiplying the number of underlying shares by the closing price of the Common Stock on the last trading day of 2009 ($16.92 per share) and, in the case of stock options, by then subtracting the applicable option exercise price:

Name	Early Vesting of Stock Options	Early Vesting of Restricted Stock
Jerry C. Atkin	$166,528	$511,817
Bradford R. Rich	$ 96,792	$297,522
Russell A. Childs	$ 85,720	$253,678
Bradford R. Holt	$ 80,362	$237,351

If a change in control with respect to the Company results in acceleration of vesting of an Named Executive's otherwise unvested stock options and other stock awards, and if the value of such acceleration exceeds three times the Named Executive's average W-2 compensation with the Company for the five taxable years preceding the year of the change in control (the "Base Period Amount"), the acceleration would result in an excess parachute payment under Code Section 280G. A Named Executive would be subject to a 20% excise tax on any such excess parachute payment and the Company would be unable to deduct the amount of the excess parachute payment for tax purposes. The Company has not agreed to provide its Named Executives with any gross-up or reimbursement for excise taxes imposed on excess parachute payments.

Deferred Compensation. If a Named Executive had terminated employment on December 31, 2009, the Named Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Named Executive under the applicable plan. The 2009 year-end account balances under those plans are shown in column (e) in the applicable Nonqualified Deferred Compensation Tables set forth above. A Named Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors. Each director is encouraged to own at least 5,000 shares of Common Stock.

Cash Compensation Paid to Directors

For the year ended December 31, 2009, all directors who were not employees of the Company received an annual cash retainer of $32,000 and attendance fees of $1,700 for each board meeting, $1,600 for each Audit & Finance Committee meeting and $1,300 for each Compensation Committee meeting and each Nominating and Corporate Governance Committee meeting; $850 for each telephonic board meeting, $800 for each telephonic Audit & Finance Committee meeting and $750 for each telephonic Compensation Committee meeting and each Nominating and Corporate Governance Committee meeting. The director serving as the Chairman of the Compensation Committee was paid an annual fee of $5,000, the Chairman of Nominating and Corporate Governance Committee was paid an annual fee of $4,000, and the lead director was paid $4,000. The director serving as the Chairman of the Audit and Finance Committee was paid an annual fee of $15,000. Jerry C. Atkin, Chairman of the Board and an employee of the Company, received no compensation for his service on the Board.

Stock Awards

Each non-employee director receives a stock award annually. On February 5, 2009, each of the non-employee directors received an award of 3,281 shares of Common Stock. The Company did not grant stock options to its non-employee directors in 2009.

DIRECTOR SUMMARY COMPENSATION TABLE FOR 2009

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
W. Steve Albrecht	$30,950	$50,002	—	—	—	$ 80,952
J. Ralph Atkin	$56,500	$50,002	—	—	—	$106,502
Margaret S. Billson	$44,400	$50,002	—	—	—	$ 94,402
Ian M. Cumming	$49,700	$50,002	—	—	—	$ 99,702
Henry J. Eyring	$57,900	$50,002	—	—	—	$107,902
Robert G. Sarver	$44,400	$50,002	—	—	—	$ 94,402
Steven F. Udvar-Hazy	$58,700	$50,002	—	—	—	$108,702
James L. Welch	$48,400	$50,002	—	—	—	$ 98,402
Michael K. Young	$21,550	N/A	—	—	—	$ 21,550

(1) Jerry C. Atkin, the Chairman of the Board and Chief Executive Officer of the Company, is not included in the foregoing table as he is an employee of the Company and receives no monetary compensation for his services as Chairman of the Board.

(2) Represents the closing price of the Common Stock awarded on the grant date of February 5, 2009, of $15.24 per share, multiplied by the 3,281 shares granted to each non-employee director. That amount is the aggregate grant date fair market value of awards as computed under ASC Topic 718. All such shares of Common Stock are fully vested.

(3) As of December 31, 2009, each of the following non-employee directors of the Company held unexercised options to purchase the following number of shares of Company Common Stock: J. Ralph Atkin: 60,000; Ian M. Cumming: 64,000; Henry J. Eyring: 26,500; Robert G. Sarver: 64,000; Steven F. Udvar-Hazy: 56,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Named Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 1, 2010, for each director and nominee for director, each Named Executive, and by all directors (including nominees) and named executive officers of the Company as a group.

Name	Common Stock	Options Exercisable	Unvested Restricted Shares	Total	Beneficial Ownership(1)
Jerry C. Atkin	1,546,131	922,921	41,347	2,510,399	4.4%
Bradford R. Rich	25,846	453,867	24,031	503,744	0.9%
Russell A. Childs	2,883	80,229	21,252	104,364	0.2%
Ian M. Cumming	29,858	64,000		93,858	0.2%
Robert G. Sarver	28,858	64,000		92,858	0.2%
Bradford R. Holt	3,672	65,667	19,753	89,092	0.2%
J. Ralph Atkin	14,858	60,000		74,858	0.1%
Steven F. Udvar-Hazy	17,458	56,000		73,458	0.1%
Henry J. Eyring	11,918	26,500		38,418	0.1%
Margaret S. Billson	10,058	—		10,058	0.0%
James L. Welch	10,058	—		10,058	0.0%
Michael K. Young	3,451	—		3,451	0.0%
All officers and directors as a group (13 persons)	1,705,049	1,793,184	106,383	3,604,616	6.2%

(1) Based on 55,931,629 shares outstanding as of March 1, 2010.

Security Ownership of Certain Beneficial Owners

As of March 1, 2010, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in their filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than 5% of the Common Stock.

Name	Amount of Beneficial Ownership — Common Stock — Shares	Percent of Class
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Care Road Austin, TX 78746	4,532,991	8.0%
Barclays Global Investors UK Holdings LTD 1 Churchill Place London, E14 5HP	4,056,889	7.2%
AXA 25 Ave Matignon Paris, France	2,811,340	5.0%

PROPOSAL 2
APPROVAL OF THE SKYWEST, INC. 2010 LONG-TERM INCENTIVE PLAN

Introduction

Shareholders are asked to vote to adopt the SkyWest, Inc. 2010 Long-Term Incentive Plan (the "2010 Plan"). The 2010 Plan would replace the SkyWest, Inc. 2006 Long-Term Incentive Plan (the "2006 Plan") that was approved by the Company's shareholders in May of 2006.

The Board of Directors Recommends that Shareholders Vote *FOR* the Adoption of the SkyWest, Inc. 2010 Long-Term Incentive Plan

As of December 31, 2009, 1,453,234 shares remained available for grant under the 2006 Plan and no shares remained available for further grants under the Company's prior Executive Stock Option Plan and 2001 Allshare Stock Option Plan (collectively with the 2006 Plan, the "Prior Plans").

The 2010 Plan would authorize grants of up to 5,150,000shares, (i) decreased by one share for every share subject to an option or stock appreciation right that was granted under the Prior Plans after December 31, 2009, (ii) decreased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) that was granted under the Prior Plans after December 31, 2009, (iii) increased by one share for every share subject to an option or stock appreciation right that was granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009, and (iv) increased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009.

If shareholders approve the 2010 Plan, the Company will issue no additional options or other awards under the 2006 Plan after the date of shareholder approval of the 2010 Plan; however, all then outstanding options, restricted stock and restricted stock units under the Prior Plans would remain outstanding.

The purpose of the 2010 Plan is to provide a compensation program that:

- Rewards superior individual and company performance;
- Attracts and retains management talent capable of achieving superior business results; and
- Aligns the interests of Company managers with those of shareholders by linking a portion of their compensation directly to increases in shareholder value.

The Company has long had an ownership culture in which its officers, managers and other key employees are granted stock options and other equity-based awards to align their interests with those of non-employee shareholders. The Board believes the ownership culture at the Company motivates the achievement of superior performance, and also plays an essential role in retaining top talent.

The 2010 Plan would permit the Company to continue to use equity-based awards as an integral part of its compensation program.

Summary of Material Features of the 2010 Plan

The following summary of the material features of the 2010 Plan is subject to the full text of the 2010 Plan that is contained in Appendix A to this Proxy Statement.

Plan Term:	Ten years from date of shareholder approval
Eligible Participants:	Employees, directors and consultants selected by the Compensation Committee
Shares Authorized:	5,150,000 shares of Common Stock, subject to certain adjustments
Shares Authorized as a Percentage of Outstanding Common Stock:	Approximately 9.2% at March 1, 2010
Recent Market Value per Share:	$15.29 (the closing sales price on The Nasdaq Global Select Market at March1, 2010)
Award Types:	(1) Incentive stock options, (2) non-qualified stock options, (3) restricted stock, (4) restricted stock units, (5) other share-based awards, (6) stock appreciation rights and (7) performance awards, including annual and long-term cash awards. Other than options, which are always settled in shares of Company stock, awards may be paid in cash or stock as determined by the Compensation Committee
Limits on Option Term:	The maximum permitted term of any stock option or stock appreciation right under the 2010 Plan is seven years.
Individual Limits On Awards:	No participant may be granted options and stock appreciation rights with respect to more than 1,000,000 shares in any 36-month period. No participant may earn more than 500,000 shares in any 36-month period under restricted stock awards, restricted stock unit awards, other share-based awards, or performance awards that are intended to comply with the "qualified performance-based compensation" exception to Code Section 162(m). No participant may earn more than $5,000,000 in cash under any performance cash award that is intended to comply with the "qualified performance-based compensation" exception to Code Section 162(m) for each 12 months in a performance period.

Share Counting:	Shares subject to stock options and stock appreciation rights will reduce the shares available for awards by one share for every one share granted. Restricted stock, restricted stock units and other awards (excluding options and stock appreciation rights) settled in shares of Common Stock will reduce the shares available for awards by 1.65 shares for every one share awarded. Awards settled in cash do not count against the pool of available shares. Shares tendered or withheld to pay taxes or an option's exercise price are not available for re-issuance and count against the pool of available shares. Shares under cancelled, terminated, forfeited or expired awards under the 2010 Plan are added back to the available share pool. Shares under cancelled, terminated, forfeited or expired awards under the Prior Plans are also added back to the maximum under the 2010 Plan.
Vesting:	Vesting will be determined by the Compensation Committee at the time of each grant. In the event of a change of control with respect to the Company, unless otherwise provided in the applicable award agreement: (i) stock options and stock appreciation rights become fully exercisable and performance awards, restricted stock and restricted stock units become fully vested if such awards are assumed or substituted for by the acquiring or successor company and the participant's employment is terminated within 24 months of the change in control without "cause" or for "good reason"; or (ii) if not assumed or substituted for by the acquiring or successor company, become fully exercisable and vested upon the change in control. On a change in control with respect to the Company, the Compensation Committee may settle awards for cash.
Deposits:	The Compensation Committee may require escrow deposits of Common Stock owned by the participant as a condition to restricted stock awards.
Not Permitted Without Shareholder Approval:	(1) Increases in the number of shares authorized, (2) Grants of stock options or stock appreciation rights having an exercise price below fair market value, (3) Repricing of stock options or stock appreciation rights, or (4) Changes to individual limits on awards intended to satisfy Code Section 162(m)

Eligibility. Only employees, directors and consultants of the Company and its subsidiaries are eligible to receive awards under the 2010 Plan. The Compensation Committee determines which persons receive awards. The primary recipients of awards under the 2010 Plan will be our officers, other key employees, managers and pilots.

Administration. The 2010 Plan will be administered by the Compensation Committee. The Compensation Committee has the authority to interpret and construe all provisions of the 2010 Plan and to make all decisions and determinations relating to the operation of the 2010 Plan, including the authority and discretion to: (i) select the individuals to receive stock option grants or other awards;

(ii) determine the time or times when stock option grants or other awards will be granted and will vest; and (iii) establish the terms and conditions upon which awards may be exercised.

Duration. The 2010 Plan will be effective on the date it is approved by the shareholders of the Company and continue until the tenth anniversary of such approval date. If shareholder approval is not obtained, the 2010 Plan will be null and void.

Shares Subject to Plan. Upon shareholder approval, 5,150,000 shares of Common Stock will be available for issuance under the 2010 Plan, (i) decreased by one share for each share subject to an option or stock appreciation right granted under the Prior Plans after December 31, 2009, (ii) decreased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) granted under the Prior Plans after December 31, 2009, (iii) increased by one share for every share subject to an option or stock appreciation right that was granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009, and (iv) increased by 1.65 shares for every share subject to an award (other than an option or stock appreciation right) granted under the Prior Plans that is forfeited or terminated, expires or is settled in cash after December 31, 2009. Any shares subject to options or stock appreciation rights will be counted against the shares available for issuance as one (1) share for every share subject thereto. Any shares subject to awards other than options or stock appreciation rights will be counted against the shares available for issuance as 1.65 shares for every one (1) share subject thereto. If an award under the 2010 Plan or Prior Plans terminates or is forfeited, expires or is settled in cash, the subject shares shall again be available for grant under the 2010 Plan (such shares, "Recycled Shares"). To the extent that a share that was subject to an option or stock appreciation right under the 2010 Plan becomes a Recycled Share, the 2010 Plan will be credited with one (1) share. To the extent that a share that was subject to an award (other than an option or stock appreciation right) under the 2010 Plan becomes a Recycled Share, the 2010 Plan will be credited with 1.65 shares. However, the following types of shares underlying an award may not become again available for grant under the 2010 Plan: (i) shares tendered by the participant or withheld by the Company in payment of the purchase price of an option or in satisfaction of any tax withholding obligation; (ii) shares repurchased by the Company with option proceeds; or (iii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof.

Additionally, awards and shares under a shareholder approved plan of an acquired company do not count against the 2010 Plan share maximum.

In the event the outstanding shares of Common Stock are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split or similar transaction (a "Recapitalization"), the maximum number of shares available for issuance under the 2010 Plan will be proportionately adjusted.

Awards Under the 2010 Plan. The 2010 Plan provides for the following types of awards ("Awards"): (i) incentive stock options; (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; (vi) other share-based awards, including grants of unrestricted stock; and (vii) performance awards, including annual and long-term cash performance awards.

Stock Options. The Compensation Committee may from time to time award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of the Common Stock within a specified time at a specified price. Two types of stock options may be granted under the 2010 Plan: incentive stock options, or "ISOs," which are subject to special tax treatment as described below, and non-qualified options, or "NSOs." Eligibility for ISOs is limited to employees of the Company and its subsidiaries. The exercise price of an option cannot be less than the fair market value of a share of Common Stock at the time of grant. The expiration dates of options cannot be more than seven years after the date of the original grant. Other than pursuant to a Recapitalization, the Compensation Committee may not without the approval of the Company's shareholders (i) lower the exercise price of an option after it is granted, (ii) cancel an option when the exercise price exceeds the fair market value of the underlying shares in exchange for cash or another Award, or (iii) take any other action with respect to an option that may be treated as a repricing under the rules and regulations of The Nasdaq Global Select Market. Prior to the issuance of shares upon the exercise of an option, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights under the 2010 Plan. A stock appreciation right entitles the holder upon exercise to receive an amount in cash, shares of Common Stock, other property, or a combination thereof (as determined by the Compensation Committee), computed by reference to appreciation in the value of the Common Stock. The grant date value of a stock appreciation right against which appreciation is determined cannot be less than the fair market value of a share of Common Stock at the time of grant except for subsequently granted tandem stock appreciation rights and stock appreciation rights granted in exchange for outstanding options. The expiration date of a stock appreciation right cannot be more than seven years after the date of the original grant. Other than pursuant to a Recapitalization, the Compensation Committee may not without the approval of the Company's shareholders (i) lower the grant date value of a stock appreciation right after it is granted, (ii) cancel a stock appreciation right when the grant date value exceeds the fair market value of the underlying shares in exchange for another Award, or (iii) take any other action with respect to a stock appreciation right that may be treated as a repricing under the rules and regulations of The Nasdaq Global Select Market. Prior to the issuance of shares upon the exercise of a stock appreciation right, no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the underlying shares.

Restricted Stock. The Compensation Committee may grant restricted shares of Common Stock ("restricted stock") to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the Compensation Committee shall determine in its discretion. Awards of restricted stock may be made in exchange for services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met relating to continued service or attainment of performance goals. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of a shareholder of the Company, including the right to vote the shares.

Restricted Stock Units. The Compensation Committee may grant units having a value equal to an identical number of shares of Common Stock to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance criteria) as the Compensation Committee shall determine in its discretion. If the vesting requirements specified by the Compensation Committee are met, the grantee of such units will receive shares of Common Stock, cash, other property, or any combination thereof, as determined by the Compensation Committee, equal to the fair market value of the corresponding number of shares of Common Stock. A holder of restricted stock units has no voting rights or rights to receive dividends or dividend equivalent amounts with respect to such restricted stock units.

Other Share-Based Awards. The Compensation Committee has the authority to create awards under the 2010 Plan, including awards of unrestricted stock, in addition to those specifically described in the 2010 Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of Common Stock (or the cash equivalent of such shares). These awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2010 Plan and/or cash awards made outside the 2010 Plan. Each other share-based award will be evidenced by an award agreement that will specify terms and conditions as the Compensation Committee may determine.

Performance Awards. The Compensation Committee may also make awards of performance shares, performance units, or performance-based cash bonuses, subject to the satisfaction of specified performance criteria. Performance awards may be paid in shares of Common Stock, cash, other property, or any combination thereof, as determined by the Compensation Committee.

Dividends; Dividend Equivalents. Awards other than options and stock appreciation right may, if determined by the Compensation Committee, provide that the participant will be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to cash, stock, or other property dividends declared with respect to shares of Common Stock covered by an award. The Compensation Committee may provide that such amounts will be deemed to have been reinvested in additional shares of Common Stock or otherwise, and that they are subject to the same vesting or performance conditions as the underlying awards. Any dividends or dividend equivalents provided with respect to performance awards or restricted stock, restricted stock unit or other share-based awards that are subject to the attainment of specified performance goals will be subject to the same restrictions and risk of forfeiture as the underlying awards.

Section 162(m) Provisions. Under Section 162(m) of the Code, the annual compensation paid to a publicly-traded corporation's named executive officers (other than the principal or chief financial officer) may not be deductible to the extent it exceeds $1 million for any such named executive officer. However, we are able to preserve the deductibility of compensation provided in excess of $1 million to the extent the compensation is "qualified performance-based compensation" within the meaning of, and meeting the conditions set forth in, Section 162(m) of the Code and the regulations thereunder. With respect to compensation provided under the 2010 Plan, those conditions include shareholder approval of the 2010 Plan, setting limits on the number of awards that any individual may receive, and for awards other than options and stock appreciation rights, establishing performance criteria that must be met before the award actually will vest or be paid.

Performance Criteria. The 2010 Plan lists various performance criteria that the Compensation Committee may elect to apply to awards other than options and stock appreciation rights in order to qualify such awards as "qualified performance-based compensation" that is exempt from the deduction limit of Section 162(m) of the Code. As to any award, the Compensation Committee may elect to apply any one or any combination of the following measures at the Company level or, if the Compensation Committee so determines, at a subsidiary, branch or divisional level:

Net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholder equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel.

Award Limitations. Subject to adjustment for a Recapitalization, no 2010 Plan participant may be granted: (i) options or stock appreciation rights during any rolling 36-month period with respect to more than 1,000,000 shares of Common Stock; or (ii) in the case of restricted stock, restricted stock units, other share-based awards or performance awards that are denominated in shares of Common Stock and are intended to qualify as "qualified performance based compensation" under Code Section 162(m), more than 500,000 shares of Common Stock in any rolling 36-month period (the "Limitations"). Additionally, the maximum dollar value payable in cash to any participant in any rolling 12-month period with respect to performance awards that are intended to qualify as "qualified performance based compensation" under Code Section 162(m) is $5,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

Adjustments upon Change in Control. In the event of a merger or other transaction that results in a "change in control" with respect to the Company, including the sale of all or substantially all of our assets, unless otherwise provided in the applicable award agreement, all outstanding awards shall vest and be exercisable if the successor corporation assumes or substitutes an equivalent award for each outstanding award and the participant's employment terminates without "cause" or for "good reason" (as defined in the award agreement) within 24 months of such change in control. Unless determined otherwise by the Compensation Committee, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, and the Compensation Committee may elect to terminate and cash-out such options and stock appreciation rights for their intrinsic value at the time of the change in control.

Nontransferability of Awards. No awards under the 2010 Plan, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, are transferable other than by will or the laws of descent and distribution, and an award may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative, except that the Compensation Committee may provide in an award agreement that a participant may transfer an award to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the Compensation Committee.

Amendment and Termination. The Board may, from time to time, alter, amend, suspend or terminate the 2010 Plan. No grants may be made under the 2010 Plan following the date of termination, although grants made prior to that date may remain outstanding following the termination of the 2010 Plan until their scheduled expiration date.

Certain Federal Income Tax Consequences

Tax Consequences to Participants

The following is a brief summary of certain United States federal income tax consequences relating to awards under the 2010 Plan. This summary is not intended to be complete and does not describe state, local, foreign, or other tax consequences. The tax information summarized is not tax advice.

Nonqualified Stock Options ("NSOs"). In general, (i) no income will be recognized by an optionee at the time an NSO is granted; (ii) at the time of exercise of an NSO, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares of Common Stock and the fair market value of the shares, on the date of exercise; and (iii) at the time of sale of shares of Common Stock acquired pursuant to the exercise of an NSO, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on whether the shares have been held for more than one year.

Incentive Stock Options ("ISOs"). No income will be recognized by an optionee upon the grant of an ISO. In general, no income will be recognized upon the exercise of an ISO for regular income tax purposes. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item subject to or triggering alternative minimum tax. If shares of Common Stock are issued to the optionee pursuant to the exercise of an ISO, and if no sale, transfer by gift or other disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of Common Stock acquired upon the timely exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any shares of Common Stock or other property received on the exercise.

Restricted Stock. The recipient of restricted shares of Common Stock generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the "Restrictions"). At such time, the recipient will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted shares. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain (or loss) depending upon whether the shares have been held for more than one year. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Restricted Stock Units. Generally, no income will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on any cash received and the fair market value of any unrestricted shares of Common Stock or other property on the date that such amounts are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units).

Performance Awards. No income generally will be recognized upon the grant of a performance award. Upon payment in respect of a performance award, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Common Stock or other property received.

Tax Consequences to the Company

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the amount (i) meets the test of reasonableness, (ii) is an ordinary and necessary business expense, (iii) is not an "excess parachute payment" within the meaning of Section 280G of the Code, and (iv) is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Value of Benefits

The Company is unable to determine the amount of benefits that may be received by participants under the 2010 Plan if adopted, as grants of awards are discretionary with the Compensation Committee.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (independent auditors) to examine the consolidated financial statements of the Company for the year ending December 31, 2010. The Company is seeking shareholder ratification of such action.

It is expected that representatives of Ernst & Young LLP will attend the Meeting and be available to make a statement or respond to appropriate questions.

The Board and the Audit and Finance Committee Recommend that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm (Independent Auditors).

AUDIT & FINANCE COMMITTEE DISCLOSURE

Who served on the Audit and Finance Committee?

The members of the Audit and Finance Committee as of December 31, 2009 were J. Ralph Atkin (Chair), Henry J. Eyring, James L. Welch and Robert G. Sarver. Each member of the Audit and Finance Committee has been determined by the Board to be independent under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market. The Board has determined that W. Steve Albrecht, who served on the Audit and Finance Committee through June 30, 2009, was an "audit committee financial expert" during the time he served on the Audit and Finance Committee, and Robert G. Sarver, who served on the Audit and Finance Committee throughout the year ended December 31, 2009, is an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit and Finance Committee?

The Audit and Finance Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit and Finance Committee's composition and meetings. The Audit and Finance Committee charter is available on the Company's website at *www.SkyWest.com,* and is also available in print, free of charge, upon request. Requests for a printed copy of the Audit and Finance Committee charter should be submitted to Eric D. Christensen, Corporate Secretary of the Company, at 444 South River Road, St. George, Utah 84790.

How does the Audit and Finance Committee conduct its meetings?

During the year ended December 31, 2009, the Audit and Finance Committee met with the senior members of the Company's financial management team at each of its regular scheduled quarterly meetings. The Audit and Finance Committee also met with representatives of Ernst & Young ("E&Y"), the Company's independent registered public accounting firm, at each of its in-person meetings and met with representatives of Protiviti, Inc. ("Protiviti"), the Company's principal internal auditor, at several of the meetings. Agendas for the Audit and Finance Committee's meetings are established by the Chairman of the Audit and Finance Committee, after consultation with the CFO. At those meetings, the Audit and Finance Committee reviewed and discussed various financial and regulatory issues, accounting and financial management issues, developments in the accounting profession, as well as the Company's industry, risk management and a summary of calls received on the Company's anonymous reporting line. The Audit and Finance Committee also had separate, executive sessions from time to time with representatives of E&Y, the CFO, Protiviti and the Company's legal counsel, at which meetings candid discussions of financial management, accounting, internal controls and legal and compliance issues took place. Additionally, the Chairman of the Audit and Finance Committee had separate discussions regularly with the CFO and representatives of E&Y, Protiviti and the Company's legal counsel.

Does the Audit and Finance Committee review the periodic reports and other public financial disclosures of the Company?

The Audit and Finance Committee reviews each of the Company's quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations. As part of this review, the Audit and Finance Committee discusses the reports with the Company's management and independent registered public accounting firm and considers the audit and review reports prepared by the independent registered public accounting firm about the Company's quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company's accounting practices, alternative methods of accounting under generally accepted accounting principles in the United States ("GAAP") and the preferences of the independent registered public accounting firm in this regard, the Company's critical accounting policies and the clarity and completeness of the Company's financial and other disclosures.

Did the Audit and Finance Committee play any role in connection with the Company's report on internal control?

The Audit and Finance Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit and Finance Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2009, the Audit and Finance Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

What is the role of the Audit and Finance Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. The independent registered public accounting firm has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. The responsibility of the Audit and Finance Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit and Finance Committee under its charter. The Audit and Finance Committee meets regularly with representatives of E&Y, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit and Finance Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company's accounting financial reporting practices.

Does the Audit and Finance Committee have any policy-making responsibility?

From time to time, the Audit and Finance Committee establishes certain policies as required by the rules of the Securities and Exchange Commission and the listing standards of The Nasdaq Global Select Market. For example, the Audit and Finance Committee has established a policy for the receipt and retention (including on an anonymous basis) of complaints about financial and control matters. The Audit and Finance Committee also has implemented a policy that addresses when the Company may recruit personnel who formerly were employed by the Company's independent registered public accounting firm. In other cases, the Audit and Finance Committee is responsible for overseeing the efficacy of management policies, including compliance with the Company's Code of Ethics and the availability of perquisites.

What matters have members of the Audit and Finance Committee discussed with the independent registered public accounting firm?

In its meetings with representatives of E&Y, the Audit and Finance Committee asked E&Y to address and discuss their responses to several questions that they believed were particularly relevant to its oversight. These questions included:

- Are there any significant judgments made by management in preparing the financial statements that would have been made differently had E&Y prepared and been responsible for the financial statements?
- Based on E&Y's experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and Securities and Exchange Commission disclosure requirements?
- Based on E&Y's experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

- During the course of the applicable fiscal year, has E&Y received any communication or discovered any information indicating any improprieties with respect to the Company's accounting and reporting procedures or reports?

The Audit and Finance Committee has also discussed with E&Y that they are retained by the Audit and Finance Committee and that they must raise any concerns about the Company's financial reporting and procedures directly with the Audit and Finance Committee. Based on these discussions and its discussions with management, the Audit and Finance Committee believes it has a basis for its oversight judgments and for recommending that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

What has the Audit & Finance Committee done with regard to the Company's audited financial statements for the year ended December 31, 2009?

The Audit and Finance Committee has:

- Reviewed and discussed the audited financial statements with the Company's management; and
- Discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit and Finance Committees, as amended and as adopted by the Public Company Accounting Oversight Board.

Has the Audit and Finance Committee considered the independence of the Company's independent registered public accounting firm?

The Audit and Finance Committee has received from E&Y the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit and Finance Committees, and has discussed with the firm its independence. The Audit and Finance Committee has concluded that E&Y is independent from the Company and its management.

Has the Audit and Finance Committee made a recommendation regarding the audited financial statements for the year ended December 31, 2009?

Based upon its review and the discussions with management and the Company's independent registered public accounting firm, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Does the Audit and Finance Committee provide a periodic report of its activities to the Board?

The Audit and Finance Committee provides reports of its activities at each regularly scheduled Board meeting.

Has the Audit and Finance Committee reviewed the fees paid to the Company's independent registered public accounting firm during the year ended December 31, 2009?

The Audit and Finance Committee has reviewed and discussed the fees paid to E&Y during the year ended December 31, 2009 for audit, audit related, tax and other services, which are set forth below under "Fees Paid to Independent Registered Public Accounting Firm." Because the Company did not pay to E&Y any fees for non-audit services during the years ended December 31, 2009, the Audit and Finance Committee was not required to assess whether E&Y's delivery of non-audit services is compatible with E&Y's independence.

What is the Company's policy regarding the retention of the Company's independent registered public accounting firm?

The Audit and Finance Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit and Finance Committee or the Chairman of the Audit and Finance Committee. When services are pre-approved by the Chairman of the Audit and Finance Committee, notice of such approvals is given to the other members of the Audit and Finance Committee and presented to the full Audit and Finance Committee at its next scheduled meeting.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During the years ended December 31, 2009 and 2008, the Company paid E&Y fees in the aggregate amount of $712,000 and $689,000, respectively, for the annual audit of the Company's financial statements, the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q, audits of the closing balance sheets of certain businesses acquired, and the review of the Company's registration statements.

Audit-Related Fees

During the years ended December 31, 2009 and 2008, the Company did not pay fees to E&Y for audit-related services.

Tax Fees

During the years ended December 31, 2009 and 2008, the Company paid E&Y fees in the aggregate amount of $7,500 and $0, respectively, for tax services.

All Other Fees

During the years ended December 31, 2009 and 2008, E&Y did not provide any services to the Company, and the Company did not pay to E&Y any fees, other than those identified above.

REPORT OF THE AUDIT & FINANCE COMMITTEE

In connection with the financial statements for the year ended December 31, 2009, the Audit and Finance Committee has:

(1) Reviewed and discussed the audited financial statements with management;

(2) Discussed with E&Y, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board; and

(3) Received the written disclosure and letter from E&Y regarding the auditors' independence required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with the independent auditors, the independent auditor's independence.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board at the February 3, 2010 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit & Finance Committee

J. Ralph Atkin (Chair)
Henry J. Eyring
Robert G. Sarver
James L. Welch

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2009 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Securities Exchange Act of 1934, as amended.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the Company's 2011 Annual Meeting of Shareholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Secretary of the Company on or before October 16, 2010. Shareholder proposals to be presented at the 2011 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than November 15, 2010, nor later than December 17, 2010, in accordance with the procedures set forth in the Company's Bylaws.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2009 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2009 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2009 Annual Report to Shareholders should submit a request by writing to Eric D. Christensen, Corporate Secretary of the Company, 444 South River Road, St. George, Utah 84790. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.



Eric D. Christensen
Vice President Planning, Corporate Secretary

St. George, Utah

March 15, 2010

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Appendix A

SKYWEST, INC.

2010 LONG-TERM INCENTIVE PLAN

SkyWest, Inc. (the "Company"), a Utah corporation, hereby establishes and adopts the following SkyWest, Inc. 2010 Long-Term Incentive Plan (the "Plan").

1. PURPOSE OF THE PLAN

The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to the Company's success and to achieve long-term objectives that will benefit stockholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any agreement, contract or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. "*Committee*" shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. The Committee shall consist of no fewer than two Directors, each of whom is: (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act; (ii) an "outside director" within the meaning of Section 162(m) of the Code; and (iii) an "independent director" for purpose of the rules of the applicable Securities Exchange on which the Shares are traded, to the extent required by such rules.

2.6. "*Consultant*" shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person: (i) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction; (ii) does not directly or indirectly promote or maintain a market for the Company's securities; and (iii) otherwise qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares of stock on a Form S-8 registration statement.

2.7. "*Covered Employee*" shall mean an employee of the Company or its Subsidiaries who is a "covered employee" within the meaning of Section 162(m) of the Code.

2.8. "*Director*" shall mean a non-employee member of the Board.

2.9. "*Dividend Equivalents*" shall have the meaning set forth in Section 12.5.

2.10. "*Employee*" shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person becoming an employee of the Company or any Subsidiary.

2.11. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

2.12. "*Fair Market Value*" shall mean, with respect to Shares as of any date: (i) the closing price of the Shares as reported on the Securities Exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (ii) if the Shares are not listed on any Securities Exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are neither listed on a Securities Exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

2.13. *"Incentive Stock Option"* shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code.

2.14. "*Limitations*" shall have the meaning set forth in Section 10.5.

2.15. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.16. "*Other Share-Based Award*" shall have the meaning set forth in Section 8.1.

2.17. "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.18. "*Payee*" shall have the meaning set forth in Section 13.2.

2.19. "*Performance Award*" shall mean any Award of Performance Cash, Performance Shares or Performance Units granted pursuant to Article 9.

2.20. *"Performance Cash"* shall mean any cash incentives granted pursuant to Article 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.21. "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.22. "*Performance Share*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.23. "*Performance Unit*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish.

2.24. "*Permitted Assignee*" shall have the meaning set forth in Section 12.3.

2.25. "*Plan*" shall mean the SkyWest, Inc. 2010 Long-Term Incentive Plan as set forth herein, and as subsequently amended from time to time.

2.26. "*Prior Plans*" shall mean, collectively, the Company's 2006 Long-Term Incentive Plan and the Company's prior Executive Stock Incentive Plan and Allshare Stock Option Plan.

2.27. "*Restricted Stock*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.28. "*Restricted Stock Award*" shall have the meaning set forth in Section 7.1.

2.29 "*Restricted Stock Unit*" means an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.30 "*Restricted Stock Unit Award*" shall have the meaning set forth in Section 7.1.

2.31. "*Securities Exchange*" means the principal U.S. national securities exchange on which the Shares are listed and traded on the date in question. As of the date hereof, the applicable Securities Exchange is The NASDAQ Global Select Market.

2.32. "*Shares*" shall mean the shares of common stock, no par value, of the Company.

2.33. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Article 6.

2.34. "*Subsidiary*" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the relevant time each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.35. "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for: (i) awards previously granted by an entity (other than the Company or a Subsidiary) that is acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines; or (ii) the right or obligation of any entity acquired by the Company or acquired by any Subsidiary, or with which the Company or any Subsidiary combines, to make future awards.

2.36. "*Vesting Period*" shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to adjustment as provided in Section 12.2, a total of 5,150,000 Shares shall be authorized for grant under the Plan, decreased by one (1) Share for every one (1) Share that was subject to an option or stock appreciation right granted under the Prior Plans after December 31, 2009 and one and sixty-five one hundredths (1.65) Shares for every one (1) Share that was subject to an award (other than an option or stock appreciation right) granted under the Prior Plans after December 31, 2009, and increased by Shares covered by awards granted under the Prior Plans that again become available for grant pursuant to Section 3.1(b). Shares shall be counted as used as of the applicable grant date. Any Shares that are subject to Options or Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights shall be counted against this limit as one and sixty-five one-hundredths (1.65) Shares for every one (1) Share granted. After the effective date of the Plan as provided in Section 13.13, no further awards shall be granted under any Prior Plan.

(b) If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after December 31, 2009 any Shares subject to an award under the Prior Plans are forfeited, an award under Prior Plans expires, or an award under the Prior Plans is settled for cash (in whole or in part), the Shares subject to such Award or award under the Prior Plans shall, to the extent of such forfeiture, expiration or cash settlement, again be available for Awards under the Plan, in accordance with Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or an option granted under the Prior Plans, or to satisfy any tax withholding obligation with respect to an Award or an award granted under the Prior Plans; (ii) Shares subject to a Stock Appreciation Right or a stock appreciation right granted under the Prior Plans that are not issued in connection with its stock settlement on exercise thereof; and (iii) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or options granted under the Prior Plans.

(c) Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the applicable Limitations applicable to a Participant under Section 10.5, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, expiration or cash settlement as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under Section 3.1(a) of the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(d) Any Shares that again become available for grant pursuant to Section 3.1(b) shall be added back as: (i) one (1) Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans; and (ii) as one and sixty-five one-hundredths (1.65) Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or awards other than options or stock appreciation rights granted under the Prior Plans.

3.2. *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility.* Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2. *Administration.*

(a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent, and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will have Dividend Equivalents; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to a Director on the Committee shall require the prior approval of the Board.

(c) To the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the Securities Exchange on which the Shares are traded, the Committee may delegate to a committee of one or more directors of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards.

5. OPTIONS

5.1. *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements.* All Options shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's stockholders: (a) lower the option price per Share of an Option after it is granted; (b) cancel an Option in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3); or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded.

5.4. *Option Term.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability; provided, however, that the term of the Option shall not exceed five (5) years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary.

5.5. *Exercise of Options.*

(a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made: (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds); (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value; (iii) with the consent of the Committee, by delivery of other consideration having a Fair Market Value on the exercise date equal to the total purchase price; (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option; (v) through any other method specified in an Award Agreement (including same-day sales through a broker); or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement evidencing an Option may provide that if on the last day of the term of the Option the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.

5.6. *Form of Settlement.* In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

5.7. *Incentive Stock Options.* The Committee may grant Incentive Stock Options to any Employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 4,200,000 Shares, subject to adjustment as provided in Section 12.2.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise.* The Committee may provide Stock Appreciation Rights: (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option; (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award; or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of: (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise), over (ii) the grant price of the Stock Appreciation Right.

(b) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall: (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2; and (ii) have a term not greater than seven (7) years.

(e) An Award Agreement evidencing a Stock Appreciation Right may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes. Any fractional Share shall be settled in cash.

(f) Without the approval of the Company's stockholders, other than pursuant to Section 12.2, the Committee shall not: (i) reduce the grant price of any Stock Appreciation Right after the date of grant; (ii) cancel any Stock Appreciation Right in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3); or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded.

7. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1. *Grants.* Awards of Restricted Stock and of Restricted Stock Units may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award" or "Restricted Stock Unit Award" respectively), and such Restricted Stock Awards and Restricted Stock Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. Each Restricted Stock Award and Restricted Stock Unit Award shall be subject to vesting restrictions imposed by the Committee covering a period of time specified by the Committee (the "Vesting Period"). The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the issuance of Restricted Stock Awards or Restricted Stock Unit Awards.

7.2. *Award Agreements.* The terms of any Restricted Stock Award or Restricted Stock Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards and Restricted Stock Unit Awards need not be the same with respect to each Participant.

7.3. *Rights of Holders of Restricted Stock and Restricted Stock Units.*

(a) Unless otherwise provided in the applicable Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive dividends and other distributions made with respect to such Shares. Except as otherwise provided in an Award Agreement, any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as apply to the Restricted Stock under such Restricted Stock Award. Any provision herein to the contrary notwithstanding, unless otherwise provided in the applicable Award Agreement, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award shall be: (i) accumulated subject to restrictions and risk of forfeiture to the same extent as the underlying Restricted Stock with respect to which such cash, Shares or other property has been distributed; and (ii) either (A) paid to the Participant at the time such restrictions and risk of forfeiture lapse or (B) forfeited to the extent the underlying Restricted Stock that is forfeited.

(b) A Participant receiving a Restricted Stock Unit Award shall not possess voting rights or the right to receive any dividends or other distributions with respect to such Award. The applicable Award Agreement may, however, grant the Participant Dividend Equivalencies with respect to Restricted Stock Units.

(c) Notwithstanding the provisions of this Section, cash dividends with respect to any Restricted Stock Award and any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock Award or the number of Shares covered by a Restricted Stock Unit Award that vests based on achievement of performance goals shall be accumulated, shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock or Restricted Stock Units with respect to which such cash, Shares or other property has been distributed and shall be paid at the time such restrictions and risk of forfeiture lapse.

7.4. *Minimum Vesting Period.* Except as otherwise provided in the applicable Award Agreement or in special circumstances determined by the Committee in its sole discretion, Restricted Stock Awards and Restricted Stock Unit Awards shall have a Vesting Period of not less than: (i) three (3) years from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary; or (ii) one (1) year from date of grant if subject to the achievement of performance objectives.

7.5 *Issuance of Shares.* Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred stock units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation. Other Share-Based Awards shall be subject to such vesting restrictions as are imposed by the Committee covering a period of time specified by the Committee (the "Vesting Period").

8.2. *Award Agreements.* The terms of Other Share-Based Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Notwithstanding the provisions of this Section, any cash, Shares or property (other than cash) distributed as a dividend or otherwise with respect to the number of Shares covered by a Other Share-Based Award that vests based on achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Shares covered by the Other Share-Based Award with respect to which such cash, Shares or other property has been distributed.

8.3. *Minimum Vesting Period.* Except as otherwise provided in the applicable Award Agreement or in special circumstances as determined by the Committee in its sole discretion, Other Share-Based Awards shall have a Vesting Period of not less than: (i) three (3) years from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary; or (ii) one (1) year from date of grant if subject to the achievement of performance objectives.

8.4. *Payment.* Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Cash, Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2.

9.2. *Award* Agreements. The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than one (1) year nor longer than five (5) years unless the Award is not payable in Shares. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

10. CODE SECTION 162(m) PROVISIONS

10.1. *Application.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award or an Other Share-Based Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that Sections 10.2 through 10.4 are applicable to such Award. Additionally, the individual limitations set forth in Section 10.5 shall apply to any Award granted under the Plan to a Participant regardless of whether the Participant is or is expected to become a Covered Employee.

10.2. *Performance Criteria.* If the Committee determines that a Restricted Stock Award, a Restricted Stock Unit, a Performance Award or an Other Share-Based Award is intended to be subject to this Section 10.2, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer)); strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); cost per available seat mile; revenue per available seat mile; revenue or cost per revenue seat mile; percentage of flights completed on time; percentage of scheduled flights completed; lost passenger baggage per passenger or per seat mile; aircraft utilization; revenue per employee; and implementation, completion or attainment of measurable objectives with respect to commercialization, projects, service volume levels, acquisitions and divestitures; transactions; and recruiting and maintaining personnel. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including: (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Share-Based Award that is subject to Section 10.2, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Participant, a Change in Control, or as otherwise determined by the Committee in special circumstances.

10.4. *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participants.* Subject to adjustment as provided in Section 12.2, no Participant may: (i) be granted Options or Stock Appreciation Rights during any 36-month period with respect to more than 1,000,000 Shares; and (ii) earn more than 500,000 Shares with respect to Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and/or Other Share-Based Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in Shares in any 36-month period (collectively, the "Limitations"). In addition to the foregoing, the maximum dollar value that may be earned by any Participant for each 12 months in a Performance Period with respect to Performance Awards that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in cash is $5,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitation (or, if denominated in cash, toward the dollar amount in the preceding sentence).

11. CHANGE IN CONTROL PROVISIONS

11.1. *Impact on Certain Awards.* Award Agreements may provide that in the event of a Change in Control of the Company (as defined in Section 11.3): (i) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be cancelled and terminated without payment therefor if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price; and (ii) Performance Awards shall be considered to be earned and payable (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control) and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed.

11.2. *Assumption or Substitution of Certain Awards.*

(a) Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control of the Company in which the successor company assumes or provides a substitute award for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior thereto if applicable) without "cause" or for "good reason" as defined in the Award Agreement or under other circumstances specified in the Award Agreement: (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or such other longer period of time as is set forth in the applicable Award Agreement); (ii) the restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units outstanding as of the date of such termination of employment shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant. For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award shall be considered assumed or substituted for if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(b) Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control of the Company to the extent the successor company does not assume or substitute for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or

Other Share-Based Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable; (ii) all restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units that are not assumed or substituted for (or continued) shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards or any other Awards that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant.

(c) The Committee, in its discretion, may determine that, upon the occurrence of a Change in Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change in Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.3. *Change in Control.* For purposes of the Plan, unless otherwise provided in an Award Agreement, Change in Control means the occurrence of any one of the following events:

(a) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); *provided, however*, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; (iv) pursuant to a Non-Qualifying Transaction, as defined in paragraph (c); or (v) by any person of Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 50% or more of Company Voting Securities by such person;

(c) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 50% or more of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided*, *that* if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including the rules and regulations of the Securities Exchange on which the Shares are then traded; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's stockholders (to the extent stockholder approval is required by the Code or other applicable law), amend the Plan to: (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2); (b) expand the types of awards available under the Plan; (c) materially expand the class of persons eligible to participate in the Plan; (d) amend Section 5.3 or Section 6.2(f) to eliminate the requirements relating to minimum exercise price, minimum grant price and stockholder approval; (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Stock Appreciation Right specified by Section 6.2(d); or (f) increase the Limitations. The Board may not, without the approval of the Company's stockholders, cancel an Option or Stock Appreciation Right in exchange for cash or take any action with respect to an Option or Stock

Appreciation Right that would be treated as a repricing under the rules and regulations of the Securities Exchange on which the Shares are then traded, including a reduction of the exercise price of an Option or the grant price of a Stock Appreciation Right or the exchange of an Option or Stock Appreciation Right for cash or another Award. In addition, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

12.2. *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the Limitations, the maximum number of Shares that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate; provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.3. *Transferability of Awards.* Except as provided below, no Award and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "Permitted Assignee") to: (i) the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings; (ii) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (i); (iii) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or shareholders; or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

12.4. *Termination of Employment or Services.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5. *Deferral; Dividend Equivalents.* The Committee in its sole discretion shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested and may provide that the Dividend Equivalents are subject to the same vesting or performance conditions as the underlying Award. Notwithstanding the foregoing, Dividend Equivalents distributed in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such cash, stock or other property has been distributed.

13. MISCELLANEOUS

13.1. *Award Agreements.* Each Award Agreement shall either be: (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf; or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2. *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee"). net of any applicable federal, state and local taxes required to be paid or withheld as a result of: (a) the grant of any Award; (b) the exercise of an Option or Stock Appreciation Right; (c) the delivery of Shares or cash; (d) the lapse of any restrictions in connection with any Award; or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not cause an adverse accounting consequence or cost) otherwise deliverable in connection with the Award.

13.3. *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason "at will." Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4. *Substitute Awards.* Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5. *Cancellation of Award; Forfeiture of Gain.* Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that the Award shall be canceled if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary (including conduct contributing to any financial restatements or financial irregularities), as determined by the Committee in its sole discretion. The Committee may provide in an Award Agreement that if within the time period specified in the Agreement the Participant establishes a relationship with a competitor or engages in an activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of the Award and must repay such gain to the Company.

13.6. *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the U.S. Securities and Exchange Commission ("SEC"), any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.7. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.8. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9. *Severability.* The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall: (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect; and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.10. *Construction.* As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

13.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Utah, without reference to principles of conflict of laws, and construed accordingly.

13.13. *Effective Date of Plan; Termination of Plan.* The Plan shall be effective on the date of the approval of the Plan by the holders of a majority of the shares entitled to vote at a duly constituted meeting of the stockholders of the Company at which a quorum is present. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth (10th) anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.14. *Foreign Employees and Consultants.* Awards may be granted to Participants who are foreign nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15. *Compliance with Section 409A of the Code.* This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

13.16 *No Registration Rights; No Right to Settle in Cash.* The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of: (a) the offer or issuance of any Award; (b) any Shares issuable upon the exercise of any Award; or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of: (i) any offer or issuance of any Award; (ii) any Shares issuable upon exercise of any Award; or (iii) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

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OFFICERS AND DIRECTORS

OFFICERS—SKYWEST, INC. AND SUBSIDIARIES

Jerry C. Atkin
Elected Chairman of the Board, 1991.
Chief Executive Officer since 1975.

Bradford R. Rich
Executive Vice President and Chief Financial Officer since 1991. Previously Vice President—Corporate Controller. 23 years service.

Eric D. Christensen
Vice President—Planning since 1991.
Corporate Secretary since 1994.
25 years service.

Michael J. Kraupp
Vice President—Finance and Treasurer since 2007. Previously Vice President—Finance and Vice President—Controller.
19 years service.

James B. Jensen
Vice President—Information Technology since 2001. Previously Sr. Director Information Technology. 20 years service.

Eric J. Woodward
Vice President—Controller since 2007.
Previously Director of Financial Planning and Analysis. 6 years service.

OFFICERS OF SKYWEST AIRLINES, INC.

Russell A. Childs
President and Chief Operating Officer since 2007. Previously Vice President—Controller and Sr. Director—Controller. 9 years service.

James K. Boyd
Vice President—Customer Service since 1991. Previously Director of Stations and Station Manager. 28 years service.

H. Michael Gibson
Vice President—Maintenance since 1991.
Previously Director of Quality Assurance.
22 years service.

Sonya Wolford
Vice President—Inflight since 2002.
Previously Sr. Director—Inflight.
15 years service.

Lori Hunt
Vice President—People since 2007.
Previously Director—Delta Connection and Regional Director Customer Service.
24 years service.

Michael Thompson
Vice President—Market Development since 2007.
Previously Operations Analyst. 6 years service.

Klen Brooks
Vice President—Flight Operations since 2007.
Previously Director Flight Operations and Chief Pilot. 37 years service.

OFFICERS—ATLANTIC SOUTHEAST AIRLINES, INC.

Bradford R. Holt
President and Chief Operating Officer since 2007. Previously Vice President—Flight Operations for SkyWest Airlines, Inc.
27 years service.

Charlie Tutt
Vice President—Flight Operations since 2005.
Various positions with Delta Air Lines including line pilot, flight instructor and chief pilot. 5 years service.

Ken Ashworth
Vice President—Maintenance and Engineering since 2007. Previously Director of Maintenance for SkyWest Airlines, Inc. 29 years service.

Lisa R. Walker
Vice President—Airport CS Operations since 2002. Previously Managing Director Airport Operations. 28 years service.

Kevin Wade
Vice President—Administration & Resources since 2008. Previously Director of Finance.
9 years service.

Brandee Reynolds
Vice President—Inflight Services since 2008.
Previously Director of Inflight Operations Director of Labor Contract Administration.
16 years service.

Terry Vais
Vice President—Customer Care since 2008.
Previously LAX Hub Director for SkyWest Airlines. 19 years service.

BOARD OF DIRECTORS

Jerry C. Atkin
Chairman of the Board of Directors
Elected Chairman 1991
Chief Executive Officer of SkyWest, Inc.
Member of the Board since 1974

J. Ralph Atkin
Attorney-at-Law
Founder of SkyWest, Inc.
Chairman Audit & Finance Committee
Member Nominating & Corp Governance
Member of the Board since 1972

Ian M. Cumming
Chairman Leucadia National Corp.
Chairman Nominating & Corp Governance
Member Compensation Committee
Member of the Board since 1986

Steven F. Udvar-Hazy
Chairman and CEO of Air Lease LLC
Board Lead Director
Member Compensation Committee
Member Nominating & Corp Governance
Member of the Board since 1986

BOARD OF DIRECTORS CONTINUED

Robert G. Sarver
Chairman and Chief Executive Officer
Western Alliance Bancorporation
Member Audit & Finance Committee
Member of the Board since 2000

Henry J. Eyring
Advancement VP
Brigham Young University—Idaho.
Chairman Compensation Committee
Member Audit & Finance Committee
Member of the Board since 1995

Margaret S. (Peg) Billson
President Legacy Support Group
Member Compensation Committee
Member of the Board since 2006

James L. Welch
President & CEO, Dynamex, Inc.
Member Audit & Finance Committee
Member Nominating & Corp Governance
Member of the Board since 2007

Michael K. Young
President, University of Utah
Member Compensation Committee
Member of the Board since 2009

CORPORATE INFORMATION

Stock Information
NASDAQ Stock Symbol: SKYW

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, UT 84130

Independent Public Accountants
Ernst & Young LLP
178 South Rio Grande Street, Suite 400
Salt Lake City, UT 84101

Corporate Headquarters
SkyWest, Inc.
444 South River Road
St. George, UT 84790
Tel: (435) 634-3000
www.skywest.com










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